Exhibit 2.1

Execution Version

EQUITY AND ASSET PURCHASE AGREEMENT

by and among

ARDAGH GROUP S.A.,

BALL CORPORATION,

and REXAM PLC,

dated as of April 22, 2016

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2.20	Foreign Corrupt Practices Act; UK Bribery Act	38
2.21	Customers and Suppliers	38
2.22	Disclaimer	38

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

3.1	Organization and Authority of Purchaser and Purchaser’s Affiliates	39
3.2	No Conflicts	39
3.3	Governmental Consents and Approvals	40
3.4	Litigation	40
3.5	Acquisition of Equity for Investment	40
3.6	Acquisition of Rexam Securities	40
3.7	Brokers	41
3.8	Financing	41
3.9	Investigation	42

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1	Conduct of the Business	43
4.2	Prior Notice to Invoke Certain Conditions	45
4.3	Access to Information; Confidentiality	45
4.4	Non-Solicitation	47
4.5	Regulatory and Other Authorizations; Notices and Consents	48
4.6	Permits Transfer	49
4.7	Affiliate Transactions	50
4.8	Termination of Insurance Coverage	50
4.9	Use of Seller and Rexam Names and Marks	50
4.10	License to Retained Intellectual Property	52
4.11	Credit and Performance Support Obligations	54
4.12	Mutual Transition Services Agreement	54
4.13	Contact with Customers and Suppliers	54
4.14	Distribution of Cash Balances	55
4.15	Weissenthurm Conversion	55
4.16	Restructuring	55
4.17	Further Assurances; Post-Closing Cooperation	56
4.18	Financing	56
4.19	Acquisition of Rexam Securities	64
4.20	Rexam Obligations	64
4.21	Pre-Closing Business Employee Information Obligations	64
4.22	Hedging Arrangements	64
4.23	Additional Ancillary Agreements	66

ARTICLE V

EMPLOYEE MATTERS

5.1	Employee Benefit Matters	66

ARTICLE VI

TAXES

6.1	Apportionment of Taxes	72
6.2	Transfer Taxes	73
6.3	Tax Returns	73
6.4	Tax Cooperation	74
6.5	Refunds or Credits; Amended Returns	74
6.6	Contests	75
6.7	VAT	76
6.8	Earnings and Profits	76

ARTICLE VII

CONDITIONS

7.1	Conditions to the Obligations of Purchaser	76
7.2	Conditions to the Obligations of Seller	77
7.3	Additional Condition to Obligations of Seller and Purchaser	78

ARTICLE VIII

TERMINATION

8.1	Termination	79
8.2	Effect of Termination	80

ARTICLE IX

INDEMNIFICATION AND SURVIVAL

9.1	Survival of Representations, Warranties, Covenants and Agreements	81
9.2	Indemnification	81
9.3	Indemnity Procedures	84
9.4	Tax Effect	85
9.5	Additional Provisions Related to Indemnification for Seller-Indemnified On-Site Environmental Liabilities and Breach of Section 2.15	86
9.6	Insurance Offset	89

ARTICLE X

DEFINITIONS

10.1	Definitions	89

ARTICLE XI

MISCELLANEOUS

11.1	Assignment	111
11.2	Public Announcements	111
11.3	Expenses	112
11.4	Severability	112
11.5	No Third Party Beneficiaries	112
11.6	Amendment; Waiver	112
11.7	Governing Law	112
11.8	Jurisdiction	112
11.9	Waiver of Jury Trial	113
11.10	Specific Performance	113
11.11	Headings	113
11.12	Counterparts	113
11.13	Further Documents	114
11.14	Notices	114
11.15	Construction	115
11.16	Exchange Rates	116
11.17	Bulk Sales Laws	116
11.18	Entire Agreement	116
11.19	Certain Claims	116

EXHIBITS

Exhibit A	Sample Closing Statement
Exhibit B	Forms of Foreign Acquisition Agreements
Exhibit C	Form of Assignment and Assumption Agreement and Bill of Sale
Exhibit D	Form of FIRPTA Certificate
Exhibit E	Form of Mutual Transition Services Agreement
Exhibit F	Form of Lease Assignment and Assumption Agreement
Exhibit G	French Offer Letter
Exhibit H	Dutch Offer Letter
Exhibit I	Form of Brazilian Ends Supply Agreement

SCHEDULES

Schedule 1	Purchased Entities
Schedule 1.1(a)(ii)	Business Real Property
Schedule 1.1(b)(i)(A)	Contracts Exclusively Related to the Business
Schedule 1.1(b)(i)(B)	Other Contracts
Schedule 1.1(b)(i)(C)	Business IP Licenses
Schedule 1.1(b)(i)(D)	Transferred Supplier Contracts
Schedule 1.1(b)(i)(E)	Transferred Customer Contracts
Schedule 1.1(b)(ix)	Employee Benefit Plan Assets
Schedule 1.1(b)(x)	Transferred Intellectual Property
Schedule 1.1(b)(xiii)	Other Purchased Assets
Schedule 1.2(c)	Excluded Entities
Schedule 1.2(m)	Excluded Fixtures, Equipment and Tangible Personal Property
Schedule 1.2(n)(i)	Excluded Customer Contracts
Schedule 1.2(n)(ii)	Other Excluded Business Contracts
Schedule 1.2(v)	Other Excluded Assets
Schedule 1.3(c)	Other Employment Benefit Plan Liabilities
Schedule 1.3(k)	Other Assumed Liabilities
Schedule 1.4(d)	Excluded Liabilities Related to Employee Benefit Plans
Schedule 1.4(k)	Other Excluded Liabilities
Schedule 1.9(e)	Consultation with Business Employees’ Representatives
Schedule 1.15(b)	Additional Purchase Price Adjustment
Schedule 2.7(a)	Financial Statements
Schedule 2.17(d)	Defined Benefit Plans
Schedule 2.18	US Federal Tax Classification of Purchased Entities
Schedule 4.1(j)	Interim Period Capital Expenditures
Schedule 4.1(n)	Excepted Business Employees
Schedule 4.3	Access to Information
Schedule 4.4(a)	Seller Non-Solicitation
Schedule 4.4(b)	Purchaser Non-Solicitation
Schedule 4.7(a)	Intercompany Agreements
Schedule 4.7(b)	Intercompany Receivables

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Schedule 4.8	Termination of Insurance Coverage
Schedule 4.9(b)	SLEEK Marks and SLEEK Cans
Schedule 4.9(c)	Seller and Rexam Marks
Schedule 4.10(a)(ii)	License to Retained Intellectual Property
Schedule 4.16	Restructuring
Schedule 5.1(c)	Retention Liabilities and Incentives
Schedule 5.1(h)	Pension and Certain Other Post-Employment Benefit Obligations

Schedule 10.1(a)-1	Business Employees
Schedule 10.1(a)-2	Excluded Business Employees
Schedule 10.1(b)	Conveyed Purchased Entities
Schedule 10.1(c)	Excluded Pipeline Project Equipment
Schedule 10.1(d)	Excluded Pipeline Project IP
Schedule 10.1(e)	Facilities
Schedule 10.1(f)	Knowledge of Purchaser
Schedule 10.1(g)	Knowledge of Seller
Schedule 10.1(h)	Leased Business Real Property
Schedule 10.1(j)	Owned Business Real Property
Schedule 10.1(k)	Permitted Encumbrances
Schedule 10.1(l)	Purchased Affiliate Interests
Schedule 10.1(m)	Purchased Working Capital Definition
Schedule 10.1(n)	Rexam Entities
Schedule 10.1(o)	Seller Entities
Schedule 10.1(q)	Transferred Fixtures, Equipment and Tangible Personal Property
Schedule 10.1(r)	UK Purchased Entities
Schedule 10.1(s)	Section 1.15 Definitions
Schedule 10.1(t)	Key Employees

SELLER DISCLOSURE LETTER

This EQUITY AND ASSET PURCHASE AGREEMENT, dated as of April 22, 2016, is made and entered into by and among Ardagh Group S.A., a Luxembourg company (“Purchaser”), Ball Corporation, an Indiana corporation (“Seller”), and (subject in all respects to Section 4.20) Rexam PLC, a public limited company registered in England and Wales (“Rexam” and collectively with Purchaser and Seller, the “Parties”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 10.1.

WHEREAS, pursuant to Rule 2.7 of the City Code (as defined herein), on February 19, 2015, Seller announced (the “Rule 2.7 Announcement”) its firm intention to make, indirectly through Ball UK Acquisition Limited, a wholly owned subsidiary of Seller (“Acquisition Sub”), a recommended offer for the entire issued and to be issued ordinary share capital of Rexam (the “Rexam Transaction”);

WHEREAS, in connection with the Rexam Transaction, Seller, Rexam and Acquisition Sub have entered into that certain co-operation agreement, dated February 19, 2015 (as amended, the “Co-operation Agreement”);

WHEREAS, in connection with obtaining the regulatory clearances necessary under applicable Competition/Investment Laws (as hereinafter defined) for the consummation of the Rexam Transaction (the “Clearances”), Seller has entered into certain discussions with applicable regulatory authorities in the United States, Brazil and the European Union and has prior to the date of this Agreement (i) received a conditional clearance decision from Conselho Administrativo De Defesa Econômica (“CADE”) in Concentration Act No. 08700.006567/2015-07, (ii) received a conditional clearance decision from the European Commission (the “EC”) in Case No. M.7567 pursuant to Article 8(2) of the EU Merger Regulation and (iii) reached preliminary agreement with United States Federal Trade Commission (“FTC”) Staff regarding divestitures sufficient for the FTC to approve the Rexam Transaction;

WHEREAS, in furtherance of obtaining the Clearances, Seller has agreed, subject to certain conditions, to effect, among other things, the sale and divestiture of the Business (as hereinafter defined);

WHEREAS, to effect the sale and divestiture of the Business, the Parties are, among other things, entering into this Agreement in respect of the sale of the Purchased Assets (as hereinafter defined) and the assumption of the Assumed Liabilities (as hereinafter defined) following the consummation of the Rexam Transaction, which sale and divestiture of the Business are otherwise subject to the terms and conditions contained in this Agreement;

WHEREAS, in accordance with the Restructuring (as hereinafter defined), either prior to, or immediately after, the consummation of the Rexam Transaction and in any event before the Closing (as hereinafter defined), certain of the assets and liabilities subject to the foregoing sale and divestiture will be transferred to, and certain of the assets and liabilities not subject to the foregoing sale and divestiture will be transferred from, as applicable, the entities set forth on Schedule 1, each a direct or indirect subsidiary of Seller or Rexam (collectively, the “Purchased Entities”);

WHEREAS, immediately following the consummation of the Rexam Transaction, Rexam will be a wholly owned subsidiary of Seller, and Seller, through its ownership of Rexam and its Affiliates, will hold, directly or indirectly, all of the Purchased Assets and the Assumed Liabilities; and

WHEREAS, on the terms and subject to the conditions set forth herein, at the Closing, the Parties intend that Seller shall cause the applicable Seller Entities and Rexam Entities to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase and acquire from the applicable Seller Entities and Rexam Entities all of their right, title and interest in and to all of the Purchased Assets, and Purchaser shall assume all of the Assumed Liabilities (the “Transaction”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties, as applicable, agrees as follows:

ARTICLE I

PURCHASE AND SALE

1.1                               Purchase and Sale of Purchased Assets. Subject to the terms and conditions of this Agreement (including but not limited to Section 1.13), at the Closing, Seller shall cause the Seller Entities and the Rexam Entities to sell, assign, transfer, convey and deliver, free and clear of all Encumbrances other than Permitted Encumbrances on Purchased Assets (other than the Purchased Equity, which shall be sold, assigned, transferred, conveyed and delivered, free and clear of all Encumbrances other than those arising under securities Laws), to Purchaser and its designated Affiliates, and Purchaser shall purchase, acquire and accept on its behalf and on behalf of its designated Affiliates from the Seller Entities and the Rexam Entities, as applicable, all of their respective right, title and interest as of the Closing in and to only the following (collectively, the “Purchased Assets”):

(a)                                 (i) the Purchased Equity and (ii) the Business Real Property set forth on Schedule 1.1(a)(ii); and

(b)                                 to the extent not otherwise sold, assigned, transferred, conveyed or delivered to Purchaser directly or indirectly by the purchase of the Purchased Equity:

(i)                                     all rights under (A) any Contracts that are exclusively related to the Business, including each Contract set forth on Schedule 1.1(b)(i)(A) (except, in each case, for any Excluded Business Contracts and any Contracts that are the subject of clause (B), (C), (D) or (E) of this Section 1.1(b)(i)), (B) the Contracts set forth on Schedule 1.1(b)(i)(B), (C) all Contracts with respect to Intellectual Property set forth on Schedule 1.1(b)(i)(C) to the extent exclusively related to the Business (the “Business IP Licenses”), (D) the Transferred Supplier Contracts or such portion of the Transferred Supplier Contracts solely to the extent related to the Business and (E) the Transferred Customer Contracts or such portion of the

Transferred Customer Contracts solely to the extent related to the Business (collectively with the foregoing clauses (A), (B), (C) and (D), such Contracts or portion of such Contracts, as the case may be, together with any Contracts to the extent related to the Business to which a Purchased Entity or a subsidiary of a Purchased Entity is a party, the “Specified Business Contracts”), it being agreed that any such Contracts that are Shared Contracts shall be governed by Section 1.13(c) and shall be treated as Purchased Assets only to the extent provided therein; provided, however, that Seller may update Schedule 1.1(b)(i) no later than two (2) Business Days prior to the Confirmation Date to account for Contracts that were entered into in accordance with the terms of this Agreement or that have terminated in accordance with their terms after the date of this Agreement and prior to the time of such update;

(ii)                                  all inventory (whether raw materials, work in process, semi-finished goods, finished goods, scrap or supplies), including any such inventory on consignment, to the extent primarily used in the Business, wherever located (including at any of the Business Real Property) (collectively, together with any inventory primarily used in the Business owned by any Purchased Entity or a subsidiary of a Purchased Entity as of the Closing, the “Inventory”);

(iii)                               (A) all Books and Records (excluding, for the avoidance of doubt, any Tax Returns) and (B) copies of all Tax Returns to the extent (and only to the extent) related to Taxes of the Purchased Entities or with respect to the Purchased Assets;

(iv)                              all Transferred Fixtures, Equipment and Tangible Personal Property (including (A) all copies of third party software embedded therein and (B) copies of Technical Documentation that are maintained at the Facilities with respect thereto);

(v)                                 to the extent transferable under applicable Law, in part or whole, all rights to all causes of action, lawsuits, judgments, claims, defenses against third parties and demands of any nature arising on or after the Closing Date, whether arising by way of counterclaim or otherwise, in each case to the extent (and only to the extent) related to any Purchased Asset or Assumed Liability, except for claims for refunds of any Taxes (which shall be governed by Section 6.5(a));

(vi)                              to the extent transferable under applicable Law, all Business Permits and Environmental Permits (and all applications therefor) used exclusively in, or obtained exclusively for, the operation of the Business;

(vii)                           all goodwill in respect of, or arising primarily out of, the conduct of the Business (including the exclusive right for Purchaser to represent itself as carrying on the operation of the Business at the applicable Business Real Properties in succession to Seller or Rexam, as applicable);

(viii)                        all guaranties, warranties, indemnities and similar rights granted by any third party to the extent in respect of the Business or a Purchased Asset for the period on and after the Closing Date;

(ix)                              all assets related to Employee Benefit Plans as explicitly set forth on Schedule 1.1(b)(ix);

(x)                                 (A) the Intellectual Property set forth on Schedule 1.1(b)(x) (collectively, “Transferred Intellectual Property”), and (B) copies of Know-How Documentation that are maintained as of the date of this Agreement at the Facilities or any of the Business Real Property;

(xi)                              all personnel records to the extent pertaining to the Transferred Business Employees, to the extent permitted by applicable Law and subject to Section 1.2(l), and copies thereof (to the extent permitted by applicable Law) to the extent retained by Seller, Rexam or any of their respective Affiliates in accordance with Section 1.2(l);

(xii)                           the insurance policies set forth on Schedule 4.8;

(xiii)                        the other assets listed on Schedule 1.1(b)(xiii);

(xiv)                       the Purchased Affiliate Interests; and

(xv)                          all advance trade credits and rebates and the prepaid item set forth on Exhibit A (in each case as calculated in accordance with the Closing Statement Methodologies) to the extent (and only to the extent) related to any Purchased Asset or Assumed Liability.

Seller and Purchaser acknowledge and agree that a single asset may fall within more than one of Section 1.1(b)(i) through Section 1.1(b)(xv); such fact does not imply that (i) such asset shall be transferred more than once or (ii) any duplication of such asset is required.  Seller and Purchaser further acknowledge and agree that any single asset that falls within any of Section 1.1(b)(i) through Section 1.1(b)(xv) may be transferred through the purchase of the Purchased Equity as well as through a separate asset transfer listed in this Section 1.1; such fact does not imply that (A) such asset shall be transferred more than once or (B) any duplication of such asset is required.  The fact that a Purchased Asset may not be included under one clause of this Section 1.1 does not imply that it is not intended to be included under another clause of this Section 1.1.  Seller and Purchaser also acknowledge and agree that from and after the Closing, none of Seller, Rexam or any of their Affiliates (other than the Purchased Entities) will retain hereunder any direct or indirect right, title or interest in any Purchased Asset, except as provided in this Agreement.

1.2                               Excluded Assets. Notwithstanding anything in this Agreement to the contrary, except for the Purchased Assets, all other assets, properties or rights (including Contracts), wherever located, whether real, personal or mixed, tangible or intangible, of the Seller Entities, the Rexam Entities and each of their respective Affiliates (provided, however, that for purposes of this Section 1.2 (except Section 1.2(c), 1.2(d), 1.2(j), 1.2(m), 1.2(n), 1.2(o) and 1.2(p)), no

Purchased Entity shall be considered an Affiliate of Seller, Rexam, or any of their other Affiliates that is not a Purchased Entity) (collectively, and including the assets listed below, the “Excluded Assets”) shall be retained by the Seller Entities, the Rexam Entities and each of their respective Affiliates, and shall be excluded from the Purchased Assets, including the Seller Entities’, the Rexam Entities’ and each of their respective Affiliates’ right, title and interest to, the following assets, properties and rights:

(a)                                 any and all cash and Cash Equivalents;

(b)                                 any and all Accounts Receivable (other than Accounts Receivable of the Purchased Entities);

(c)                                  the equity, equity participation, voting rights or other participations and interests in the entities listed on Schedule 1.2(c) held by the Purchased Entities as of the date of this Agreement (the “Excluded Entities”) and transferred to Seller, Rexam or one or more of their respective Affiliates that is not a Purchased Entity in accordance with the Restructuring Steps Plan;

(d)                                 the assets owned by the Purchased Entities as of the date of this Agreement and to be transferred to Seller, Rexam or one or more of their respective Affiliates that is not a Purchased Entity in accordance with the Restructuring Steps Plan;

(e)                                  (i) any and all Tax refunds and prepayments of Excluded Taxes and (ii) any net operating losses or other tax attributes of Seller or its Affiliates related to any Pre-Closing Tax Periods;

(f)                                   any and all Tax Returns except as set forth in Section 1.1(b)(iii)(B);

(g)                                  any and all Real Property other than the Business Real Property;

(h)                                 any and all Business Permits and Environmental Permits except as set forth in Section 1.1(b)(vi) and any Permits other than Business Permits;

(i)                                     any and all assets and rights related to Employee Benefit Plans (except as set forth in Section 1.1(b)(ix));

(j)                                    except as set forth on Schedule 4.8, any and all insurance policies (including self-insurance arrangements) and all rights and proceeds thereunder, whether or not related to the Business;

(k)                                 any and all credits, prepaid expenses, deferred charges, advance payments, security deposits, prepaid rent, prepaid items and duties;

(l)                                     any (1) personnel records with respect to the Transferred Business Employees that Seller, Rexam or any of their Affiliates are required by Law to maintain in their possession and (2) Books and Records relating to any Purchased Asset or Assumed Liability that Seller, Rexam or any of their Affiliates are required by Law to maintain in their possession;

(m)                             all Excluded Fixtures, Equipment and Tangible Personal Property;

(n)                                 any and all rights under (i) the Customer Contracts (or portions thereof) set forth on Schedule 1.2(n)(i), (ii) the Contracts (or portions thereof) set forth on Schedule 1.2(n)(ii), (iii) any Shared Contract (or portions thereof) which Seller or its Affiliates are to retain or receive, as described in Section 1.13, (iv) any other Contract with respect to Intellectual Property other than any Business IP License (the Contracts described under the foregoing clauses (i) — (iv) being the “Excluded Business Contracts”) and (v) any other Contract that is not a Specified Business Contract;

(o)                                 any and all Seller and Rexam Marks, without limiting the license set forth in Section 4.9;

(p)                                 any and all Intellectual Property other than Transferred Intellectual Property, without limiting the licenses set forth in Section 4.9 and Section 4.10;

(q)                                 any and all rights to all causes of action, lawsuits, judgments, claims, defenses against third parties and demands of any nature (1) arising prior to the Closing Date, whether arising by way of counterclaim or otherwise, in each case whether or not related to the Business, the Purchased Assets (other than any of the foregoing held by the Purchased Entities) or the Assumed Liabilities and (2) arising on or after the Closing Date, other than as set forth in Section 1.1(b)(v);

(r)                                    any and all guaranties, warranties, indemnities and similar rights (1) in respect of the Business or a Purchased Asset (other than any of the foregoing held by the Purchased Entities) for the period prior to the Closing Date and (2) arising on or after the Closing Date, other than as set forth in Section 1.1(b)(viii);

(s)                                   all rights of Seller, Rexam or their Affiliates arising under this Agreement, the Ancillary Agreements or from the consummation of the Transaction and the consummation of the transactions contemplated by the Ancillary Agreements;

(t)                                    the corporate charter, qualification to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, corporate seal, minute books, stock transfer books and blank stock certificates for any entity other than a Purchased Entity;

(u)                                 any intercompany receivables between (i) any Seller Entity or Rexam Entity and any of their respective Affiliates, or between any such Affiliate and any other such Affiliate or (ii) any Purchased Entity and any Affiliate of a Seller Entity or Rexam Entity; and

(v)                                 any and all assets listed on Schedule 1.2(v).

Seller and Purchaser acknowledge and agree that neither Purchaser nor any of its Affiliates will acquire or be permitted to retain hereunder any direct or indirect right, title or interest in any Excluded Assets, except as provided in this Agreement.

1.3                               Assumed Liabilities.  Subject to the terms and conditions of this Agreement, Purchaser hereby agrees, effective as of the Closing, to assume and to pay, discharge and perform in accordance with their terms only the following Liabilities of the Seller Entities and Rexam Entities (collectively, the “Assumed Liabilities”):

(a)                                 any and all Liabilities arising out of or relating to the ownership or use of the Purchased Assets or the operation or conduct of the Business, in either case from and after the Closing, except to the extent that any such Liabilities are Excluded Liabilities or otherwise are the express responsibility of Seller, Rexam, a Seller Entity or a Rexam Entity pursuant to this Agreement;

(b)                                 any and all Liabilities relating to the Transferred Business Employees with respect to any period (or portion thereof) commencing on or after the Closing Date;

(c)                                  (i) any and all Liabilities arising out of the Purchased Entity Employee Benefit Plans and (ii) any other Liabilities related to Employee Benefit Plans allocated to Purchaser as set forth in Article V or otherwise set forth on Schedule 1.3(c);

(d)                                 any and all Liabilities to the extent (and only to the extent) required to be performed on or after the Closing Date under any Contract, Permit, approval or authorization constituting part of the Purchased Assets, including, subject to Section 1.13, any and all Purchaser Portion of the Shared Contract Liabilities but excluding the Seller Portion of the Shared Contract Liabilities;

(e)                                  any and all Liabilities for any trade, account, note or loan payables for goods or services purchased by or provided to the Business from and after the Closing Date;

(f)                                   any and all Liabilities to the extent (and only to the extent) relating to Taxes attributable or imposed on the Business or the Purchased Assets for any period (or portion thereof) beginning on or after the Closing Date or that are the responsibility of Purchaser under Article VI other than Excluded Taxes;

(g)                                  any and all Liabilities to the extent (and only to the extent) arising out of or relating to any products manufactured at the Facilities on or after the Closing Date;

(h)                                 any and all On-Site Environmental Liabilities whether arising prior to, on or after the Closing Date;

(i)                                     any and all Liabilities to the extent (and only to the extent) arising out of or relating to violations by Purchaser of, and/or non-compliance by Purchaser with (or, in each case, its Affiliates, including following the Closing, the Purchased Entities) of any Laws relating to occupational safety and health, including the Occupational Safety and Health Administration Act of 1970, on or after the Closing Date;

(j)                                    solely to the extent provided in Section 4.7, Liabilities arising out of or relating to the Intercompany Agreements;

(k)                                 the other Liabilities set forth on Schedule 1.3(k); and

(l)                                     any and all Liabilities arising from advance trade credits and rebates (in each case as calculated in accordance with the Closing Statement Methodologies) to the extent (and only to the extent) related to any Purchased Asset.

Seller and Purchaser acknowledge and agree that a single Liability may fall within more than one of Section 1.3(a) through Section 1.3(k); such fact does not imply that (i) such Liability shall be transferred more than once or (ii) any duplication of such Liability is required.  Seller and Purchaser further acknowledge and agree that any single Liability that falls within any of Section 1.3(a) through Section 1.3(k) may also be transferred through the purchase of the Purchased Equity as well as through a separate transfer of such Liability as listed in this Section 1.3; such fact does not imply that (A) such Liability shall be transferred more than once or (B) any duplication of such Liability is required.  The fact that a Liability may be excluded under one clause does not imply that it is not intended to be included under another clause of this Section 1.3.  Seller and Purchaser also acknowledge and agree that (except as otherwise expressly provided in Section 1.4 and subject to the provisions of Article IX), any and all Liabilities of the Purchased Entities as of the Closing, including any and all On-Site Environmental Liabilities and Off-Site Environmental Liabilities of the Purchased Entities, shall transfer to Purchaser by the transfer of the Purchased Equity.

1.4                               Excluded Liabilities.  Notwithstanding the provisions of Section 1.3, Purchaser shall not assume or be liable for any of the following Liabilities of the Seller Entities, the Rexam Entities or any of their respective Affiliates (provided, however, that except as otherwise expressly provided in this Section 1.4 and subject to the provisions of Article IX, (A) no Purchased Entity shall be considered an Affiliate of any Seller Entity or Rexam Entity for purposes of this Section 1.4 and (B) nothing in this Section 1.4 shall alter the principle that the Liabilities of the Purchased Entities as of the Closing, including any and all On-Site Environmental Liabilities and Off-Site Environmental Liabilities, shall remain Liabilities of the Purchased Entities) (the “Excluded Liabilities”):

(a)                                 any and all Liabilities to the extent arising out of or relating to the Excluded Assets;

(b)                                 any and all Liabilities arising out of or relating to the ownership or use of the Purchased Assets or the operation or conduct of the Business, in either case prior to the Closing, except to the extent that any such Liabilities are the responsibility of Purchaser pursuant to this Agreement;

(c)                                  any Retained Employment Liabilities;

(d)                                 the Liabilities set forth on Schedule 1.4(d) related to the Purchased Entity Employee Benefit Plans;

(e)                                  any and all Liabilities related to the Employee Benefit Plans other than the Purchased Entity Employee Benefit Plans and any other Liabilities related to Employee Benefit Plans other than those expressly allocated to Purchaser as set forth in Article V;

(f)                                   any and all obligations required to be performed prior to the Closing Date under any Contract, Permit, license, approval or authorization constituting part of the Purchased Assets, including, subject to Section 1.13, any and all Seller Portion of the Shared Contract Liabilities but excluding the Purchaser Portion of the Shared Contract Liabilities, and excluding (subject to the provisions of Article IX) any such Liabilities that are On-Site Environmental Liabilities;

(g)                                  any and all Liabilities for any trade, account, note or loan payables for goods or services purchased by or provided to the Business prior to the Closing Date;

(h)                                 any Excluded Taxes;

(i)                                     any and all Liabilities to the extent arising out of or relating to the Intercompany Agreements or any other intercompany obligations between Seller and any of its Affiliates, or Rexam and any of its Affiliates other than the Assumed Liabilities set forth in Section 1.3(j);

(j)                                    any and all Off-Site Environmental Liabilities relating to Hazardous Materials that have been transported to an Off-Site Location prior to the Closing Date, provided, for the avoidance of doubt, that this does not apply to Off-Site Environmental Liabilities of the Purchased Entities;

(k)                                 any other Liabilities set forth on Schedule 1.4(k); and

(l)                                     any other Liabilities of the Seller Entities, the Rexam Entities or any of their respective Affiliates other than Assumed Liabilities.

1.5                               Purchase Price.  In consideration for the Purchased Assets and other obligations of Seller pursuant to this Agreement, at the Closing, Purchaser shall (a) pay to Seller, on behalf of the Seller Entities and Rexam Entities, the Closing Purchase Price in cash by wire transfer of immediately available funds and (b) assume the Assumed Liabilities.  For purposes of this Agreement, the “Purchase Price” means (i) the Base Purchase Price, minus (ii) the amount of Net Debt (or plus the amount of any negative Net Debt), if any, plus (iii) the amount, if any, by which the Purchased Working Capital exceeds the Working Capital Target, minus (iv) the amount, if any, by which the Purchased Working Capital is less than the Working Capital Target (the amount of any such adjustment to the Base Purchase Price, the “Net Debt/Working Capital Adjustment Amount”). If required by applicable Law, the portion of the Purchase Price allocable to the Purchased Entities located in Brazil will be paid in Brazilian Reais.

1.6                               Net Debt/Working Capital Purchase Price Adjustment.

(a)                                 Section 1.6(a) of the Seller Disclosure Letter sets forth, for illustrative purposes only, a calculation of the Net Debt and Purchased Working Capital as of December 31, 2015 (the “Sample Closing Statement”), prepared and calculated using the line items and in accordance with the policies, procedures, principles and methods set forth on Exhibit A (the “Closing Statement Methodologies”).

(b)                                 At least five (5) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Purchaser a closing statement (the “Closing Statement”) setting forth a good faith estimate of the Net Debt/Working Capital Adjustment Amount as of the Closing Date (such estimate, the “Estimated Adjustment Amount”) and the calculation of such Estimated Adjustment Amount, including an estimate of the Net Debt and the Purchased Working Capital (estimated as of the Closing Date).  The Closing Statement shall be in the format set forth in the Sample Closing Statement and prepared and calculated in accordance with the Closing Statement Methodologies, in each case unless otherwise agreed by Seller and Purchaser.  Until two (2) Business Days prior to the Closing Date, Purchaser may propose, and Seller will consider in good faith but is under no obligation to agree to, revisions to such calculation of the Estimated Adjustment Amount.  Unless Seller agrees to any such changes, the Closing Statement delivered by Seller shall be used for purposes of calculating the Estimated Adjustment Amount.

(c)                                  Within ninety (90) days after the Closing Date (or if only the First Closing shall have occurred but either or both the France Closing or the Dutch Closing shall not have occurred, within ninety (90) days after the last to occur of the France Closing or the Dutch Closing, as applicable), Purchaser shall cause to be prepared and deliver to Seller a post-closing statement (the “Post-Closing Statement”), setting forth the actual Net Debt/Working Capital Adjustment Amount, calculated as of the Closing Date, and the calculation of the Net Debt/Working Capital Adjustment Amount, including the Net Debt and the Purchased Working Capital (in each case, calculated as of the Closing Date).  The Post-Closing Statement shall be in the format set forth in the Sample Closing Statement and prepared and calculated in accordance with the Closing Statement Methodologies, in each case unless otherwise agreed by Seller and Purchaser.

(d)                                 Each of Seller and Purchaser agrees (i) to reasonably assist the other in the preparation and/or review of the Closing Statement and the Post-Closing Statement and the related determination of the Estimated Adjustment Amount, the actual Net Debt/Working Capital Adjustment Amount and the Purchase Price; (ii) that Seller shall, after the delivery to Purchaser of the Closing Statement, and Purchaser shall, after the delivery to Seller of the Post-Closing Statement until the earlier of (x) the date Seller delivers an Objections Statement or (y) forty-five (45) days after delivery of the Post-Closing Statement to Seller, provide the other and its Representatives, upon the reasonable request of Purchaser or Seller, as applicable, with reasonable access during normal business hours to its books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and management for purposes of the review of the Closing Statement or the Post-Closing Statement, as applicable, and the related determinations of the Estimated Adjustment Amount, the actual Net Debt/Working Capital Adjustment Amount and the Purchase Price, and (iii) to reasonably cooperate with the other in connection with such reviews and determinations.

(e)                                  If Seller has any objections to any amounts reflected in the Post-Closing Statement, Seller will deliver to Purchaser a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items and amounts to which Seller objects and set forth, in reasonable detail, the basis for such objection (the “Disputed Items”), and Purchaser and Seller will attempt to resolve and finally determine and agree upon the Disputed Items as promptly as practicable.  If an Objections Statement is not delivered to Purchaser within forty-five (45) days after receipt by Seller of the Post-Closing Statement, the Post-Closing Statement as prepared by Purchaser will be final, binding and non-appealable by the Parties.  Seller and Purchaser will negotiate in good faith to resolve the Disputed Items, but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement to Purchaser (as such thirty (30)-day period may be extended to the extent agreed by Seller and Purchaser in writing), Seller and Purchaser will submit any unresolved Disputed Items to Deloitte LLP (the “Arbiter”). The proposed representative of the Arbiter shall be reasonably acceptable to Seller and Purchaser. In the event Seller and Purchaser submit any unresolved Disputed Items to the Arbiter, each of them will submit a Post-Closing Statement together with such supporting documentation as it deems appropriate, to the Arbiter within ten (10) days after the date on which the Arbiter executes an engagement letter for purposes of resolving the Disputed Items.  Seller and Purchaser will use their respective commercially reasonable efforts to cause the Arbiter to resolve such dispute as soon as practicable, but in any event within thirty (30) days after the date on which the Arbiter receives the Post-Closing Statements prepared by Seller and Purchaser, or as soon thereafter as practicable.  Seller and Purchaser shall instruct the Arbiter to make a written determination of each Disputed Item within thirty (30) days after being appointed or as soon thereafter as practicable.  In resolving any Disputed Item, the Arbiter shall be instructed not to assign a value to any item greater than the greatest value for such item claimed by either Seller or Purchaser or less than the smallest value for such item claimed by either Seller or Purchaser.  Seller and Purchaser will use their respective commercially reasonable efforts to cause the Arbiter to notify them in writing of its resolution of such dispute as soon as practicable.  The determination of the Arbiter with respect to each Disputed Item will, in the absence of manifest error, be final, binding and non-appealable by the Parties and shall be a final arbitral award that may be entered and enforced in any court having jurisdiction.  Each Party will bear its own costs and expenses in connection with the resolution of such dispute by the Arbiter.  The fees, costs and expenses of the Arbiter will be paid by the Party whose positions generally did not prevail in the Arbiter’s resolution of the dispute, or if the Arbiter determines that no Party could be fairly found to be the prevailing Party, then such fees, costs and expenses will be borne fifty percent (50%) by Seller and fifty percent (50%) by Purchaser.

(f)                                   (i) If the Closing Purchase Price, solely for this purpose calculated by applying the Net Debt/Working Capital Adjustment Amount (as finally determined pursuant to Section 1.6(c) or Section 1.6(e)) in lieu of the Estimated Adjustment Amount, is less than the Closing Purchase Price actually paid pursuant to Section 1.12(a)(i), then the Base Purchase Price will be adjusted downward by the amount of such shortfall, and Seller shall pay or cause to be paid an amount in cash equal to such shortfall to Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser to Seller.  Any such payment is to be made within five (5) Business Days of the date on which the Net Debt/Working Capital Adjustment Amount is finally determined pursuant to this Section 1.6.

(ii)                                  If the Closing Purchase Price, solely for this purpose calculated by applying the Net Debt/Working Capital Adjustment Amount (as finally determined pursuant to Section 1.6(c) or Section 1.6(e)) in lieu of the Estimated Adjustment Amount, is greater than the Closing Purchase Price actually paid pursuant to Section 1.12(a)(i), then the Base Purchase Price will be adjusted upward by the amount of such excess, and Purchaser shall pay or cause to be paid an amount in cash equal to such excess to Seller by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser.  Any such payment is to be made within five (5) Business Days of the date on which the Net Debt/Working Capital Adjustment Amount is finally determined pursuant to this Section 1.6.

1.7                               Manner of Transfer.  The Parties acknowledge that, in order to facilitate the transfer of the Purchased Assets to Purchaser, the Seller Entities, the Rexam Entities and their respective Affiliates may transfer some or substantially all of the Purchased Assets and Assumed Liabilities to one (1) or more of the Purchased Entities.  In such case, each Purchased Asset or Assumed Liability so transferred to a Purchased Entity shall not be transferred to Purchaser pursuant to Section 1.1 or Section 1.3, respectively, but instead shall be transferred to Purchaser by virtue of the transfer of the Purchased Equity.  If any such transfer is not in accordance with the Restructuring Steps Plan, or if Purchaser does not consent in writing to such transfer (such consent not to be unreasonably withheld, conditioned or delayed), then Seller shall indemnify and hold Purchaser and its Affiliates (including the Purchased Entities after Closing) harmless from any Loss or incremental Taxes suffered or incurred by any of them as a result of or arising out of or relating to any such action taken by the Seller Entities, the Rexam Entities or any of their respective Affiliates.

1.8                               Foreign Acquisition Agreement.  The transfer of each Purchased Entity organized in a jurisdiction in which local Laws require observance of specified formalities or procedures to legally effect a transfer of such entity, asset or liability will be effected pursuant to short-form acquisition agreements (the “Foreign Acquisition Agreements”) on a country-by-country basis.  Each Foreign Acquisition Agreement shall be in substantially the form attached as Exhibit B hereto, except for:  (i) the deletion of provisions which are inapplicable to such Purchased Entity; (ii) such changes as may be necessary to satisfy the requirements of applicable local Law; and (iii) such changes as may be reasonably agreed upon by Seller and Purchaser, including regarding employees and employee benefit matters in order to adapt such agreement to the particular circumstances of the relevant Purchased Entity and country; provided, in each case that the Foreign Acquisition Agreements shall serve purely to effect and make enforceable vis-à-vis third parties the transfer of the legal and beneficial title to the applicable Purchased Equity and shall not have any significant effect on the value being received by Purchaser or given by Seller, including the allocation of assets and Liabilities as between them, all of which shall be determined by this Agreement.

1.9                               Works Council/Consultation Matters.

(a)                                 Seller and Purchaser acknowledge that, (i) under French labor Laws, one or more works’ councils of Ball Packaging Europe France S.A.S. and Ball Trading France S.A.S. (the “French Entities”) will need to be informed and consulted with respect to the Restructuring and the offer made by Purchaser to acquire the entire share capital and voting rights of Divest Trading France S.A.S., Divest Manufacturing France S.A.S. and Ball Trading Spain S.L. (collectively, the “French and Spanish Entities” and such share capital voting rights, collectively, the “French and Spanish Shares”) and (ii) under Dutch labor Laws, the works’ council of Ball Packaging Europe Oss B.V. and Ball Trading Netherlands B.V. (the “Dutch Entities”) will need to be informed and consulted with respect to the Restructuring and the offer made by Purchaser to acquire the entire share capital and voting rights of the Dutch Entities (collectively, the “Dutch

Shares”).  Notwithstanding anything to the contrary in this Agreement and without prejudice to clause (z) of the proviso to Section 1.11(b), (1) unless and until Seller has executed and delivered to Purchaser the France Acceptance Notice, the French and Spanish Entities will not be considered Purchased Entities and the French Seller Entities will not be considered Seller Entities for the purpose of this Agreement, and, if no such France Acceptance Notice is delivered prior to First Closing, the Closing Purchase Price shall be reduced by the France Purchase Price, and (2) unless and until Seller has executed and delivered to Purchaser the Dutch Acceptance Notice, the Dutch Entities will not be considered Purchased Entities and (with respect to the Dutch Entities only) the Dutch Seller Entity will not be considered a Seller Entity for the purpose of this Agreement, and, if no such Dutch Acceptance Notice is delivered prior to First Closing, the Closing Purchase Price shall be reduced by the Dutch Purchase Price.

(b)                                 On the terms and conditions set forth in the offer letter attached as Exhibit G hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), including the price specified therein (the “France Purchase Price”), Purchaser has irrevocably offered to acquire the French and Spanish Shares (within the time limit set forth therein) and to have the provisions of this Agreement apply to such French and Spanish Shares following completion of the consultation process described in Section 1.9(a)(i).  Subject to acceptance of the French Offer by Seller following completion of the consultation process described in Section 1.9(a)(i), and upon delivery to Purchaser of the executed acceptance notice attached as Schedule 2 to the French Offer Letter (the “France Acceptance Notice”), this Agreement shall apply to the French and Spanish Shares and, save as set forth in clause (z) of the proviso to Section 1.11(b), the French and Spanish Entities shall be included in the Purchased Entities. On the France Closing, shall deliver, or cause to be delivered, the France Purchase Price and the Foreign Closing Documents relating to the French and Spanish shares in the manner set forth in Section 1.12.

(c)                                  On the terms and conditions set forth in the offer letter attached as Exhibit H hereto (the “Dutch Offer Letter” and the offer set forth therein, the “Dutch Offer”), including the price specified therein (the “Dutch Purchase Price”), Purchaser has irrevocably offered to acquire the Dutch Shares (within the time limit set forth therein) and to have the provisions of this Agreement apply to such Dutch Shares following completion of the consultation process described in Section 1.9(a)(ii).  Subject to acceptance of the Dutch Offer by Seller following completion of the consultation process described in Section 1.9(a)(ii) and upon delivery to Purchaser of the executed acceptance notice attached as Schedule 2 to the Dutch Offer Letter (the “Dutch Acceptance Notice”), this Agreement shall apply to the Dutch Shares and, save as set forth in clause (z) of the proviso to Section 1.11(b), the Dutch Entities shall be included in the Purchased Entities. On the Dutch Closing, Purchaser and Seller shall deliver or cause to be delivered the Dutch Purchase Price and the Foreign Closing Documents relating to the Dutch Shares in the manner set forth in Section 1.12.

(d)                                 Seller and Purchaser shall reasonably cooperate with each other and any relevant Affiliates in connection with the applicable consultation processes described in this Section 1.9, including (i) Purchaser timely providing any required information relating to Purchaser, or to any measures envisaged by Purchaser or as otherwise reasonably requested by Seller in respect of or for the purpose of such consultation processes and (ii) Seller keeping Purchaser informed of the status of such consultation and any material developments so far as they relate to the French Entities or the Dutch Entities.  Without Purchaser’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, Seller shall not (and shall cause the French entities and the Dutch entities not to) enter into any material agreement with, or make any material commitment to, the relevant works council which would bind or impose any material obligation on Purchaser, the French Entities or the Dutch Entities after the Closing; provided; however; for the avoidance of doubt, that Purchaser’s consent shall not be required with respect to any matter affecting only employees of Seller who are not Business Employees.  If, as a result of any such consultation processes, changes to this Agreement or the Ancillary Agreements, or further arrangements in connection with the Transaction, are considered necessary by Seller, Seller shall negotiate in good faith with Purchaser on such changes (if any) to this Agreement, the Ancillary Agreements or further arrangements (if any) in connection with the Transaction that are appropriate, in accordance with the terms and conditions set forth in the French Offer Letter and/or the Dutch Offer Letter (as applicable).

(e)                                  Seller and Purchaser shall, and Seller shall use its reasonable best efforts to cause Rexam to, cooperate in connection with any notification to, or any consultation with, employees of Seller, Rexam or of their Affiliates who are not included in or covered by the notice and consultation processes referred to in Section 1.9(d) and who might be affected by the Restructuring or the Transaction and such employees’ Employee Representative Bodies, labor boards and relevant government agencies concerning the Restructuring and the Transaction, whether required by Law or otherwise undertaken by Seller, Rexam or their Affiliates.  Purchaser shall timely provide Seller and its relevant Affiliates any information required or reasonably requested by Seller or Rexam relating to Purchaser and its plans for employees in connection with any such notification or consultation.  Prior to the Closing Date, all communications between Purchaser and any Employee Representative Body or group of Business Employees shall be coordinated and agreed with the Person(s) set forth on Schedule 1.9(e).

1.10                        Tax Treatment of Purchase Price.

(a)                                 Seller shall cooperate in good faith with Purchaser to assist Purchaser in obtaining information reasonably necessary for Purchaser to prepare the Preliminary Allocation (as defined in subsection (b) below). Without limiting the foregoing, Seller shall provide to Purchaser such information available to Seller (or which Seller may obtain through commercially reasonable efforts) within seven (7) days following written request by Purchaser to assist Purchaser in preparing the Preliminary Allocation.

(b)                                 No later than thirty (30) days after the date of this Agreement, Purchaser shall deliver a draft allocation of the Purchase Price among the Conveyed Purchased Entities set forth in Schedule 10.1(b) and the other Purchased Assets to be sold directly by Seller and the Rexam Entities to Purchaser and its designated Affiliates hereunder (excluding, for the avoidance of doubt, any Purchased Assets to the extent held indirectly held by a Conveyed Purchased Entity) (the “Preliminary Allocation”).  If Seller disagrees with the Preliminary Allocation, Seller may, within fifteen (15) days after delivery of the Preliminary Allocation, deliver a notice (the “Seller’s Allocation Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed allocation.  Seller and Purchaser shall, during the fifteen (15) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price.  If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Arbiter to resolve any remaining disputed items, if reasonably practicable, at least ten (10) days prior to the Closing.  The Preliminary Allocation as prepared by Purchaser if no Seller’s Allocation Notice has been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Arbiter (the “Closing Allocation”) shall be conclusive and used by the Parties for purposes of the Closing.  If the Closing Allocation is not determined prior to the Closing, the Purchase Price shall be allocated for purposes of the Closing in accordance with the Preliminary Allocation, or such other allocation as Purchaser and Seller agree to in writing for purposes of the Closing (and adjustments shall be made thereafter as agreed or determined by the Arbiter to reflect any differences between such allocation and the Closing Allocation).

(c)                                  Seller and Purchaser agree to further apportion and, as applicable, to cause their relevant Affiliates to further apportion, the Purchase Price (as allocated in the Closing Allocation) and any other items that are treated as additional consideration for Tax purposes among the Purchased Assets (including among the Purchased Equity) in a manner consistent with the Closing Allocation and in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and applicable rules in the jurisdiction in which the Purchased Assets are located (the “Apportionment Principles”) and the procedures as set forth herein. No later than ninety (90) days after the Closing Date, Purchaser shall deliver to Seller a proposed apportionment of the Purchase Price and any other items that are treated as additional consideration for Tax purposes as of the Closing Date determined in a manner consistent with the Closing Allocation and the Apportionment Principles (the “Interim Apportionment”).  If Seller disagrees with the Interim Apportionment, Seller may, within fifteen (15) days after delivery of the Interim Apportionment, deliver a notice (the “Seller’s Apportionment Notice”) to Purchaser to such effect, specifying those items as to which Seller disagrees and setting forth Seller’s proposed apportionment.

(d)                                 If the Seller’s Apportionment Notice is duly delivered, Seller and Purchaser shall, during the fifteen (15) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the allocation of the Purchase Price and any other items that are treated as additional consideration for Tax purposes.  If Seller and Purchaser are unable to reach such agreement, they shall promptly thereafter cause the Arbiter to resolve any remaining disputes.  Any apportionment of the Purchase Price and any other items that are treated as additional consideration for Tax purposes determined pursuant to the decision of the Arbiter shall incorporate, reflect and be consistent with the Apportionment Principles and the Closing Allocation.  The Interim Apportionment, as prepared by Purchaser if the Seller’s Apportionment Notice has not been given, as adjusted pursuant to any agreement between Seller and Purchaser or as determined by the Arbiter (the “Final Apportionment”), shall be conclusive and binding on the Parties.  No Party shall (and each shall cause their respective Affiliates not to) take any position inconsistent with the Final Apportionment on any Tax Return or in any Tax proceeding, in each case (i) except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign law) or pursuant to any other applicable Laws or (ii) without the consent of the other Party.  Any subsequent adjustments to the Purchase Price including pursuant to Section 1.6 shall be allocated among the Purchased Assets in a manner that is consistent with the Final Apportionment.

1.11                        Closing.

(a)                                 The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, 10036, on the same day as the date on which the Rexam Transaction is consummated (but after the consummation of the Rexam Transaction); provided that if each of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) shall not have been satisfied as of such date, then the Closing shall occur on the first (1st) Business Day after such conditions shall have been satisfied or waived, or at such other time or date as Purchaser and Seller may mutually agree in writing (the date on which the Closing occurs, the “Closing Date”).

(b)                                 The Parties acknowledge and agree that in order to comply with applicable Law in the jurisdictions where the Purchased Assets are located, the Closing may take place at a different date and time in different jurisdictions. In particular, the Parties acknowledge and agree that (i) conditions to the transfer of (x) the French and Spanish Shares set forth in the French Offer Letter or (y) the Dutch Shares set forth in the Dutch Offer Letter may, in each case, be satisfied after the conditions to the transfer of other Purchased Assets set forth in Article VII have been satisfied and in any such case Closing shall take place with respect to all Purchased Assets other than the French and Spanish Shares and/or Dutch Shares, as applicable (the “First Closing”), and (ii) (x) the consummation of the sale of the French and Spanish Shares (the “France Closing”) shall occur in accordance with the terms of the French Offer Letter and (y) the consummation of the sale of the Dutch Shares (the “Dutch Closing”) shall occur in accordance with the terms of the Dutch Offer Letter. The Parties further acknowledge and agree that (1) subject to the subsequent clause (2) of this sentence, all actions and documents relating to the transfer of the French and Spanish Shares and/or the Dutch Shares, as applicable (including, for the avoidance of doubt, any Foreign Closing Documents relating to the French and Spanish Shares and/or the Dutch Shares, as applicable), shall not be required to be taken or delivered at the First Closing but only at the France Closing and/or the Dutch Closing, as applicable; (2) all references to Net Debt, Purchased Working Capital and any other items taken into account in the Purchase Price adjustment in accordance with this Agreement shall not be adjusted to reflect the exclusion of the French and Spanish Shares and the Dutch Shares, as applicable, at the First Closing but shall be reflected as if the France Closing and the Dutch Closing shall have occurred at the First Closing; and (3) unless otherwise indicated in this Section 1.11(b), all references to the Closing in this Agreement shall be deemed to refer to the First Closing.  To the extent that the France Closing and/or the Dutch Closing shall not have occurred simultaneously with the First Closing, the covenants set forth in Article IV (other than Sections 4.2, 4.3(d), 4.4, 4.5, 4.9, 4.10, 4.12, 4.15, 4.16, 4.17, 4.18, 4.19 and 4.20) shall apply with respect to the French and Spanish Entities or the Dutch Entities (as applicable) from the date of the France Acceptance Notice or Dutch Acceptance Notice (as applicable) until the France Closing or Dutch Closing (as applicable); provided, however, that (y) in no event shall any violation of such covenants during the period following the First Closing until the France Closing or Dutch Closing (as applicable) affect the requirement to effect the France Closing or Dutch Closing (as applicable) but shall only result, if applicable, in a claim for indemnification under Section 9.2(a)(i)(i)(B) or Section 9.2(b)(i)(B), as applicable, and (z) for the purposes of the covenants set forth in Section 4.7 only, the French and Spanish Entities and Dutch Entities shall be deemed to be Purchased Entities only upon occurrence of the France closing and Dutch Closing (as applicable).

(c)                                  Subject to Section 1.11(b), for the purposes of this Agreement and unless Purchaser and Seller agree otherwise, the Closing shall be deemed to have occurred at 12:01 A.M. local time in each applicable jurisdiction on the Closing Date, or, if the Rexam Transaction shall have been consummated on the Closing Date, one minute after consummation of the Rexam Transaction.

1.12                        Closing Deliveries. At the Closing,

(a)                                 Purchaser shall deliver, or cause to be delivered, to Seller:

(i)                                     subject to Section 1.9(a), to one or more accounts designated by Seller (such designation to be made in writing at least two (2) Business Days before the Confirmation Date), the Closing Purchase Price by wire transfer of immediately available funds;

(ii)                                  a counterpart to each of the Ancillary Agreements (other than the Assignment and Assumption Agreement and Bill of Sale delivered under Section 1.12(a)(iv) and any Lease Assignment and Assumption Agreements delivered under Section 1.12(a)(v)) to which Purchaser or its designated Affiliate is a party, substantially in the forms attached as exhibits hereto, duly executed by Purchaser, as applicable;

(iii)                               the certificate to be delivered pursuant to Section 7.2(a);

(iv)                              to the extent any Purchased Asset (other than the Business Real Property) or Assumed Liability is not held by a Purchased Entity, a counterpart of the Assignment and Assumption Agreement and Bill of Sale for such Purchased Assets (other than the Purchased Equity) and such Assumed Liabilities, by and among the applicable Seller Entities, the applicable Rexam Entities and Purchaser, substantially in the form attached as Exhibit C hereto (the “Assignment and Assumption Agreement and Bill of Sale”), duly executed by Purchaser or its designated Affiliate;

(v)                                 with respect to each Lease for a Leased Business Real Property to be assigned to Purchaser (and not indirectly conveyed by transfer of the applicable Purchased Entity), a duly executed counterpart of a lease assignment and assumption agreement for such Lease, in substantially the form attached hereto as Exhibit F or in such other form as may be reasonably required by the landlord under such Lease (the “Lease Assignment and Assumption Agreement”); and

(vi)                              with respect to jurisdictions outside the United States in which Purchased Assets (including, for the avoidance of doubt, the Purchased Equity) or Assumed Liabilities are located, other forms and agreements as Seller and Purchaser mutually agree are reasonably necessary or appropriate to effect the transfer of the Purchased Assets or the assumption of the Assumed Liabilities pursuant to this Agreement, as Seller and Purchaser mutually agree are reasonably necessary or appropriate to effect the transfer of the Purchased Entities or the assumption of the Assumed Liabilities pursuant to this Agreement (collectively, the “Foreign Closing

Documents”), in each case duly executed (as required) by Purchaser or its designated Affiliate.

(b)                                 Seller shall deliver, or cause to be delivered, to Purchaser:

(i)                                     such bills of sale, share/stock transfer forms, share transfer deeds or notarial copies of share transfer deeds (or, in the event notarial copies cannot be available at Closing, certified copies of share transfer deeds), stock powers or other instruments of transfer (in a form that is consistent with the terms and conditions of this Agreement, pursuant to any applicable Foreign Acquisition Agreement, and otherwise consistent in such jurisdictions) as Seller and Purchaser mutually agree are reasonably necessary or appropriate to effect the transfer of the Purchased Entities, in each case duly executed by the applicable Seller Entities and Rexam Entities;

(ii)                                  the certificate to be delivered pursuant to Section 7.1(a);

(iii)                               counterparts of the Assignment and Assumption Agreement and Bill of Sale duly executed by each Seller Entity named as a party thereto and each Rexam Entity named as party thereto, as applicable;

(iv)                              a special warranty deed in customary form for each Facility and each Owned Business Real Property located in the United States and such deeds, bills of sale, assignments, certificates of title, transfer forms and other documents and instruments for each Facility and each Owned Business Real Property located outside the United States (each, a “Deed”);

(v)                                 customary owner’s affidavits of title as may be reasonably required by the title company of Purchaser’s choosing in connection with the conveyance of the Owned Business Real Property located in the United States;

(vi)                              counterparts of the Foreign Closing Documents duly executed by each Seller Entity named as a party thereto and each Rexam Entity named as a party thereto, as applicable;

(vii)                           a certificate, executed by Rexam Beverage Can Company that complies with Treasury Regulation Section 1.1445—2(b)(2) of the Code, substantially in the form of Exhibit D hereto;

(viii)                        counterparts to the Ancillary Agreements (other than the Assignment and Assumption Agreement and Bill of Sale delivered under Section 1.12(b)(iii) and any Lease Assignment and Assumption Agreements delivered under Section 1.12(b)(ix)), substantially in the forms attached as exhibits hereto, duly executed by the applicable Seller Entities and Rexam Entities;

(ix)                              a duly executed counterpart of each Lease Assignment and Assumption Agreement; and

(x)                                 a receipt for the Closing Purchase Price.

1.13                        Non-Assignment; Consents.

(a)                                 Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to sell, assign, transfer, convey or deliver a Purchased Asset or for Purchaser to assume an Assumed Liability if a sale, assignment, transfer, conveyance, delivery or assumption thereof (i) would be prohibited by Law or (ii) would, without the approval, authorization or consent of, filing with, notification to, or granting or issuance of any order, waiver or Permit by, any relevant Person (collectively, “Approvals”), (A) constitute a breach or other contravention thereof or of any Contract related to the Business or (B) be ineffective, void or voidable, in the case of each of clause (A) and (B) unless and until such Approval is obtained.

(b)                                 If the Closing occurs and the circumstances described in Section 1.13(a) exist, Seller and Purchaser shall use their respective reasonable best efforts to obtain, or cause to be obtained, any Approval required to sell, assign or transfer any Purchased Asset to Purchaser and to obtain the unconditional release of the Seller Entities and/or the Rexam Entities so that Purchaser shall be solely responsible for the Assumed Liabilities; provided, that nothing in this Agreement shall obligate or in any way require Purchaser or any of its Affiliates to expend money, commence any litigation or offer or grant any material accommodation (financial or otherwise) to any third party in connection with obtaining any Approval.  Seller shall keep Purchaser reasonably informed in a timely manner as to all material developments regarding the Approvals and the Purchased Assets. If any such Approval is not obtained prior to Closing, then from the Closing through the earlier of (i) such time as such Approval or Approvals are obtained and (ii) December 31, 2018, Seller and Purchaser will put in place any arrangement reasonably acceptable to Purchaser and Seller (with any appropriate “firewalls” or similar procedures required under applicable Competition/Investment Laws) intended to both (x) provide Purchaser, to the fullest extent practicable, the claims, rights and benefits of any such Purchased Assets (including by means of any contract manufacturing, co-packing, subcontracting, sublicensing or subleasing arrangement) and (y) cause Purchaser to bear all Assumed Liabilities thereunder in accordance with this Agreement; provided, however, that with respect to Customer Contracts included in the Purchased Assets (including Shared Contracts described in Section 1.13(c)), Seller shall, if not prohibited by applicable regulatory authorities pursuant to Competition/Investment Law, seek to substitute approximately equivalent volume if the customer party to the applicable Customer Contract does not provide Approval prior to Closing.  Seller shall use commercially reasonable efforts to enforce, at the request (and for the benefit) of Purchaser, any rights of Seller, the Seller Entities, Rexam or the Rexam Entities, as applicable, arising from any such Purchased Asset to the extent such rights are related to the Business.

(c)                                  Any Contract to be assigned, transferred and conveyed in accordance with Section 1.1(b)(i) (or that would be indirectly conveyed to Purchaser under Section 1.1(a)(i)) that is not exclusively related to the Business (each, a “Shared Contract”) shall be assigned, transferred and conveyed only with respect to (and preserving the meaning of) those parts that relate to the Business to the extent so related to the Business, to Purchaser, if so assignable, transferable or conveyable, or appropriately amended or split prior to or on the Closing, so that at the Closing (x) Purchaser shall be entitled to the rights and benefits of those parts of the Shared Contract that relate to the Business and shall assume the related portion of any Liabilities contemplated by this Agreement (the “Purchaser Portion of the Shared Contract Liabilities”) and

(y) Seller (or its applicable Affiliate) shall be entitled to the rights and benefits of those parts of the Shared Contract other than those related to the Business and shall assume or retain the related portion of any Liabilities contemplated by this Agreement (the “Seller Portion of the Shared Contract Liabilities”); provided, however, that (i) in no event shall any Person be required to assign (or amend or split), either in its entirety or in part, any Shared Contract that is not assignable (or cannot be amended or split) by its terms without obtaining required Approvals and (ii) if any Shared Contract cannot be so partially assigned or split by its terms or otherwise, or cannot be amended, without such Approval or Approvals, then (subject to the regulatory requirements described in Section 1.13(b)) from the Closing through the earlier of (1) such time as such Approval or Approvals are obtained, and (2) December 31, 2018, Seller and Purchaser will establish an agency, contract manufacturing, co-packing or other similar arrangement reasonably satisfactory to Seller and Purchaser (with any appropriate “firewalls” or similar procedures required under applicable Competition/Investment Laws) intended (I) with respect to Shared Contracts other than those that are indirectly conveyed to Purchaser under Section 1.1(b)(i), to both (x) provide Purchaser, to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that relate to the Business (including by means of any contract manufacturing, co-packing, subcontracting, sublicensing or subleasing arrangement) and (y) cause Purchaser to bear the Assumed Liabilities thereunder from and after the Closing in accordance with this Agreement to the extent that Purchaser receives the rights and benefits of the parts of the Shared Contracts that relate to the Business and (II) with respect to Shared Contracts that are indirectly conveyed to Purchaser under Section 1.1(b)(i), to both (x) provide Seller (or its applicable Affiliate), to the fullest extent practicable under such Shared Contract, the claims, rights and benefits of those parts that do not relate to the Business (including by means of any contract manufacturing, co-packing, subcontracting, sublicensing or subleasing arrangement) and (y) cause Seller (or its applicable Affiliate) to bear the Excluded Liabilities thereunder from and after the Closing in accordance with this Agreement to the extent that Seller (or its applicable Affiliate) receives the rights and benefits of the parts of the Shared Contracts that do not relate to the Business.  In furtherance of the foregoing, (i) Purchaser will promptly pay, perform or discharge when due any Assumed Liability arising thereunder after the Closing Date to the extent that Purchaser receives the rights and benefits of the parts of such Shared Contracts that relate to the Business and (ii) Seller (or its applicable Affiliate) will promptly pay, perform or discharge when due any Excluded Liability arising thereunder after the Closing Date to the extent that Seller (or its applicable Affiliate) receives the rights and benefits of the parts of such Shared Contracts that do not relate to the Business. Seller shall use commercially reasonable efforts to enforce, at the request (and for the benefit) of Purchaser, any rights of Seller, the Seller Entities, Rexam or the Rexam Entities, as applicable, arising from the portion of any Shared Contract that is not assigned or transferred to Purchaser to the extent such rights are related to the Business.  Purchaser shall use commercially reasonable efforts to enforce, at the request (and for the benefit) of Seller or its Affiliates, as applicable, arising from the portion of any Shared Contract that is not assigned or transferred to (or otherwise retained by) Seller or its Affiliates to the extent such rights are not related to the Business.

(d)                                 To the extent not prohibited by applicable Law (and to the extent consistent with the relevant arrangement agreed to by Seller and Purchaser pursuant to Section 1.13(b) or 1.13(c)), Seller and Purchaser agree to treat and report, and to cause their respective Affiliates to treat and report, on their Tax Returns, (i) the Purchased Assets that are subject to the provisions of this Section 1.13 (the “Non-Transferred Purchaser Assets”) as assets owned by Purchaser or its Affiliates and (ii) the Excluded Assets that are subject to the provisions of this Section 1.13 (the “Non-Transferred Seller Assets”) as assets owned by Seller or its Affiliates.  Each of Seller and Purchaser agrees to notify the other Party promptly in writing if it determines that such treatment (to the extent consistent with the relevant arrangement agreed to by Seller and Purchaser pursuant to Section 1.13(b) or 1.13(c)) is not permitted under applicable Laws.  Where such treatment is not permitted under applicable Law, and subject to the terms of any relevant arrangement agreed to by Seller and Purchaser pursuant to Section 1.13(b) or 1.13(c), (i) the amount of the Taxes imposed on Seller or any of its Affiliates with respect to any Non-Transferred Purchaser Asset for any Post-Closing Tax Period, if any, for which Purchaser is responsible shall be calculated on a “with and without” basis and Purchaser shall pay such amounts over to Seller and (ii) the amount of the Taxes imposed on Purchaser or any of its Affiliates with respect to any Non-Transferred Seller Asset for any Post-Closing Tax Period, if any, for which Seller is responsible shall be calculated on a “with and without” basis and Seller shall pay such amounts over to Purchaser.  Seller shall provide, and shall cause its Affiliates to provide, Purchaser with a reasonable opportunity to review the relevant portion of any applicable Tax Returns relating to any Non-Transferred Purchaser Assets (and accompanying schedules, calculations and other reasonably requested work papers) as necessary for determining the amount of such Taxes; provided however, that, in the case of Tax Returns of Seller, Rexam or any of their Affiliates (or of a consolidated, combined, unitary or Tax group including any of them), Seller may, in lieu of delivering the Tax Returns, deliver to Purchaser pro-forma statements setting forth in sufficient detail the information relevant for determining the amount of such Taxes.  Purchaser shall provide, and shall cause its Affiliates to provide, Seller with a reasonable opportunity to review the relevant portion of any applicable Tax Returns relating to any Non-Transferred Seller Assets (and accompanying schedules, calculations and other reasonably requested work papers) as necessary for determining the amount of such Taxes; provided however, that, in the case of Tax Returns of Purchaser or any of its Affiliates (or of a consolidated, combined, unitary or Tax group including any of them), Purchaser may, in lieu of delivering the Tax Returns, deliver to Seller pro-forma statements setting forth in sufficient detail the information relevant for determining the amount of such Taxes.  If Seller and Purchaser are unable to reach an agreement in respect of any dispute concerning the amount of such Taxes, they shall promptly submit any such dispute for resolution to the Arbiter.  All costs and expenses of the Arbiter shall be borne equally by Seller and Purchaser.

1.14                        Withholding.  Purchaser shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any and all amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under any applicable Tax Law (taking into account any administrative guidance issued by any Taxing Authority), provided that Purchaser shall give five (5) Business Days’ notice to Seller prior to making any such withholding.  Seller and Purchaser shall cooperate to quantify any such withholding obligation and shall provide any reasonably requested information with respect thereto no less than ten (10) Business Days prior to the date on which such withholding is required.  To the extent that amounts are so deducted and withheld, Purchaser shall (i) pay to the competent Taxing Authority the full amount required to be so deducted or withheld and (ii) promptly forward to Seller an official receipt or other documentation reasonably necessary to evidence such payment. Such amounts so deducted and withheld and paid over to the applicable Taxing Authority shall be treated for all purposes of this

Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

1.15                        Additional Purchase Price Adjustment.

(a)                                 Seller acknowledges that the fundamental economic benefits that Purchaser expects to receive from the Transaction are predicated on the Business having a sales perimeter of at least the 2017 Volume Threshold Amount in the 2017 calendar year, and that the covenants and agreements set forth in this Section 1.15 are essential to allow Purchaser to achieve these fundamental economic benefits.

(b)                                 Set forth on Schedule 1.15(b) is a list of the identified volume of cans and ends (“Units”) expected to be sold by the Business in the 2017 calendar year, including the customers to which such Units will be sold, the Facility in which such Units are manufactured and from which they will be shipped to such customers.

(c)                                  As promptly as practicable after December 31, 2017 (but in any event by March 15, 2018), Purchaser shall deliver to Seller a report (the “2017 Actual Volume Report”) setting forth the aggregate number of Units actually sold, brokered, assigned to, or contract manufactured by Purchaser or its Affiliates (including the Purchased Entities) from the Facilities during the 2017 calendar year (the “2017 Actual Volume”).  If Seller has any objections to the amounts reflected in the 2017 Actual Volume Report, it shall notify Purchaser in writing of its objections within 30 days of its receipt of such report, in which case, the provisions of Section 1.6(e) shall apply mutatis mutandi to the resolution of any such dispute.  If Seller has not objected to such report within such 30 day period, the 2017 Actual Volume shall be deemed to be as reflected in such report delivered by Purchaser.

(d)                                 If the 2017 Actual Volume is deemed or determined to be less than the 2017 Volume Threshold Amount, then no later than 10 Business Days following the later of (i) Seller’s receipt of such report (if Seller has not objected thereto) or (ii) the final determination of the 2017 Actual Volume in accordance with Section 1.15(c), Seller shall pay to Purchaser an amount equal to the 2017 Volume Shortfall Amount; provided that in no event shall the payment to be made by Seller to Purchaser under this subsection (d) exceed $75 million.

(e)                                  If the 2017 Actual Volume is deemed or determined to be greater than the 2017 Volume Threshold Amount then, subject to Section 1.15(f), no later than 10 Business Days following the later of (i) Seller’s receipt of such report (if Seller has not objected thereto) or (ii) the final determination of the 2017 Actual Volume in accordance with Section 1.15(c), Purchaser shall pay to Seller an amount equal to the 2017 Volume Surplus Amount; provided that in no event shall the payment to be made by Purchaser to Seller under this subsection (e) exceed $75 million.

(f)                                   If Purchaser determines, and so notifies Seller in writing, that the 2017 Actual Volume has been reduced as a direct result of the sale by Seller or any of its Affiliates of Units to any of the customers at the customer locations listed on Schedule 1.15(b) with respect to such customers (as reflected in the 2017 Actual Volume Report and subject to the dispute resolution provisions described in Section 1.15(c)), then, subject to Section 1.15(d) (but without duplication of any volumes attributable to payments made thereunder), no later than 10 Business Days following the later of (i) Seller’s receipt of such report (if Seller has not objected thereto) or (ii) the final determination of the number of Units so sold by Seller or any of its Affiliates in accordance with Section 1.15(c), Seller shall pay to Purchaser (x) the Seller Volume Payment Amount; provided that the amount (if any) payable by Seller to Purchaser under Section 1.15(d) and this Section 1.15(f) shall be reduced by, or to the extent there is no amount payable by Seller to Purchaser under Section 1.15(d) or this Section 1.15(f) (after taking into account the reduction (if any) to any amount payable by Seller to Purchaser as a result of the application of this proviso), Purchaser shall pay to Seller (solely to the extent a reduction (if any) for such amount payable has not already been made hereunder), the Purchaser Volume Payment Amount with respect to any Units sold by Purchaser or its Affiliates (including the Purchased Entities) in the 2017 calendar year from volume expected to be retained by Seller or its Affiliates in 2017 after giving effect to the Transaction (the “Seller Retained Volume”).  If Seller determines, and so notifies Purchaser in writing, that Purchaser is required to make a payment to Seller under this Section 1.15(f), it shall, as promptly as practicable after December 31, 2017 (but in any event by March 15, 2018), deliver a report to Purchaser setting forth its determination of the Seller Retained Volume (the “Seller Retained Volume Report”).  If Purchaser has any objections to such report, it shall notify Seller in writing of its objections within 30 days of its receipt of such report, in which case the provisions of Section 1.6(e) shall apply mutatis mutandi to the resolution of any such dispute.  The payments required to be made by Purchaser under this subsection (e) shall be made no later than 10 Business Days following the later of (i) Purchaser’s receipt of the Seller Retained Volume Report (if Purchaser has not objected thereto) or (ii) the final determination of the amount of Seller Retained Volume.

(g)                                  If, with respect to any volume of Units, Purchaser is required to make payments to Seller under both Section 1.15(e) and Section 1.15(f), or Seller is required to make payments to Purchaser under both Section 1.15(d) and Section 1.15(f), Purchaser or Seller, as applicable, shall first satisfy its obligations under Section 1.15(d) or Section 1.15(e), as applicable, before making any payment under Section 1.15(f); provided that in no event shall Purchaser or Seller be required to make payments under both Section 1.15(e) and Section 1.15(f) or Section 1.15(d) and Section 1.15(f), as applicable, with respect to the same volume of Units.

(h)                                 Notwithstanding anything to the contrary in this Agreement, Purchaser shall not, and shall cause its Affiliates not to, effect or permit any of the following, and Purchaser’s right to receive any potential payment from Seller under Section 1.15(d) shall irrevocably terminate if Purchaser or its applicable Affiliate (x) takes any action with the primary intent of artificially preventing or decreasing the amount of any payments potentially due to Seller under Section 1.15(e) (or increasing the payments potentially due to Purchaser under Section 1.15(d)) (including any action to delay sales of Units until after the end of the 2017 calendar year), (y) acts in bad faith with respect to attaining any volume of cans or ends for the purpose of reducing the payments potentially due to Seller (or increasing the payments potentially due to Purchaser) under Section 1.15(e) or Section 1.15(d), or (z) fails to conduct the Business in a manner generally consistent with the efforts and resources that Purchaser and its Affiliates would devote to its other operations and businesses similarly situated to the Business absent Section 1.15(d) and Section 1.15(e).

(i)                                     The payments to be made by Purchaser or Seller pursuant to this Section 1.15 shall be treated in all respects as adjustments to the Purchase Price, and shall be made by wire transfer of immediately available funds to an account or accounts designated in writing by Seller or Purchaser to the other no fewer than three Business Days prior to the scheduled date of such payment.

(j)                                    Purchaser and Seller agree that to the extent any of the information to be exchanged between them pursuant to this Section 1.15 for purposes of determining any payments due to each other hereunder is competitively sensitive, such information will be disclosed only to specifically identified employees of Seller or Purchaser who do not have day-to-day pricing or strategic responsibilities, as applicable, or third party Representatives of either of them.  Seller and Purchaser will cooperate to identify any such competitively sensitive information and to ensure that such information is reviewed only by such specifically identified employees who do not have day-to-day pricing or strategic responsibilities or third party Representatives.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Except (a) as set forth in the Seller and Rexam Public Documents or (b) as set forth in the disclosure letter delivered by Seller to Purchaser immediately prior to the execution and delivery of this Agreement (the “Seller Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Seller Disclosure Letter shall be deemed disclosure with respect to all other sections or subsections of the Seller Disclosure Letter to which applicability of such disclosure is reasonably apparent), Seller represents and warrants to Purchaser as follows:

2.1                               Organization and Authority. Seller, Rexam, each of the Seller Entities and each of the Rexam Entities is duly organized, validly existing and in good standing (or its local equivalent) under the Laws of the jurisdiction of its formation, except (with respect to a Seller Entity or Rexam Entity) where the failure to be in good standing would not, individually or in the aggregate, be or reasonably be expected to be, materially adverse to the Business, taken as a whole (an “Adverse Effect”). Seller and Rexam have all necessary corporate or similar organizational power and authority to execute and deliver this Agreement, to carry out their respective obligations hereunder and to consummate the Transaction. The execution and delivery of this Agreement by Seller and Rexam, the performance by Seller and Rexam of their obligations hereunder and the consummation by Seller and Rexam of the Transaction, have been (and the execution and delivery by the Seller Entities and the Rexam Entities of the Ancillary Agreements to which they will be a party and the performance by them of all actions contemplated to be taken by them pursuant to the terms of this Agreement and any such Ancillary Agreements shall have been prior to the Closing) duly authorized by all requisite corporate or similar action on the part of Seller and Rexam (and the Seller Entities and the Rexam Entities), as applicable. This Agreement has been duly executed and delivered by Seller and Rexam, and assuming due authorization, execution and delivery by Purchaser, this Agreement is a valid and binding obligation of Seller and Rexam, enforceable against them in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other similar Law relating to creditors’ rights generally and general principles of equity.  The Ancillary Agreements will be duly executed and delivered by the applicable Seller Entities and Rexam Entities, and assuming due authorization, execution and delivery by the other parties thereto, will be valid and binding obligations of such Persons, enforceable against them in accordance with their terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other similar Law relating to creditors’ rights generally and general principles of equity.

2.2                               Organization and Authority of the Purchased Entities. Each Purchased Entity (a) is duly organized and validly existing under the Laws of the jurisdiction of its formation and has all necessary corporate or similar organizational power and authority to own, operate or lease the properties and assets owned, operated or leased by it and to carry on the portion of the Business conducted by such Purchased Entity as currently conducted and (b) is duly licensed or qualified to do business and, in jurisdictions where such concept is recognized, is in good standing (or its local equivalent) in each jurisdiction in which the properties owned or leased by it or the operations of the portion of the Business conducted by such Purchased Entity make such licensing or qualification necessary or desirable, except in each of clauses (a) and (b) as would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect.  True and correct copies of the charter, bylaws, or similar organizational documents of each Purchased Entity, each as in effect on the date of this Agreement, have been made available by Seller to Purchaser.

2.3                               Capital Stock of Purchased Entities.

(a)                                 Section 2.3 of the Seller Disclosure Letter sets forth a list, as of the date of this Agreement, of all authorized and outstanding (in reach case to the extent such concepts are recognized under applicable local Law of the jurisdiction of formation or organization) capital stock or other equity interests (the “Interests”) of each of the Purchased Entities, including the identities of the holders of such issued and outstanding Interests.  With respect to the Purchased Entities, (i) except for the Interests, there are no outstanding equity securities or other similar ownership interests of any class or type of or in any of the Purchased Entities, (ii) each of the Interests is, to the extent applicable, duly authorized, has been validly issued, and is fully paid and non-assessable, (iii) there are no outstanding Options with respect to the Interests and (iv) there are no outstanding contractual obligations of the Purchased Entities to repurchase, redeem or otherwise acquire any capital stock or other equity interests in, any other Person.

(b)                                 The Interests are owned by Seller, Rexam, the Seller Entities or the Rexam Entities, as the case may be, free and clear of all Encumbrances.  Subject to Section 1.9, upon consummation of the Transaction (and without consideration of any actions taken by Purchaser), Purchaser will own all the Interests free and clear of all Encumbrances.  Other than other Purchased Entities, Purchased Affiliate Interests and the Excluded Entities, no Purchased Entity has any equity interests in any other Person as of the date of this Agreement.  At the Closing, the Purchased Entities will not own any equity interests in any other Person except other Purchased Entities and Purchased Affiliate Interests.  Each of the Purchased Affiliate Interests is, to the extent applicable, duly authorized, has been validly issued, and is fully paid and non-assessable. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Interests or the Purchased Affiliate Interests.

2.4                               No Conflicts.  Assuming that all Consents have been obtained and except as may result from any facts or circumstances relating to Purchaser or its Affiliates, the execution and delivery of this Agreement by Seller and Rexam does not, the execution, delivery and performance of the Ancillary Agreements by the applicable Seller Entities and Rexam Entities will not, and the consummation of the Transaction by Seller, Rexam, the Seller Entities and the Rexam Entities will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of Seller, Rexam, any Seller Entity, any Rexam Entity or any Purchased Entity, (b) conflict with or violate any Law or Governmental Order applicable to Seller, Rexam, any Seller Entity, any Rexam Entity or any Purchased Assets or (c) except as set forth in Section 2.4(c) of the Seller Disclosure Letter, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights to, or result in termination, cancellation, amendment, suspension or revocation or acceleration of any obligation under, or result in the creation of an Encumbrance (other than a Permitted Encumbrance on Purchased Assets other than the Purchased Equity, which shall be sold, assigned, transferred, conveyed and delivered, free and clear of all Encumbrances other than those arising under securities Laws) on any of the Purchased Assets pursuant to, any Material Contract to which any Seller Entity, Rexam Entity or Purchased Entity is a party, or by which any of the Purchased Assets is bound or affected, except, in the case of the foregoing clauses (b) and (c), for any of the foregoing that, individually or in the aggregate, would not have or reasonably be expected to have an Adverse Effect.

2.5                               Governmental Consents and Approvals.  Except (a) for filings with the EC, CADE and the FTC contemplated by the Clearances in connection with the Rexam Transaction and a filing with the EC in connection with the Transaction, (b) for any filings or notifications that may be required under applicable state or foreign property transfer Laws or Environmental Laws, (c) as may be necessary as a result of any facts or circumstances relating solely to Purchaser or any of its Affiliates and (d) as otherwise set forth on Section 2.5 of the Seller Disclosure Letter, no Consent of, action by, filing with or notification to any Governmental Authority is required for the consummation by Seller, Rexam, the Seller Entities and the Rexam Entities of the Transaction, except where the failure to obtain such Consent or action or to make such filing or notification would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect.

2.6                               Litigation.  As of the date of this Agreement, with respect to the Purchased Assets, no Action by or against Seller, Rexam, any Seller Entity, Rexam Entity or Purchased Entity is pending or, to the Knowledge of Seller, threatened in writing, challenging the legality, validity or enforceability of this Agreement or the consummation of the Transaction, in each case that, if upheld, would individually or in the aggregate have or reasonably be expected to have an Adverse Effect.  Except as disclosed on Section 2.6 of the Seller Disclosure Letter, as of the date of this Agreement, with respect to the Purchased Assets, there is no Action pending or, to the Knowledge of Seller, threatened in writing, against Seller, Rexam, any Seller Entity, Rexam Entity or Purchased Entity by or before any Governmental Authority or by any third party other than such Actions as would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect.  As of the date of this Agreement, none of Seller, Rexam, the Seller Entities, the Rexam Entities or any of their respective assets or properties, including the Purchased Assets, is subject to any Governmental Order (nor, to the Knowledge of Seller, is

there any such Governmental Order threatened in writing to be imposed by any Governmental Authority) that has or would reasonably be expected to have an Adverse Effect.

2.7                               Financial Statements.

(a)                                 Attached as Schedule 2.7(a) are:  (i) the Seller Balance Sheet and Rexam Balance Sheet, (ii) the Seller Income Statement and Rexam Income Statement, (iii) the Seller Statement of Cash Flows and Rexam Statement of Cash Flows ((i), (ii) and (iii), collectively and together with the notes thereto, the “Audited Financial Statements”), and (iv) the Pro Forma Financial Statements.  Except as set forth on Schedule 2.7(a) of the Seller Disclosure Letter, (1) the Audited Financial Statements have been prepared using the books of account and other financial records of Seller, Rexam, the Seller Entities, the Rexam Entities and the Purchased Entities, as applicable; (2) the Seller Balance Sheet and Rexam Balance Sheet included in the Audited Financial Statements present fairly, in all material respects, the financial position of the portions of the Business to which they relate as of their respective dates; (3) the Seller Income Statement and the Rexam Income Statement included in the Audited Financial Statements present fairly, in all material respects, the results of operations of that portion of the Business to which they relate and for the respective periods set forth therein; (4) the Seller Statement of Cash Flows and the Rexam Statement of Cash Flows included in the Audited Financial Statements present fairly, in all material respects, the cash flows of that portion of the Business to which they relate for the respective periods set forth therein; and (5) each of the Seller Balance Sheets, the Seller Income Statement, the Seller Statement of Cash Flows, the Rexam Balance Sheets, the Rexam Income Statement and the Rexam Statement of Cash Flows included in the Audited Financial Statements has been prepared in conformity with GAAP (in the case of the financial statements of the portion of the Business owned by Seller) or IFRS (in the case of the financial statements of the portion of the Business owned by Rexam), applied on a consistent basis during the periods involved.

(b)                                 The Pro Forma Financial Statements (i) have been prepared based on the Audited Financial Statements with such adjustments as are set forth in Section 2.7(b) of the Seller Disclosure Letter and were prepared in accordance with the methodology set out in the notes to the Pro Forma Financial Statements; and (ii) present fairly in all material respects the pro forma financial position and results of operation of the Business as if the Restructuring occurred on the dates for preparation of pro forma balance sheets and income statements as per the applicable guidance set forth in Article 11 of Regulation S-X promulgated under the Securities Act for preparation of such financial statements.

(c)                                  The systems of internal controls over financial reporting with respect to the Business are sufficient in all material respects to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP or IFRS, as applicable, and to maintain accountability for the assets of the Business, (ii) receipts and expenditures are executed only in accordance with management’s authorization, (iii) the books and records of the Business accurately and fairly reflect in reasonable detail the transactions and dispositions of the assets of the Business and (iv) Seller or Rexam, as applicable, can prevent or timely detect the unauthorized acquisition, use or disposition of the Purchased Assets that could materially affect the financial statements or the Business.  To the

Knowledge of Seller, there are no material weaknesses in the design or operation of internal controls over financial reporting with respect to the Business.

2.8                               No Undisclosed Liabilities.  Except as set forth on Section 2.8 of the Seller Disclosure Letter and except for (a) Liabilities incurred in the ordinary course of business consistent with past practice after December 31, 2015 and which would not have an Adverse Effect, (b) Liabilities reflected or reserved for in the Audited Financial Statements or (c) Excluded Liabilities, the Business does not have any material Liabilities that would be required to be reflected or reserved against in a combined balance sheet of that portion of the Business owned by the Seller Entities and Purchased Entities, on the one hand, or the Rexam Entities, on the other hand, prepared in accordance with GAAP or IFRS, as applicable, as applied in preparing the Seller Balance Sheet and the Rexam Balance Sheet, as included in the Audited Financial Statements.

2.9                               Absence of Certain Changes.  Since December 31, 2015 to the date of this Agreement, except (a) as set forth on Section 2.9 of the Seller Disclosure Letter, (b) in connection with or in preparation for the Rexam Transaction or the Transaction (including the Restructuring), or (c) as disclosed in the Audited Financial Statements: (i) the Business has been conducted in all material respects in the ordinary course consistent with past practice; and (ii) there has not occurred any change, effect, event or development that, individually or in the aggregate, has had or would reasonably be expected to have an Adverse Effect.

2.10                        Intellectual Property.

(a)                                 Section 2.10(a) of the Seller Disclosure Letter contains a complete and accurate list of the material Transferred Intellectual Property owned by the Seller Entities, the Rexam Entities or the Purchased Entities, as applicable, as of the date of this Agreement.  The material Transferred Intellectual Property is subsisting and, to the Knowledge of Seller, valid and enforceable, and as of the date of this Agreement, the material Transferred Intellectual Property and the material Seller and Rexam Licensed IP is not subject to any outstanding Governmental Order materially adversely affecting, and there is no opposition or cancellation proceeding pending before any Governmental Authority that would materially adversely affect, the use thereof in the Business, or that would materially impair the validity or enforceability thereof.

(b)                                 A Seller Entity, Rexam Entity or Purchased Entity, as applicable, (i) is the sole and exclusive owner of each of the material Transferred Intellectual Property and the material Seller and Rexam Licensed IP and (ii) is licensed or otherwise possesses rights to use all material Intellectual Property licensed or otherwise provided to it under the material Business IP Licenses, on and subject to the terms of such Business IP Licenses.

(c)                                  (i) To the Knowledge of Seller, the conduct of the Business by any of the Seller Entities, the Rexam Entities or the Purchased Entities, as applicable, does not, and has not within the past twelve (12) months, infringed upon, misappropriated or otherwise violated any Intellectual Property of any third party, (ii) there are no claims or actions regarding infringement, misappropriation or other violation relating to the conduct of the Business that, as of the date of this Agreement, are pending before any Governmental Authority or, to the Knowledge of Seller,

threatened in writing against them, and (iii) to the Knowledge of Seller, as of the date of this Agreement, no third party is infringing upon, misappropriating or otherwise violating any of the Transferred Intellectual Property or the Seller and Rexam Licensed IP, except, in each case of the foregoing clauses (i), (ii) and (iii), as would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect.

(d)                                 The Seller Entities, the Rexam Entities and the Purchased Entities have used commercially reasonable efforts to protect the confidential and proprietary nature of all material trade secrets included within any of the Transferred Intellectual Property and the Seller and Rexam Licensed IP.

(e)                                  Each material element of the Business IT Systems, is either owned by, or used pursuant to a valid lease or license to, the Seller Entities, the Rexam Entities or the Purchased Entities.

(f)                                   Seller, Rexam and their respective Affiliates have not granted any license to, option to license or option to acquire ownership interest in the material Seller and Rexam Licensed IP that materially conflicts with the license granted pursuant to Section 4.10.

(g)                                  Notwithstanding anything to the contrary herein, (i) the representations and warranties in Section 2.10(c) constitute the sole representations and warranties of Seller with respect to infringement, misappropriation or other violation of intellectual property; and (ii) without limiting the representations and warranties in Sections 2.4, 2.9, 2.11 and 2.12, the representations and warranties in this Section 2.10 constitute the sole representations and warranties of Seller with respect to intellectual property matters.

2.11                        Contracts.

(a)                                 Section 2.11(a) of the Seller Disclosure Letter lists all Contracts, as of the date of this Agreement (other than Contracts that are Excluded Assets) that are to be transferred to Purchaser pursuant to Article I (collectively, the “Material Contracts”), that constitute:

(i)                                     leases or subleases for tangible personal property which require lease payments in excess of $10 million in the twelve (12) month period immediately following the date of this Agreement (other than those agreements which are terminable without material penalty on sixty (60) days’ notice);

(ii)                                  any Customer Contract (or portion thereof) under which one or more Seller Entities, Rexam Entities or Purchased Entities received payments from one or more Person (other than any Affiliates of the foregoing Seller Entities, Rexam Entities or Purchased Entities) for the purchase of two-piece metal beverage cans manufactured at one or more of the Facilities and representing an amount, individually or in the aggregate, of $25 million or more during the twelve (12) months ended December 31, 2015, other than purchase orders placed by customers in the ordinary course of business and such Contracts (or portions thereof) that may be cancelled by such Seller Entity, Rexam Entity or Purchased Entity without material penalty upon no more than ninety (90) days’ notice;

(iii)                               any Supplier Contracts (or portion thereof) under which a Seller Entity, a Rexam Entity or a Purchased Entity made aggregate payments in excess of $15 million during the twelve (12) months ended December 31, 2015, other than purchase orders placed in the ordinary course of business and such Contracts (or portions thereof) that may be cancelled by such Seller Entity, Rexam Entity or Purchased Entity without material penalty upon no more than ninety (90) days’ notice;

(iv)                              any freight, transportation, warehouse services, logistics or similar Contracts (or portions thereof) under which a Seller Entity, a Rexam Entity or a Purchased Entity made aggregate payments in excess of $10 million during the twelve (12) months ended December 31, 2015, other than purchase orders placed in the ordinary course of business and such Contracts (or portions thereof) that may be cancelled by such Seller Entity, Rexam Entity or Purchased Entity without material penalty upon no more than ninety (90) days’ notice;

(v)                                 Contracts requiring future capital expenditures in excess of $25 million;

(vi)                              a Contract relating to indebtedness of the Business (other than any Intercompany Agreements) for borrowed money in excess of $50 million in principal amount, other than that which will be repaid in full prior to Closing or that will not be an Assumed Liability or Liability of a Purchased Entity;

(vii)                           a guaranty for borrowed money of the Business (other than any Intercompany Agreements) in excess of $50 million, other than that which will be released prior to Closing or that will not be an Assumed Liability or Liability of a Purchased Entity;

(viii)                        any supplier finance Contract having a value in excess of $25 million in the aggregate;

(ix)                              any material partnership or joint venture Contract involving sharing of revenues, profits, losses, costs or Liabilities with an unaffiliated third party;

(x)                                 any material Intercompany Agreement, other than those that will be terminated prior to Closing;

(xi)                              any collective bargaining agreement, works council agreement or similar agreement with any union, works council or other Employee Representative Body other than any National Collective Bargaining Agreements (collectively, “Collective Bargaining Agreements”);

(xii)                           any material Business IP License; and

(xiii)                        any other Contract that obligates a Seller Entity, a Rexam Entity or a Purchased Entity (in each case with respect to the Business) to pay an aggregate amount in excess of $20 million to an unaffiliated third party in the twelve (12) month period immediately following the date of this Agreement other than an Employee Benefit Plan.

(b)                                 Seller has made available to Purchaser true and complete copies of all Material Contracts.  As of the date of this Agreement, each Material Contract is in full force and effect and is a valid and binding obligation of the Seller Entity, Rexam Entity or Purchased Entity party thereto, as applicable, and, to the Knowledge of Seller, the counterparty thereto.  Each Seller Entity, Rexam Entity or Purchased Entity, as applicable, has performed all obligations required to be performed by it to date under the Material Contracts and is not (with or without the lapse of time or the giving of notice, or both) in breach or default thereunder, except for failures to perform that, individually or in the aggregate, do not or would not, have or reasonably be expected to have an Adverse Effect.

2.12                        Title; Sufficiency of Assets.

(a)                                 The Seller Entities, the Rexam Entities and the Purchased Entities collectively will as of immediately prior to the Closing own all right, title and interests in and to the Purchased Assets free and clear of all Encumbrances, other than (in the case of Purchased Assets other than the Purchased Equity) Permitted Encumbrances, except with respect to the Specified Business Contracts and any Lease for any Leased Business Real Property for restrictions contained in those agreements including restrictions on assignments, use and other Encumbrances granted thereunder.

(b)                                 As of the Closing, the Purchased Assets (including the Interests) and the assets held by the Purchased Entities, (i) taking into account the Ancillary Agreements and all of the assets, services, products, real property, Intellectual Property to be provided, acquired, leased or licensed pursuant to any Deed or under the Ancillary Agreements (or, with respect to Intellectual Property, under Sections 4.9 and 4.10 of this Agreement) and (ii) assuming all Approvals and Business Permits have been obtained or transferred (or the benefits or burdens thereunder have been provided to Purchaser), are sufficient in all material respects for the continued viability and competitiveness of the Business after the Closing and constitute all of the material rights, property and assets necessary for the conduct of the Business in all material respects as it is currently conducted and for the continued viability and competitiveness of the Business.

2.13                        Title to Business Real Property; Encumbrances.

(a)                                 Except as set forth on Section 2.13(a) of the Seller Disclosure Letter, (i) the applicable Seller Entities, Rexam Entities or Purchased Entities at the Closing will have, in all material respects, good title to the Facilities and the Owned Business Real Property and valid leasehold interests in all Leased Business Real Property, in each case free and clear of all Encumbrances, except Permitted Encumbrances and (ii) the Seller Entities, the Rexam Entities and the Purchased Entities do not lease, sublease or license any of the Business Real Property to any other Person that is not an Affiliate of any of the foregoing.

(b)                                 As of the date of this Agreement, there are no pending, or to the Knowledge of Seller, threatened, material appropriation, condemnation, eminent domain or like proceedings relating to the Facilities or Owned Business Real Property or, to the Knowledge of Seller, the Leased Business Real Property.

(c)                                  The buildings, structures, and other improvements that are material to the Business and comprise the Facilities and Owned Business Real Property are in sufficient operating condition for the purpose for which they are presently being used, except where such failure to be in sufficient operating condition would not have an Adverse Effect.

(d)                                 With respect to each Lease of Leased Business Real Property, to the extent not revoked, withdrawn or expired on the date hereof, none of the Seller Entities, the Rexam Entities and the Purchased Entities has exercised or given any notice of exercise, nor has Seller, as of the date of this Agreement, received from any landlord or sublandlord any notice of exercise of, any option, right of first offer or right of first refusal contained in any such Lease pertaining to termination, purchase, expansion, renewal, extension or relocation, except as set forth in Section 2.13(d) of the Seller Disclosure Letter.

(e)                                  No material and uncured default by any of the Seller Entities, the Rexam Entities or the Purchased Entities, as the case may be, or, to the Knowledge of Seller, by any landlord exists with respect to the Leased Business Real Property.  To the Knowledge of Seller, no event has occurred or condition exists which, with the giving of notice or the lapse of time or both, would constitute such material default as described in the preceding sentence.

2.14                        Compliance with Law; Permits.

(a)                                 None of the Seller Entities, the Rexam Entities and the Purchased Entities is in violation of any Laws applicable to the conduct of the Business except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect; provided, however, that this Section 2.14 does not apply with respect to Intellectual Property, Environmental Laws and any Environmental Permits required thereunder, labor relations matters or employee benefits matters, or Taxes, which are exclusively the subject of the representations and warranties in Sections 2.10, 2.15, 2.16, 2.17 and 2.18, respectively.

(b)                                 Except as set forth on Section 2.14(b) of the Seller Disclosure Letter, the Seller Entities, the Rexam Entities or the Purchased Entities hold all Permits necessary under applicable Laws for the conduct of the Business as presently conducted (the “Business Permits”), other than any such Business Permits the absence of which would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect.  As of the date of this Agreement, no Action is pending, or to the Knowledge of Seller, threatened, seeking the revocation or cancellation of any such Business Permit.

(c)                                  Other than in connection with the Rexam Transaction, none of the Seller Entities, the Rexam Entities and the Purchased Entities has given an undertaking to, or is subject to an order of, or investigation or enquiry by, any court or Governmental Authority (including any national competition authority and/or the EC) to the extent related to the Business under any anti-trust or similar legislation in any jurisdiction where any Seller Entity or Rexam Entity or Purchased Entity is active other than any such undertaking, order, investigation or inquiry which would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect.

2.15                        Environmental Matters.

(a)                                 With respect to the operation of the Business: (i) to the Knowledge of Seller, the Seller Entities, the Rexam Entities and the Purchased Entities are in material compliance with all applicable Environmental Laws, (ii) to the Knowledge of Seller, the Seller Entities, the Rexam Entities and the Purchased Entities have, or at the Closing will have, all Environmental Permits which are required under applicable Environmental Laws for the conduct of the Business, other than any such Environmental Permits the absence of which would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect, and no Action is pending, or, to the Knowledge of Seller, threatened, to revoke, cancel or adversely modify any such Environmental Permits and (iii) to the Knowledge of Seller, the Seller Entities, the Rexam Entities and the Purchased Entities are in compliance in all material respects with the terms and conditions of such Environmental Permits.

(b)                                 There is no material civil, criminal or administrative action, demand or claim pending or, to the Knowledge of Seller, as of the date of this Agreement, threatened under any Environmental Laws with respect to the Business. To the Knowledge of Seller, the Seller Entities, the Rexam Entities and the Purchased Entities are not subject to any open or pending investigations with respect to the Business pursuant to Environmental Law or any Environmental Permit, including the receipt of any requests for information related to such investigations, with respect to any matter that is reasonably likely to result in a material Liability to the Business or the Purchased Assets. The Seller Entities, the Rexam Entities and the Purchased Entities are not subject to any material order, judgment or decree pursuant to applicable Environmental Law or any Environmental Permit with respect to the Business.

(c)                                  To the Knowledge of Seller, except as set forth on Section 2.15(c) of the Seller Disclosure Letter, there have been no Releases of Hazardous Materials at any of the Business Real Property that would be reasonably likely to subject the Purchased Entities, the Seller Entities, the Rexam Entities or Purchaser to any material Liability under any Environmental Law or any Environmental Permit or require any material expenditure by any of them thereunder.

(d)                                 The representations and warranties set forth in this Section 2.15 are Seller’s sole and exclusive representations and warranties with respect to environmental matters (including Environmental Permits) and Hazardous Materials in this Agreement.

2.16                        Labor.

(a)                                 Subject to compliance with any data privacy or other applicable Law, Section 2.16(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, for each Key Employee each such individual’s rate of pay or annual compensation, job title, location and date of hire.

(b)                                 The Seller Entities, the Rexam Entities and the Purchased Entities, with respect to the Business Employees, (i) are in compliance with all applicable Laws, Collective Bargaining Agreements and National Collective Bargaining Agreements respecting employment and employment practices, terms and conditions of employment, workers compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of Taxes, worker classification, employment discrimination, disability rights or benefits, equal opportunity, affirmative action, labor relations, employee leave issues and unemployment insurance and related matters, (ii) are in compliance with the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, and all other similar U.S. state and non-U.S. Laws (collectively, “WARN”), (iii) have paid in full, or adequately accrued for, all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such Business Employees and (iv) are not engaged in any unfair labor practice under applicable Law or the subject of any unfair labor practice charges or other complaints before the labor board of any Governmental Authority or otherwise subject to any actual claims or, to the Knowledge of Seller, claims that are threatened in writing, by or on behalf of any Business Employees, except, in each case, as would not, individually or in the aggregate, have or reasonably be expected to have an Adverse Effect.

(c)                                  Except as set forth in Section 2.16(c) of the Seller Disclosure Letter, as of the date of this Agreement (i) no Seller Entity, Rexam Entity or Purchased Entity is a party to any Collective Bargaining Agreement with respect to any Business Employees, (ii) to the Knowledge of Seller, there are no material union organizing activities taking place among the Business Employees and subject to consultation regarding the Restructuring, there is no current attempt among the Business Employees to organize, certify or establish any Employee Representative Body, and (iii) since December 31, 2014, there has not occurred or, to the Knowledge of Seller, been threatened any material strike, slowdown, picketing, work stoppage or other similar labor activity with respect to all or any of the Business Employees.

2.17                        Employee Benefit Matters.

(a)                                 Section 2.17(a) of the Seller Disclosure Letter contains a true and complete list of each material (i) pension, retirement, savings, profit-sharing, stock bonus, stock purchase, stock option, restricted stock, deferred compensation, bonus or other incentive compensation and equity compensation plan, program, policy, agreement, contract, arrangement or fund, including each pension plan, fund or program within the meaning of Section 3(2) of ERISA, (ii) medical, dental, hospitalization, supplemental unemployment benefits, life insurance or other welfare plan, fund or program within the meaning of Section 3(1) of ERISA, (iii) standard form or template employment, termination, severance, retention plan, and change in control or similar program, policy, agreement, contract or arrangement with respect to any Business Employee, (iv) individual employment (including an offer letter containing a compensation guaranty), consulting, termination, severance, retention, and change in control or similar agreement, contract or arrangement with respect to any Key Employee, and (v) each other employee benefit agreement, contract, arrangement or fund, in each case, (A) that is sponsored, maintained or contributed to or required to be contributed to by any Purchased Entity or to which any Purchased Entity could have liability or (B) with respect to which a Seller Entity, a Rexam Entity or an ERISA Affiliate contributes for the benefit of, or has liability on behalf of, any Business Employee (each, an “Employee Benefit Plan”).  Section 2.17(a) of the Seller Disclosure Letter indicates which of the Employee Benefit Plans are sponsored or maintained by any of the Purchased Entities or, in the case of Employee Benefit Plans that are agreements, to which any of the Purchased Entities is a party (the “Purchased Entity Employee Benefit Plans”).

Seller has made available to Purchaser copies or details of the material terms of Employee Benefit Plans listed on Section 2.17(a) of the Seller Disclosure Letter.

(b)                                 With respect to each Employee Benefit Plan: (i) each such Employee Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including (where applicable) ERISA and the Code, (ii) all contributions required to be made pursuant to Law or the terms of any Employee Benefit Plan have been made on or before their applicable due dates, and (iii) each of the Seller Entities, the Rexam Entities and the Purchased Entities have performed all material obligations required to be performed under, and are not in any material respect in default under, or in material violation of, any such Employee Benefit Plan.  There are no pending or, to the Knowledge of Seller, threatened claims (other than claims for benefits in the ordinary course), lawsuits, charges, complaints, grievances, investigations, audits, proceedings or arbitrations that have been asserted or instituted with respect to any Employee Benefit Plan.  Each Employee Benefit Plan intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination or opinion letter from the IRS, and each Employee Benefit Plan intended to be qualified for special tax treatment under any other applicable Law is in material compliance with the requirements for such treatment, and, to the Knowledge of Seller, nothing has occurred that would reasonably be expected to adversely affect such qualification.

(c)                                  Except as set forth on Section 2.17(c) of the Seller Disclosure Letter, (i) none of the Seller Entities, the Rexam Entities or the Purchased Entities or any of their ERISA Affiliates (A) sponsors or contributes to an Employee Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)) or which outside of the U.S. provides benefits on a defined benefit basis (a “Defined Benefit Plan”); (B) has an obligation to contribute to an Employee Benefit Plan that is a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)); (C) has any material liability, contingent or otherwise, either under Title IV of ERISA, with respect to an Employee Benefit Plan; or (D) sponsors, maintains or contributes to any plan, program or arrangement that provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage as required by Law), and (ii) other than the UK DB Plan, none of the UK Employee Benefit Plans provide retirement benefits that are not “money purchase benefits” as defined in section 181 of the UK Pension Schemes Act 1993.

(d)                                 In relation to each of the Defined Benefit Plans set forth on Schedule 2.17(d), including the UK DB Plan, (i) Seller has made available to Purchaser a copy of the most recent actuarial valuation report, (ii) all funding standards and requirements under applicable local Laws are satisfied, and (iii) no legal proceedings, audits or examinations have been instituted by any Governmental Authority with respect to any such Defined Benefit Plan.

(e)                                  In relation to the UK DB Plan, (i) no contribution notice or financial support direction under the UK Pensions Act 2004 has been issued to any of the Purchased Entities and, to the Knowledge of Seller, there is no fact or circumstance likely to give rise to any such notice or direction, (ii) there has been no arrangement which might be construed as a compromise or reduction of a statutory debt in respect of a Purchased Entity under section 75 or 75A of the UK Pensions Act 1995 in relation to the UK DB Plan, and (iii) no event has occurred which may result in a debt becoming due from any of the Purchased Entities to any Defined

Benefit Plan under section 75 or 75A of the UK Pensions Act 1995 or any other similar applicable Law and no event has occurred which would permit the trustees of the UK DB Plan to wind up the UK DB Plan.  In addition, the payment schedule and all material terms of the draft agreement between Ball Packaging Europe UK Limited and the Trustees of the UK DB Plan that is expected to be finalized in April 2016 (the “UK Trustee Agreement”) have been provided to Purchaser.  The terms of the UK Trustee Agreement, which shall be consistent in all material respects with the terms previously disclosed by Seller to Purchaser, when executed, will supersede and replace any prior UK funding agreements, including the Current UK Funding Agreement, provided that, as of the Closing Date, the existing guarantee from Ball Europe GmbH will remain in place.

(f)                                   Except as set forth in Section 2.17(f) of the Seller Disclosure Letter, as of the date of this Agreement, no Key Employee has notified Seller in writing that he or she intends to terminate his or her employment with any of the Seller Entities, the Rexam Entities or the Purchased Entities.  As of the date of this Agreement, except in connection with the transfer of Key Employees in accordance with Article V, none of the Seller Entities, the Rexam Entities and the Purchased Entities has a present intent to terminate the employment of any Key Employee and none of the Seller Entities, Rexam Entities and the Purchased Entities has given notice of termination to any Key Employee.  As of the date of this Agreement, Seller reasonably believes that the Business Employees at each location, site or facility of the Business who are scheduled to become Transferred Employees constitute all of the employees reasonably necessary to conduct the operations of the Business in all material respects as currently conducted at each such location, site or facility.

(g)                                  Except as set forth on Section 2.17(g) of the Seller Disclosure Letter, the Rexam Transaction, the execution and delivery of this Agreement or the consummation of the Transaction will not (i) result in any material payment becoming due to any Business Employee, (ii) materially increase any benefits otherwise payable to any Business Employee under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any Business Employee or (iv) give rise to the payment of any amount that would not be deductible by the Purchased Entities or Purchaser by reason of Section 280G of the Code.  Neither the Purchased Entities nor any of the Seller Entities or Rexam Entities has any obligation to compensate any Business Employee for any excise Taxes incurred by such Business Employee, including under Section 4999 of the Code.

(h)                                 Except for the ESPP, as of or prior to the Closing Date, none of the Business Employees scheduled to become Transferred Employees hold any outstanding awards under the employee stock purchase schemes of Seller or any of its Affiliates.

2.18                        Taxes.

(a)                                 All material Tax Returns required to be filed with respect to the Purchased Assets, the Assumed Liabilities or by or on behalf of any Purchased Entity have been timely filed (taking into account applicable extensions), and all such Tax Returns were true, correct and complete in all material respects when filed.  All material Taxes required to be paid (whether or not shown to be due on such Tax Returns) have been paid or accrued and each of the Purchased Entities have withheld and paid all material Taxes that such Purchased Entity is obligated to withhold from amounts owing to any employee, creditor or third party, in each case other than such Taxes that are being contested in good faith and for which such Purchased Entity has made provision in its financial statements in accordance with GAAP or IFRS, as applicable, and as shown in Section 2.18(a) of the Seller Disclosure Letter.

(b)                                 There are no material ongoing federal, provincial, state, local or foreign audits or examinations of any material Tax Return with respect to the Purchased Assets, the Assumed Liabilities or any Purchased Entity which has been officially announced by a Taxing Authority and, to the Knowledge of Seller, no such audit or examination is proposed, pending or threatened.

(c)                                  There are no material Encumbrances for Taxes upon any of the Purchased Assets, except for Permitted Encumbrances.

(d)                                 There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or material deficiencies against any Purchased Entity.

(e)                                  No Purchased Entity is a party to any agreement providing for the allocation or sharing of material Taxes (other than (i) any such agreement solely among the Purchased Entities and (ii) any such agreement entered into in the ordinary course of business, in each case the primary purpose of which does not relate to Taxes).

(f)                                   All relevant Tax records (including invoices) to be maintained by a Purchased Entity being Tax resident in: (i) Germany have been maintained pursuant to Section 147 of the German Fiscal Code (Abgabenordnung), (ii) Switzerland have been maintained pursuant to article 126 of the Swiss Direct Federal Tax law (Bundesgesetz über die direkte Bundessteuer), to article 70 of the Swiss Value Added Tax law (Mehrwertsteuergesetz) as well as to article 958f of the Swiss Code of Obligation (Obligationenrecht) in general, and (iii) Austria have been maintained and will be maintained until Closing pursuant to Austrian Tax law, in particular but not limited according to Section 132 of the Austrian Fiscal Code (Bundesabgabenordnung) and all disclosure, notification and accounting obligations have been fulfilled and will be fulfilled by a Purchased Entity being Tax resident in Austria until Closing.

(g)                                  None of the Purchased Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income as a result of (i) any change in accounting method initiated by it or any other relevant party on or prior to the Closing Date, (ii) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Law entered into on or prior to the Closing Date, (iii) an installment sale or open transaction arising on or prior to the Closing Date, (iv) a prepaid amount received, or paid, on or prior to the Closing Date or (v) deferred gains arising from a transaction on or prior to the Closing Date.

(h)                                 The U.S. federal tax classification of each of the Purchased Entities as a corporation, partnership, disregarded entity or other type of entity as of the date of this Agreement and as of the Closing Date is set forth in the attached Schedule 2.18.

(i) The representations set forth in Section 2.17 and this Section 2.18 shall constitute Seller’s only representations and warranties with respect to Taxes.

2.19                        Brokers.  Seller shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Seller.

2.20                        Foreign Corrupt Practices Act; UK Bribery Act.  (a) Except as would not, individually or in the aggregate, reasonably be expected to have an Adverse Effect, none of Seller, the Seller Entities, Rexam, the Rexam Entities (in a manner related to the Business) or the Purchased Entities or, to the Knowledge of Seller, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of Seller, the Seller Entities, Rexam, the Rexam Entities or the Purchased Entities has, in the last five years, violated (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including by making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, (ii) the U.K. Bribery Act 2010 or (iii) Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions; and (b) the Purchased Entities have instituted and maintain reasonable policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued material compliance with the FCPA, the UK Bribery Act 2010 and any other applicable Law of similar effect.

2.21                        Customers and Suppliers.  Section 2.21 of the Seller Disclosure Letter lists the top 10 customers and top 10 suppliers of the Business for the fiscal year ended December 31, 2015 (determined on a combined basis based on, in the case of customers, the amount of revenues recognized by the Business during such fiscal year and, in the case of suppliers, on the dollar amount purchased therefrom).  Except as described on Section 2.21 of the Seller Disclosure Letter, as of the date of this Agreement, none of Seller, Rexam, their respective Affiliates or the Business has received any written notice that any customer or supplier of the Business has terminated or plans to terminate or materially decrease the amount of business conducted with the Business, other than as a result of expiration or termination of Contracts in accordance with their terms or as reflect ordinary course volume fluctuations as part of the normal product life cycle management.

2.22                        Disclaimer.  EXCEPT AS SET FORTH IN THIS ARTICLE II, NONE OF SELLER, REXAM, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR AND THEIR AFFILIATES’ RESPECTIVE REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SELLER, THE SELLER ENTITIES, THE REXAM ENTITIES, THE PURCHASED ENTITIES, THEIR RESPECTIVE AFFILIATES OR THE BUSINESS, THE PURCHASED ASSETS OR THE ASSUMED LIABILITIES.  ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.  EXCEPT

TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE II, THE SELLER ENTITIES AND THE REXAM ENTITIES ARE SELLING, ASSIGNING AND TRANSFERRING THE PURCHASED ASSETS AND THE ASSUMED LIABILITIES TO PURCHASER ON AN “AS IS” BASIS.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure letter delivered by Purchaser to Seller immediately prior to the execution and delivery of this Agreement, Purchaser represents and warrants to Seller as follows:

3.1                               Organization and Authority of Purchaser and Purchaser’s Affiliates. Purchaser is duly organized, validly existing and in good standing (or its local equivalent) under the Laws of the jurisdiction of its formation. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the Transaction. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the Transaction, have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and assuming due authorization, execution and delivery by Seller and Rexam, this Agreement is a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other similar Law relating to creditors’ rights generally and general principles of equity.  The execution and delivery of the Ancillary Agreements by Affiliates of Purchaser, and the performance by such Affiliates of their obligations thereunder will be duly authorized by all requisite corporate action on the part of such Affiliates. The Ancillary Agreements will be duly executed and delivered by the applicable Affiliates of Purchaser, and assuming due authorization, execution and delivery by the other parties thereto will be valid and binding obligations of such Affiliates, enforceable against them in accordance with their terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other similar Law relating to creditors’ rights generally and general principles of equity.

3.2                               No Conflicts.  Assuming that all Consents have been obtained and except as may result from any facts or circumstances relating to Seller, Rexam, the Seller Entities, the Rexam Entities or the Purchased Entities, the execution and delivery of this Agreement by Purchaser does not, the execution, delivery and performance of the Ancillary Agreements by the applicable Affiliates of Purchaser will not, and the consummation of the Transaction by Purchaser will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of Purchaser or such Affiliates, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or such Affiliates or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights to, or result in termination, cancellation, or acceleration of any obligation under, or result in the creation of an Encumbrance under, any Contract to which Purchaser or such Affiliates are a party, except, in the case of the foregoing clauses (b) and (c), for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by Purchaser of its obligations under this Agreement or the performance by such Affiliates of their obligations under the applicable Ancillary Agreements.

3.3                               Governmental Consents and Approvals.  Except for filings with the EC, CADE and the FTC contemplated by the Clearances in connection with the Rexam Transaction and a filing with the EC in connection with the Transaction, no Consent of, action by, filing with or notification to any Governmental Authority is required for the consummation by Purchaser of the Transaction, except where the failure to obtain such Consent or action or to make such filing or notification would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance by Purchaser of its obligations under this Agreement.

3.4                               Litigation.  As of the date of this Agreement, no Action by or against Purchaser is pending or, to the Knowledge of Purchaser, threatened in writing, challenging the legality, validity or enforceability of this Agreement or the consummation of the Transaction, in each case that, if upheld, would reasonably be expected to prevent or materially delay the consummation of the Transaction by Purchaser.  As of the date of this Agreement, Purchaser is not subject to any Governmental Order (nor, to the Knowledge of Purchaser, is there any such Governmental Order threatened in writing to be imposed by any Governmental Authority) which could, individually or in the aggregate, be or reasonably be expected to be, materially adverse to the ability of Purchaser to perform its obligations under this Agreement or consummate the Transaction.

3.5                               Acquisition of Equity for Investment.  Purchaser (or one or more of its Affiliates) will acquire the Interests and Purchased Affiliate Interests for investment purposes and not with a view toward or for offer or sale in connection with any distribution thereof, or with any present intention of offering, distributing or selling any of the Interests or Purchased Affiliate Interests.  Purchaser acknowledges that the Interests and Purchased Affiliate Interests have not been registered under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or any state securities Laws, and agrees that the Interests and Purchased Affiliate Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available, or in a transaction not subject to registration, under the Securities Act and without compliance with foreign securities Laws, in each case, to the extent applicable.  Purchaser (or its applicable Affiliate) is an “accredited investor” within the meaning of Rule 501 under the Securities Act, and any Interests or Purchased Affiliate Interests that Purchaser or its Affiliates receive hereunder will be received only on its own behalf and not for the account or benefit of any other person or entity.  Each of Purchaser and its applicable Affiliates is able to bear the economic risk of holding the Interests and Purchased Affiliate Interests for an indefinite period (including total loss of its investment).

3.6                               Acquisition of Rexam Securities. Neither Purchaser nor any Person Acting in Concert with Purchaser has acquired any Interest in Securities of Rexam in the twelve (12) months prior to the date of this Agreement.

3.7                               Brokers.  Purchaser shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Purchaser.

3.8                               Financing.  Purchaser has, as of the date of this Agreement, committed financing (the “Financing”) pursuant to an executed commitment letter (the “Commitment Letter”) to which an agreed version of an interim loan agreement is attached, and an executed fee letter, in each case dated on or prior to the date of this Agreement, among one or more substantially wholly owned Affiliates controlled by Purchaser (the “Purchaser Financing Parties”) and the Financing Sources, copies of which have been provided to Seller (with the fee letter redacted in a customary manner solely with respect to fee amounts and economic terms (and none of the redacted provisions would allow the Financing Sources to reduce the amount of funding to be provided under the Financing Documents or the conditions on which such funding is available)) (the “Financing Documents”), the proceeds of which shall be on-lent or otherwise transferred by the Purchaser Financing Parties to Purchaser or each substantially wholly owned Affiliate controlled by Purchaser that will purchase Purchased Assets at or prior to Closing in accordance with the terms of this Agreement (the “Purchasing Entities”), in each case pursuant to Section 4.18(b)(B) and the terms of one or more intercompany financing agreements. All conditions precedent to the funding (the “Financing Conditions Precedent”) are set forth in the Financing Documents, and at Closing Purchaser or the applicable Purchasing Entities will (subject to satisfaction of the Financing Conditions Precedent) have the necessary cash resources to pay the Closing Purchase Price and meet all of Purchaser’s financial obligations under this Agreement and the Ancillary Agreements.  As of the date of this Agreement, (i) there are no conditions precedent related to the funding of the full amount of the Financing, and (ii) there are no, and there are not contemplated to be any, agreements, side letters or arrangements relating to (a) the conditions precedent to the funding of the full amount of the Financing or (b) any reduction of the amount of the Financing, in each case other than as expressly set forth in the Financing Documents.  None of the Financing Documents have been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained therein have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date of this Agreement, each of the Financing Documents is in full force and effect and constitutes the legal, valid and binding obligations of the Purchaser Financing Parties (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), and to the Knowledge of Purchaser, each of the other parties thereto, and enforceable against the Purchaser Financing Parties, and, to the Knowledge of Purchaser, each of the other parties thereto, in accordance with its terms. As of the date of this Agreement, no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or prevent any of the Financing Conditions Precedent from being satisfied, in each case on the part of the Purchaser Financing Parties, or, to the Knowledge of Purchaser, any other parties thereto, under the Financing Documents. As of the date of this Agreement, Purchaser does not have any reason to believe that (x) any of the Financing Conditions Precedent will not be satisfied, or (y) the Financing will not be available to any of Purchaser, the Purchaser Financing Parties and the Purchasing Entities at Closing. Purchaser has fully paid, or caused to be fully paid, all commitment fees and other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Financing. Except as permitted by Section 4.18, Purchaser shall not agree, nor shall it allow any of its Affiliates or Representatives to agree, to amend the terms of, or waive any term of or right under, any of the Financing Documents and shall not take any action or omit to take any action, and shall cause its Affiliates and Representatives not to take any action or omit to take any action, which would impair or restrict its ability to enforce its rights or the rights of the Purchaser Financing Parties thereunder in any manner.  Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges and agrees that the obtaining of the Financing is not a condition to Closing or the consummation of the Transaction, and that, irrespective and independently of the availability of the Financing, Purchaser shall be obligated to pay the Closing Purchase Price and meet all its financial obligations under this Agreement and the Ancillary Agreements, subject only to the satisfaction or waiver of the conditions set forth in Article VII.

3.9                               Investigation.  Purchaser acknowledges and agrees that it (a) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Purchased Assets, the Assumed Liabilities and the Business and (b) has been furnished with or given access to such information about the Purchased Assets, the Assumed Liabilities and the Business as it has requested.  Purchaser further acknowledges and agrees that (i) the only representations, warranties, covenants and agreements made by Seller or any of its Affiliates or Representatives are the representations, warranties, covenants and agreements made in this Agreement, (ii) except as set forth in Article II, none of Seller, Rexam or any of their respective Affiliates or its Representatives makes any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Seller, the Seller Entities, the Rexam Entities, the Purchased Entities, the Purchased Assets, the Assumed Liabilities, the Business, this Agreement or the Ancillary Agreements (or the transactions contemplated hereby or thereby), including representations, warranties, covenants and agreements relating to the financial condition, results of operations, assets or Liabilities of any of the foregoing entities and (iii) none of Seller, Rexam nor any of their respective Affiliates or Representatives makes any representation or warranty as to (A) the operation of the Business by Purchaser after the Closing in any manner or (B) the probable success or profitability of the Business (whether before or after the Closing).  Except for the representations and warranties contained in Article II, neither Purchaser nor any of its Affiliates have relied upon any other representations or warranties or any other information made or supplied by or on behalf of Seller, Rexam or any of their respective Affiliates or Representatives, and Purchaser acknowledges and agrees that none of Seller, Rexam, their respective Affiliates or Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to Purchaser, its Affiliates or their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to Purchaser by any Affiliate or Representative of Purchaser).  Except to the extent Purchaser has otherwise advised Seller in writing, as of the date of this Agreement and to the Knowledge of Purchaser, neither Purchaser nor any of its Affiliates or Representatives is aware of (x) any of the representations or warranties contained in Article II being untrue or incorrect or (y) any material errors in, or material omissions from, the Seller Disclosure Letter.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1                               Conduct of the Business.  From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 8.1), except as expressly required by applicable Law, as set forth on Section 4.1 of the Seller Disclosure Letter, as specifically contemplated by this Agreement, including as required to implement the Restructuring Steps Plan, as required by the Monitoring Trustee or other designated Competition/Investment Law authority or as otherwise waived or consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), with respect to the Business, Seller shall cause the Seller Entities and the Purchased Entities (as applicable) to, and shall use its reasonable best efforts to cause Rexam to cause the Rexam Entities to:

(a)                                 (i) carry on the portion of the Business controlled by them in all material respects in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to maintain and preserve the relationships and goodwill of the Business with its customers, suppliers and others having material business dealings with the Business;

(b)                                 not grant, create, assume or otherwise incur any Encumbrance (other than a Permitted Encumbrance on Purchased Assets that are not the Interests or the Purchased Affiliate Interests) on any of the Purchased Assets or any assets of any Purchased Entity, other than in the ordinary course of business and other than to the extent such assets will be Excluded Assets;

(c)                                  not sell, transfer or dispose of any material Purchased Assets or material assets of any Purchased Entity, other than the sale of Inventory in the ordinary course of business or in accordance with the Restructuring Steps Plan;

(d)                                 use commercially reasonable efforts to preserve intact the goodwill and the relationships of the Business with its customers, suppliers, distributors, landlords and others having material business dealings with the Business;

(e)                                  not amend the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of any of the Purchased Entities or take any action with respect to any such amendment or any recapitalization, reorganization, liquidation or dissolution of any of the Purchased Entities, file a petition in bankruptcy under any provisions of bankruptcy Law on behalf of any Purchased Entity, Seller Entity or Rexam Entity or consent to the filing of any bankruptcy petition against any Purchased Entity, Seller Entity or Rexam Entity;

(f)                                   not authorize, issue, sell, grant or otherwise dispose of any shares of capital stock of or any Option with respect to any of the Purchased Entities, or permit any Encumbrances to be imposed on any such shares;

(g)                                  (A) not enter into any new Contract that would be a Material Contract under the definition of Material Contract if entered into prior to the date of this Agreement (and that would be a Purchased Asset and Assumed Liability), other than the renewal of a Material Contract in accordance with its terms or in the ordinary course of business on terms that are not materially less favorable to the Business than the terms of the Material Contract being renewed; or (B) not accelerate, terminate, cancel, amend or otherwise modify any Material Contract in any material respect;

(h)                                 not incur, assume or guarantee any indebtedness for borrowed money other than (i) in an amount not exceeding $50 million in the aggregate or (ii) indebtedness that will be repaid prior to the Closing;

(i)                                     not enter into any hedging arrangement that would be a Purchased Asset or an Assumed Liability that will not be terminated prior to the Closing;

(j)                                    not incur any obligations, Liabilities or indebtedness in respect of capital expenditures to be incurred after Closing, other than as expressly set forth on Schedule 4.1(j) or in an amount not exceeding $5 million individually or $40 million in the aggregate;

(k)                                 not settle, pay, discharge or satisfy any material Action where such settlement, payment, discharge or satisfaction would impose (i) any Liabilities (other than Excluded Liabilities) on the Business or the Purchased Entities in excess of $2 million individually or $10 million in the aggregate or (ii) material restrictions or limitations upon the operation of the Business following the Closing;

(l)                                     (A) not abandon, fail to maintain or otherwise dispose of any of the Transferred Intellectual Property; and (B) not sell or otherwise dispose of any of the material Seller and Rexam Licensed IP (provided that, for purposes of this Section 4.1(l)(B), the time period limitation in the definition of Seller and Rexam Licensed IP that such Intellectual Property be the applicable Intellectual Property owned by Seller, Rexam or their respective Affiliates as of the Closing Date shall be replaced by such ownership as of the date of this Agreement, it being understood and agreed that, for clarity, all other requirements of such definition shall apply as provided in Section 4.10(a)), other than in the ordinary course of selling products and services;

(m)                             except in the ordinary course of business or as required under the terms of any Employee Benefit Plan, Collective Bargaining Agreement, National Collective Bargaining Agreement or applicable Law, not (i) enter into, adopt or materially amend any material compensation or benefit plan, policy, practice, arrangement or agreement for any Business Employee (other than the adoption of or amendment to a compensation or benefit plan, policy, practice, arrangement or agreement that is generally applicable to employees of the Purchased Entities, Seller Entities or Rexam Entities, as applicable), (ii) materially increase the compensation or benefits payable or to become payable to any Business Employee or (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Employee Benefit Plan, in each case, as it applies to Business Employees;

(n)                                 except as required by applicable Law, as set forth on Schedule 4.1(n), or as otherwise required in the EC Commitments or by the FTC, not transfer or permit to be transferred any Business Employee, or offer any Business Employee the opportunity to transfer, to another business unit of Seller, Rexam or any of their Affiliates or terminate the employment of any Business Employee other than for cause;

(o)                                 subject to the outcome of the consultations set out in Section 1.9, not enter into or materially amend any Collective Bargaining Agreement or National Collective Bargaining Agreement (or enter into any other material commitment with any Employee Representative Body) covering Business Employees;

(p)                                 to the extent there would be a material adverse Tax effect on Purchaser or any Purchased Entity in a Post-Closing Tax Period, not make, change or revoke any Tax elections, or change any material method of Tax accounting, file any amended Tax Return or any Tax Return inconsistent with past practices, file any claims for material Tax refunds, enter into any closing agreement or similar agreement with respect to Taxes; settle or compromise any Tax liability or surrender any right to claim a Tax refund, offset or other reduction in Tax liability or change or agree to any change of the value of any real, personal or intangible property for Tax assessment or other Tax purposes; and

(q)                                 not enter into an enforceable agreement to do any of the foregoing.

4.2                               Prior Notice to Invoke Certain Conditions.  On the Confirmation Date (no later than 7:00 a.m. London time), Purchaser will deliver a notice in writing to Seller if Purchaser considers any of the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(d) not to be satisfied at the Confirmation Date and intends to invoke such condition (in such case, providing reasonable details of the event which has occurred, or circumstance which has arisen, which it considers as being sufficiently material to permit Purchaser to invoke the relevant condition(s)).  Without prejudice to Purchaser’s and Seller’s rights set forth in Section 7.3, if any of the conditions set forth in Section 7.1(a), Section 7.1(b) or Section 7.1(d) are not invoked by provision of the notice pursuant to the previous sentence, such conditions shall at such time be deemed irrevocably waived and may not thereafter be invoked by Purchaser.  Seller shall inform Purchaser of the Unconditional Offer Date by written notice delivered to Purchaser at least five (5) Business Days prior to the Unconditional Offer Date.  Notwithstanding anything in this Section 4.2, if the Scheme is not approved at the Sanction Hearing or the date of the Sanction Hearing is delayed, rescheduled or otherwise adjourned to a later date, any deemed waiver of all or any of the conditions set forth in Section 7.1 by Purchaser pursuant to this Section 4.2 shall be automatically rescinded and shall be null and void, and the obligations of Purchaser and Seller set forth in this Section 4.2 shall remain applicable with respect to the date to which the Unconditional Date has been delayed, rescheduled or adjourned and the corresponding Confirmation Date.  Notwithstanding the foregoing, if the condition in Section 7.1(b) has not been satisfied in all respects on or before the Confirmation Date, this Section 4.2 (together with Section 8.1(g) as it relates to Section 7.1(b)) shall not apply to Section 7.1(b).

4.3                               Access to Information; Confidentiality.

(a)                                 From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 8.1), upon reasonable notice, Seller shall, shall cause its applicable subsidiaries and shall use its reasonable best efforts to cause Rexam and Rexam’s applicable subsidiaries to: (i) afford Purchaser and its authorized Representatives reasonable access to the Business Real Property and related Books and Records; and (ii) furnish to the authorized Representatives of Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as Purchaser may from time to time reasonably require in order to prepare for the Closing; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through the Person(s) set forth on Schedule 4.3 and shall be conducted at Purchaser’s expense, during normal business hours, under the supervision of Seller’s or Rexam’s, as applicable, or their Affiliates’ personnel and in such a manner as not to interfere with the normal operations of the Business; further provided, that neither Seller nor Rexam shall be required to disclose (or cause their respective Affiliates to disclose) any information to Purchaser if such disclosure would be reasonably likely to: (w) cause competitive harm to the Business if the Transaction is not consummated; (x) jeopardize any attorney-client or other legal privilege; or (y) contravene any applicable Laws (including any Competition/Investment Law and any applicable Law relating to data protection), fiduciary duties or Contracts; and provided, further, that notwithstanding anything to the contrary herein, access to the Business Real Property shall not include the right to collect or otherwise take samples at said properties, including samples of environmental media such as soils, surface waters, sediments or groundwater, or building materials.

(b)                                 The terms of the Confidentiality Agreement, dated as of July 14, 2015, between Purchaser and Seller (the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 4.3(b) shall terminate; provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement, Purchaser shall, and shall cause its Affiliates and their respective Representatives to, treat and hold as confidential, and not disclose to any Person, information related to the discussions and negotiations between the Parties regarding this Agreement and the Transaction and all confidential information relating to Seller and Rexam or their respective subsidiaries and Affiliates (other than confidential information relating to the Purchased Entities and the Purchased Assets).  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(c)                                  Nothing provided to Purchaser pursuant to Section 4.3(a) shall in any way amend or diminish Purchaser’s obligations under the Confidentiality Agreement.  Purchaser acknowledges and agrees that any information provided to Purchaser or its Affiliates or their respective Representatives pursuant to Section 4.3(a) or otherwise by or on behalf of Seller, Rexam or any Affiliate or Representative of any of them shall be subject to the terms and conditions of the Confidentiality Agreement.

(d)                                 From and after the Closing for a period of two (2) years, Seller agrees to, and shall cause the Seller Entities, Rexam and the Rexam Entities and use reasonable best efforts to cause their respective Representatives to, (i) treat and hold as confidential (and not (except as expressly permitted by this Agreement or any Ancillary Agreement) disclose or provide access to any Person (other than Seller’s Affiliates and Representatives) to) any confidential and proprietary information to the extent relating to the Business and relating to trade secrets, processes, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to the Purchased Entities, the Purchased Assets or the Business unless such information (A) is or becomes generally available to, or known by, the public through no disclosure in violation hereof of Seller or its Affiliates or any of its or their Representatives, (B) is required to be publicly disclosed by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization, or (C) becomes available to Seller or its Affiliates or their respective Representatives from and after the Closing, from a third party source that is not known by Seller to be under any obligations of confidentiality in respect of such information, (ii) in the event that Seller, Rexam, any Seller Entity, Rexam Entity or any of their respective Representative becomes legally compelled to disclose any such information, provide Purchaser (to the extent permitted by Law and reasonably practicable) with prompt written notice of such requirement so that Purchaser may seek, at Purchaser’s sole expense, a protective order or other remedy or waive compliance with this Section 4.3(d) and (iii) in the event that such protective order or other remedy is not obtained, or Purchaser waives compliance with this Section 4.3(d), furnish only that portion of such confidential information which is legally required to be provided.  In addition, the foregoing shall not prohibit Seller, its Affiliates or any of their respective Representatives from using the confidential information described in Section 4.3(d)(i) for the purpose of complying with the terms of this Agreement or any of the Ancillary Agreements or any Contract that has not been assigned or transferred pursuant to Section 1.13.  Furthermore, the provisions of this Section 4.3(d) will not prohibit any retention of copies of records or any disclosure in connection with the preparation and filing of financial statements or Tax Returns of Seller or its Affiliates or any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby.

4.4                               Non-Solicitation.

(a)                                 Seller agrees that following the Closing for the applicable periods and in the geographic locations set forth on Schedule 4.4(a), none of Seller or any of its Affiliates will, without the prior written consent of Purchaser, solicit to employ or hire (whether as an officer, employee or consultant or other independent contractor) any Transferred Business Employee with an annual base salary in excess of $100,000; provided, however, that the restrictions of this Section 4.4(a) shall not apply (i) to any general advertisement or any search firm engagement which, in any such case, is not directed or focused on any such Transferred Business Employee and any resultant hiring, (ii) the hiring of any such Transferred Business Employee who directly or indirectly contacts Seller or its Affiliates of her or his own accord or (iii) the solicitation or hiring of any such Transferred Business Employee whose employment by or term in office with Purchaser or its Affiliates is terminated prior to the date of the applicable solicitation.

(b)                                 Purchaser agrees that following the Closing for the applicable periods and in the geographic locations set forth on Schedule 4.4(b), none of Purchaser or any of its Affiliates will, without the prior written consent of Seller, solicit to employ or hire (whether as an officer, employee or consultant or other independent contractor) any employee of Seller or any of its Affiliates (i) to whom Purchaser or any of its Affiliates were introduced or with whom they otherwise had contact in connection with their evaluation of the Transaction or (ii) with an annual base salary in excess of $100,000 (other than any Transferred Business Employee); provided, however, that the restrictions of this Section 4.4(b) shall not apply (x) to any general advertisement or any search firm engagement which, in any such case, is not directed or focused on any such employee and any resultant hiring, (y) to the hiring of any such employee who directly or indirectly contacts Purchaser or its Affiliates of her or his own accord, or (z) to the solicitation or hiring of any such employee whose employment by or term in office with Seller or its Affiliates is terminated prior to the date of the applicable solicitation.

4.5                               Regulatory and Other Authorizations; Notices and Consents.

(a)                                 Each of Seller and Purchaser shall (and Seller shall use its reasonable best efforts to cause Rexam to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and assist and cooperate with each other in doing, all things necessary and advisable (subject to applicable Law) to cause the Closing conditions set forth in Article VII to be satisfied and to consummate and make effective the Transaction as soon as practicable in accordance with the terms hereof, including using reasonable best efforts to obtain promptly all required Consents of the EC, CADE and the FTC for the Transaction (including to have issued the EC’s approval decision pursuant to Section 19 of the EC Commitments and for the approval of Purchaser as the purchaser of the Purchased Assets); provided, however, that no Party shall be required to pay any fees or other payments to any such Governmental Authorities in order to obtain any such Consent (other than normal filing fees that are imposed by Law on Seller).  Seller and Purchaser shall not, and Seller shall use its reasonable best efforts to cause Rexam not to, knowingly enter into any acquisition or other agreement, make any announcement with respect to any transaction (except as required pursuant to applicable Law or the rules of any applicable stock exchange) or take any other action that could reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any Consents of any Governmental Authority with respect to the Transaction.  Seller and Purchaser each agree, to the extent required by applicable Law (including Competition/Investment Laws), to make, or to cause to be made any required filing with or notification to the EC, CADE and the FTC with respect to the Transaction and the approval of Purchaser as the purchaser of the Purchased Assets as promptly as practicable after the date of this Agreement and in any event within any time period imposed by applicable Competition/Investment Laws, and to supply promptly any additional information and documentary material that may be requested pursuant to Competition/Investment Laws (including, in the case of Purchaser, to promptly make available to the EC, CADE, the FTC and any other applicable Governmental Authority and the Monitoring Trustee information and appropriate personnel in response to any queries made by them that are raised in connection with the Clearances or the Consents, which may include information regarding this Agreement, Purchaser’s capabilities as the potential purchaser of the Business, or other matters).  If any objections are asserted with respect to the Transaction under any Competition/Investment Law or if any suit or proceeding is instituted or threatened by any Governmental Authority or any private party challenging the Transaction as violative of any Competition/Investment Law, each of Seller and Purchaser shall (and Seller shall use its reasonable best efforts to cause Rexam to) use its reasonable best efforts to promptly resolve such objections.  In furtherance of the foregoing, Purchaser shall, and shall cause its Affiliates to, take all action, including but not limited to agreeing to hold separate or to divest any of the Purchased Assets or businesses or properties or assets of Purchaser or any of its Affiliates and to terminate any existing relationships and contractual rights and obligations, as may be required by: (i) the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under any Competition/Investment Law; or (ii) any domestic or foreign court or other tribunal, in any Action brought by a private party or Governmental Authority challenging such transactions as violative of any Competition/Investment Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the Transaction.

(b)                                 Subject to the Confidentiality Agreement and applicable Law, each of Seller and Purchaser shall (and Seller shall use its reasonable best efforts to cause Rexam to) promptly disclose to the other Parties, and provide copies to the other Parties of, all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, relating to the matters that are the subject of this Agreement and the Transaction and permit the other Parties to review in advance any proposed correspondence, filings or communication by such Party to any Governmental Authority relating to the matters that are the subject of this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation, projections, business plans or prospects of the Purchased Entities, Purchased Assets or the Business and (ii) as necessary to otherwise comply with contractual arrangements or applicable Laws, provided that in the case of each of the foregoing clauses (i) and (ii), if a Party provides redacted materials to any other Party, it must also provide on an “outside counsel only” basis a copy of the same materials without any redactions applied to the legal advisors of that Party.  Neither Seller nor Purchaser shall (and Seller shall use its reasonable best efforts to cause Rexam not to) agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry related to the Transaction unless it first uses commercially reasonable efforts to consult with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting; provided, however, that Purchaser shall not have the obligation to consult with the other Parties with respect to, or give the other Parties the opportunity to attend (other than such Parties’ respective outside counsel), that portion of any meeting with any Governmental Authority during which Purchaser reasonably expects to discuss the valuation, projections, business plans or prospects of the Purchased Entities, Purchased Assets or the Business.  Subject to the Confidentiality Agreement, each of Seller and Purchaser shall (and Seller shall use its reasonable best efforts to cause Rexam to) coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking Consents under the applicable Competition/Investment Laws.

4.6                               Permits Transfer.  Seller and Purchaser shall, and Seller shall use its reasonable best efforts to cause Rexam to, coordinate and cooperate with each other in exchanging information and assistance in connection with making all filings or notifications necessary to transfer any Business Permits (and any applications therefor) and Environmental Permits that are part of the Purchased Assets to Purchaser, or in connection with any applications for new Permits relating to the Business.

4.7                               Affiliate Transactions.

(a)                                 Except with respect to the Mutual Transition Services Agreement or any Contracts entered into pursuant to Section 4.16 or as otherwise set forth on Schedule 4.7(a), immediately prior to the Closing, Seller shall, and shall cause its Affiliates to, terminate, effective as of the Closing Date, all Contracts between Seller, Rexam or any of their respective Affiliates (other than the Purchased Entities), on the one hand, and any Purchased Entity, on the other hand (collectively, “Intercompany Agreements”).

(b)                                 Except as set forth on Schedule 4.7(b), immediately prior to the Closing, all intercompany receivables, payables and loans between Seller, Rexam or any of their respective Affiliates (other than the Purchased Entities), on the one hand, and a Purchased Entity, on the other hand, shall be, at Seller’s election, settled, paid, capitalized, distributed or otherwise terminated, with the result that there shall not be intercompany receivables, payables and loans between Seller, Rexam or any of their respective Affiliates (other than the Purchased Entities), on the one hand, and a Purchased Entity, on the other hand, after Closing.

4.8                               Termination of Insurance Coverage.  Except as set forth on Schedule 4.8, Purchaser acknowledges that all insurance coverage for the Purchased Assets, the Assumed Liabilities and the Purchased Entities under policies of Seller, Rexam and their respective Affiliates (other than the Purchased Entities) shall terminate as of the Closing and, following the Closing, no claims may be brought against any such policy of Seller, Rexam and their respective Affiliates in respect of the Purchased Assets, the Assumed Liabilities and the Purchased Entities regardless of whether the events underlying such claim arose prior to or after the Closing.

4.9                               Use of Seller and Rexam Names and Marks.

(a)                                 Effective upon the Closing, Seller, on behalf of itself and its Affiliates, grants to Purchaser and its Affiliates (including the Purchased Entities), a limited, irrevocable, non-exclusive, non-transferable, non-sublicenseable, fully paid-up, royalty-free, world-wide right and license to use the Seller and Rexam Marks set forth on Schedule 4.9(c) and the SLEEK Marks set forth on Schedule 4.9(b), in each case solely for the specific uses, as and to the extent, and for the specific periods after Closing as set out in Section 4.9(b) and Section 4.9(c), and subject to the terms and conditions hereof.

(b)                                 Effective as of the Closing, (i) with respect to such printing plates of the Business owned by Purchaser and its Affiliates (including the Purchased Entities) as of the Closing Date which cause any of the Seller and Rexam Marks to be printed on beverage can products of the Business, Purchaser and its controlled Affiliates (including the Purchased Entities) shall have the right to continue using such printing plates in the ordinary course of conducting the Business until such printing plates are refurbished or replaced, (ii) with respect to the Inventory of the Business that bears any of the Seller and Rexam Marks existing in the possession or control of Purchaser and its controlled Affiliates (including the Purchased Entities) as of the Closing Date, Purchaser and its controlled Affiliates (including the Purchased Entities) shall have the right to exhaust such Inventory in the ordinary course of conducting the Business, (iii) with respect to the pallets owned by Purchaser and its Affiliates (including the Purchased Entities) that bear any of the Seller and Rexam Marks as of the Closing Date, and any top frames owned by Purchaser and its Affiliates (including the Purchased Entities) and used in connection with such pallets that bear any of the Seller and Rexam Marks as of the Closing Date, Purchaser and its controlled Affiliates (including the Purchased Entities) shall have the right to continue using such pallets and top frames in the ordinary course of conducting the Business solely until they are replaced in the ordinary course of conducting the Business, and (iv) with respect to the use of the SLEEK Trademark(s) that are (i) set forth on Schedule 4.9(b) and owned by Seller or Rexam or their applicable Affiliates and (ii) used as of the Closing Date to designate certain two-piece metal beverage cans of the Business in the Territory, which cans are further described on Schedule 4.9(b) (the “SLEEK Cans”), in each case in the form and manner as such Trademarks are so used as of the Closing Date (the “SLEEK Marks”), Purchaser and its controlled Affiliates (including the Purchased Entities) shall have the right to continue such use of such SLEEK Marks, solely in reasonably the same form and manner, and solely for the purpose of designating such SLEEK Cans of the Business in the Territory, in each case until such time as Purchaser and its Affiliates cease to manufacture SLEEK Cans.  Without limiting the foregoing, (i) in the event that Seller or Rexam notifies Purchaser that it is modifying the form, manner or use of any SLEEK Mark in connection with Seller’s or Rexam’s use on SLEEK Cans, Purchaser shall, and shall cause its controlled Affiliates (including the Purchased Entities) to use commercially reasonable efforts to adopt such modified form, manner or use as promptly as reasonably practicable following such notice, and (ii) Purchaser shall not and shall cause its Affiliates (including the Purchased Entities) to not (A) use any Trademarks other than the SLEEK Marks to designate cans having the characteristics described on Schedule 4.9(b), or (B) use any SLEEK Marks on any cans or other products other than the SLEEK Cans.

(c)                                  Except as provided in Section 4.9(a) and Section 4.9(b), effective as of the Closing, Purchaser shall, and shall cause its Affiliates (including the Purchased Entities) to, as soon as reasonably practicable, cease any and all uses of any Trademarks that constitute, include or are derived from any of the Trademarks of Seller or Rexam set forth on Schedule 4.9(c), or any other Trademarks confusingly similar to any of the foregoing (collectively, the “Seller and Rexam Marks”), including by (i) no later than three (3) months after the Closing Date, deleting all Seller and Rexam Marks from all vehicles, business cards, schedules, stationery, packaging materials, displays, promotional materials, forms, websites, email, computer software and systems and other materials, and deleting or stickering over the Seller and Rexam Marks in all manuals, used in connection with the Business, and (ii) no later than three (3) months after the Closing Date or after obtaining any necessary Consents required by any Governmental Authority with respect to such removal, whichever is later, removing all Seller and Rexam Marks from all signage of any of the Business Real Property.

(d)                                 Notwithstanding anything to the contrary herein, Purchaser and its Affiliates (including, following the Closing, the Purchased Entities) shall have no rights (other than as separately agreed by the Parties in writing) to use any Seller and Rexam Marks other than as expressly provided in this Section 4.9.  Any use by Purchaser or any of its controlled Affiliates (including, following the Closing, the Purchased Entities) of any of the Seller and Rexam Marks as permitted in this Section 4.9 is subject to their use of such Seller and Rexam Marks in a form and manner, and with standards of quality, consistent with any written usage requirements in effect for the Seller and Rexam Marks as of the Closing Date of which Purchaser is made aware.  Purchaser and its Affiliates (including, following the Closing, the Purchased Entities) shall not use the Seller and Rexam Marks in a manner that would reasonably be expected to reflect negatively on such name and marks or on Seller or Rexam or any of their Affiliates.  Purchaser and its Affiliates (including, following the Closing, the Purchased Entities) shall, in accordance with the procedures set forth in Section 9.3, and subject to the terms of Section 9.2(c), indemnify and hold harmless Seller and Rexam and any of their Affiliates for any Losses arising from any Third Party Claims relating to the use of any of the Seller and Rexam Marks pursuant to this Section 4.9 or any violation hereof.  All use of the Seller and Rexam Marks under this Section 4.9 shall inure to the benefit of Seller and Rexam and their Affiliates.

(e)                                  Purchaser shall promptly, and in any event within sixty (60) days after the Closing Date, file with the applicable Governmental Authority to amend the certificate of incorporation, approval certificate, business license or other relevant corporate documentation of the Purchased Entities to delete any Seller and Rexam Marks and any other references to Seller or Rexam in the names of the Purchased Entities (if applicable).

(f)                                   Purchaser acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 4.9 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available (in accordance with Section 11.9), Seller shall be entitled to a temporary or permanent injunction, without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any Action which may be brought to enforce any of the provisions of this Section 4.9.

(g)                                  WITHOUT LIMITING, FOR CLARITY, THE APPLICABLE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE II (AND, FOR CLARITY. SUBJECT TO THE EFFECTIVENESS, SURVIVAL AND OTHER TERMS AND CONDITIONS OF THIS AGREEMENT WITH RESPECT THERETO), (i) NONE OF SELLER, REXAM, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR AND THEIR AFFILIATES’ RESPECTIVE REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE SELLER AND REXAM MARKS OR SLEEK MARKS, AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED, AND (ii) SELLER, REXAM AND THEIR AFFILIATES, AS APPLICABLE, ARE LICENSING SELLER AND REXAM MARKS AND SLEEK MARKS TO PURCHASER UNDER THIS SECTION 4.9 ON AN “AS IS” BASIS.

4.10                        License to Retained Intellectual Property.

(a)                                 Effective as of the Closing, Seller and Rexam hereby grants, on behalf of themselves and their respective Affiliates, to Purchaser and its Affiliates (including, following the Closing, the Purchased Entities) a perpetual, irrevocable, non-exclusive, fully paid-up royalty-free license under all Intellectual Property (other than any (x) Trademarks (without limiting Section 4.9) or (y) Excluded Pipeline Project IP) that is owned by Seller, Rexam or their respective Affiliates as of the Closing Date and either (i) in use, or held for use, at any of the Facilities for the manufacture or sale of two-piece metal beverage cans and ends by the Business in the Territory or (ii) being developed at the Leased Business Real Property set forth on Schedule 4.10(a)(ii) or any of the Facilities, in each case, for the manufacture or sale of two-piece metal beverage cans and ends by the Business in the Territory ((i) and (ii) collectively, the

“Seller and Rexam Licensed IP”), in each case solely for use in the development, manufacture, marketing, distribution or sale of two-piece metal beverage cans and ends by the Business in the Territory (including any future can plants in the Territory owned or operated by Purchaser).

(b)                                 The license granted under Section 4.10(a) shall not be sublicenseable except with the prior written consent of Seller, provided that such license shall be sublicenseable without consent solely to Purchaser’s Affiliates, and to Purchaser’s or any of its Affiliates’ customers (but solely as end users of products) or service providers, in each case in connection with the development, manufacture, marketing, distribution or sale of two-piece metal beverage cans and ends of the Business (but not for the use or benefit of any third party other than Purchaser or any of its wholly owned Affiliates).  The license granted under Section 4.10(a) shall be personal, non-assignable and non-transferable, in whole or in part, except to an Affiliate of Purchaser, or in connection with any merger, change of control or sale or transfer of all or substantially all of the equity, assets or business of Purchaser (or such Affiliate assignee of Purchaser), provided that in each case no such assignment or other transfer shall be made except in connection with transfer of the relevant Facility, including the Transferred Fixtures, Equipment and Tangible Personal Property therein, as a going concern.  As used in this Section 4.10, “Territory” means worldwide.

(c)                                  Purchaser’s license includes the right to modify or improve the Seller and Rexam Licensed IP solely in the development, manufacture, marketing, distribution or sale of two-piece metal beverage cans and ends by the Business in the Territory.  All confidential Seller and Rexam Licensed IP shall be deemed to be confidential information of Seller or Rexam (as applicable) and subject to Section 4.3 and the Confidentiality Agreement.

(d)                                 Purchaser and its Affiliates (including, following the Closing, the Purchased Entities) shall, in accordance with the procedures set forth in Section 9.3, and subject to the terms of Section 9.2(c), indemnify and hold harmless the Seller Indemnitees for any Losses arising from any Third Party Claim relating to the use of any of the Seller and Rexam Licensed IP pursuant to this Section 4.10 or any violation hereof.  All use of any Intellectual Property pursuant to this Section 4.10 shall inure to the benefit of Seller and Rexam and their Affiliates.

(e)                                  Purchaser acknowledges and agrees that the remedy at Law for any breach of the requirements of this Section 4.10 would be inadequate, and agrees and consents that without intending to limit any additional remedies that may be available (in accordance with Section 11.9 and Section 11.10), Seller shall be entitled to a temporary or permanent injunction, without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any Action which may be brought to enforce any of the provisions of this Section 4.10.

(f)                                   WITHOUT LIMITING, FOR CLARITY, THE APPLICABLE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE II (AND, FOR CLARITY. SUBJECT TO THE EFFECTIVENESS, SURVIVAL AND OTHER TERMS AND CONDITIONS OF THIS AGREEMENT WITH RESPECT THERETO), (i) NONE OF SELLER, REXAM, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR AND THEIR AFFILIATES’ RESPECTIVE REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER

REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF ANY OF THE SELLER AND REXAM LICENSED IP AND ANY SUCH REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED AND (ii)  SELLER, REXAM AND THEIR AFFILIATES, AS APPLICABLE, ARE LICENSING SELLER AND REXAM LICENSED IP TO PURCHASER UNDER THIS SECTION 4.10 ON AN “AS IS” BASIS.

(g)                                  For purposes of this Section 4.10, any references to Affiliates of Purchaser shall only apply for so long as they remain Affiliates of Purchaser, it being understood and agreed that, except as expressly permitted under the second sentence of Section 4.10(b), any license or sublicense to an Affiliate of Purchaser under this Section 4.10 shall terminate automatically upon such Affiliate ceasing to be an Affiliate of Purchaser.

4.11                        Credit and Performance Support Obligations.

(a)                                 Purchaser agrees to use all commercially reasonable efforts to cause Seller, Rexam and their respective Affiliates (other than the Purchased Entities) to be absolutely and unconditionally relieved on or prior to the Closing of all Liabilities arising out of the letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding in connection with the Business that are Assumed Liabilities (together the “Seller Guarantees”), and Purchaser shall, in accordance with the procedures set forth in Article IX, indemnify Seller, Rexam and their respective Affiliates (other than the Purchased Entities) against any Losses arising with respect to such Liabilities.  Purchaser agrees to continue to use all commercially reasonable efforts after the Closing to relieve Seller and its Affiliates (other than the Purchased Entities) of all such Seller Guarantees.

(b)                                 Seller agrees to use all commercially reasonable efforts to cause Purchaser and its Affiliates (including the Purchased Entities) to be absolutely and unconditionally relieved on or prior to the Closing of all Liabilities arising out of the letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding that are Excluded Liabilities (together the “Purchased Entity Guarantees”), and Seller shall, in accordance with the procedures set forth in Article IX, indemnify Purchaser and its Affiliates (including the Purchased Entities) against any Losses arising with respect to such Liabilities.  Seller agrees to continue to use all commercially reasonable efforts after the Closing to relieve Purchaser and its Affiliates (including the Purchased Entities) of all such Purchased Entity Guarantees.

4.12                        Mutual Transition Services Agreement. At the Closing, Purchaser, the applicable Purchased Entities and the applicable Seller Entities shall enter into a mutual transition services agreement substantially in the form of Exhibit E (the “Mutual Transition Services Agreement”).

4.13                        Contact with Customers and Suppliers.  From the date of this Agreement until the Closing Date, Purchaser and its Affiliates and their respective Representatives shall contact or communicate with the customers, suppliers, distributors and licensors of the Business in connection with the Transaction only with the prior written consent of Seller and from the date of this Agreement until the closing of the Rexam Transaction, of Rexam (with respect to customers, suppliers, distributors and licensors of the portion of the Business held by Rexam).  Nothing in this Section 4.13 shall prohibit Purchaser from contacting the customers, suppliers and licensors of the Business in the ordinary course of Purchaser’s businesses for the purpose of selling products of Purchaser’s businesses or for any other purpose unrelated to the Business and the Transaction; provided, however, that Purchaser does not discuss this Agreement or the Transaction in doing so.

4.14                        Distribution of Cash Balances.  Prior to the Closing, Seller shall be permitted to cause the Purchased Entities to distribute any and all cash balances held by such Purchased Entities to one or more Affiliates of Seller, as applicable, as directed by Seller.  To the extent any such cash is not so distributed by the Closing, the cash shall remain held by such Purchased Entities upon sale to Purchaser; provided, that in no event shall an amount of cash and Cash Equivalents in excess of $20 million be included in Net Debt or Purchased Working Capital and taken into account pursuant to Section 1.6 in the calculation of the Purchase Price; provided further that Seller shall use its reasonable efforts to minimize the level of cash and Cash Equivalents held by the Purchased Entities on the Closing Date.

4.15                        Weissenthurm Conversion.  At Purchaser’s option, which shall be exercised, if at all, by Purchaser upon Seller’s receipt of Purchaser’s written notice of such exercise within two (2) years after the Closing Date, Seller shall reimburse all reasonable, documented and actually incurred costs of Purchaser (only to the extent incurred through the earlier of (a) five (5) years following the Closing Date or (b) the completion of the conversion described below) in converting the production lines operating at the Facility located in Weissenthurm, Germany from steel production to aluminum production, up to a maximum aggregate reimbursement by Seller of €60 million.  Any payments made by Seller in respect of such conversion shall be due within ninety (90) days of Seller’s receipt of documentation for such reasonable, actually incurred costs of Purchaser, which documentation shall (at Seller’s sole option) be subject to reasonable audit by Seller.

4.16                        Restructuring.  To facilitate the Transaction, from the date of this Agreement until the Closing Date, Seller shall, and shall use its reasonable best efforts to cause Rexam to, use its reasonable best efforts to effectuate the restructuring substantially as outlined in the steps plan set forth in Schedule 4.16 (such steps plan, the “Restructuring Steps Plan” and the steps outlined therein, the “Restructuring”) prior to the Closing, except with respect to actions expressly contemplated or permitted by the Restructuring Steps Plan to take place after the First Closing, with such changes to the Restructuring Steps Plan as may be requested by any Governmental Authority or the Monitoring Trustee.  Seller shall keep Purchaser reasonably informed with respect to the status of the Restructuring and shall make changes to the Restructuring Steps Plan only after prior, good faith consultation with Purchaser (or its counsel) and after considering in good faith Purchaser’s views and comments that are provided in a timely manner.  If Purchaser does not consent in writing (such consent not to be unreasonably withheld, conditioned or delayed) to any such changes to the Restructuring Steps Plan, then Seller shall indemnify and hold Purchaser and its Affiliates (including the Purchased Entities after Closing) harmless from any Loss and any incremental Taxes for a Post-Closing Tax Period suffered or incurred by any of them as a result of or arising out of or relating to any such change unless such change was required by the Monitoring Trustee. Seller and Purchaser agree that they will, in the twenty (20) day period following the date of this Agreement, discuss in good faith the optimal structure (from the viewpoint of each of them) for the restructuring and transfer to Purchaser of the Purchased Assets located in Brazil, and any resulting amendments to this Agreement and the

Restructuring Steps Plan resulting from any change to the structure from that reflected in this Agreement and the Restructuring Steps Plan on the date hereof.

4.17                        Further Assurances; Post-Closing Cooperation.

(a)                                 Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and to cause the Transaction to occur.

(b)                                 Purchaser and Seller agree that Seller may maintain copies of any Books and Records or other books and records that are included in the Purchased Assets and that are delivered to Purchaser hereunder.  Purchaser agrees to retain and maintain such Books and Records or other books and records related to the Purchased Assets for a period of at least seven (7) years after Closing or such longer minimum period as is required by applicable Law (plus, in each case, any additional time during which Purchaser has been advised by Seller that (i) there is an ongoing Tax audit with respect to periods prior to the Closing or (ii) any such period is otherwise open to assessment).  During any such period, Purchaser agrees to give Seller and its Affiliates and their respective Representatives reasonable cooperation, access (including copies) and staff assistance, as needed, during normal business hours and upon reasonable notice, with respect to the Books and Records or any other books and records delivered to Purchaser hereunder as may be necessary for general business purposes, including the defense of litigation, the preparation of Tax Returns and financial statements and the management and handling of Tax audits.

(c)                                  If, following the Closing, any right, property or asset not forming part of the Purchased Assets is found to have been transferred to Purchaser in error, either directly or indirectly (including as a result of the Restructuring), Purchaser shall transfer, or shall cause its Affiliates (including the Purchased Entities) to transfer, at no cost to Seller or its Affiliates, such right, property or asset (and any related Liability) as soon as reasonably practicable to the Affiliate of Seller indicated by Seller.  If, following the Closing, any right, property or asset forming part of the Purchased Assets is found to have been retained by any Seller Entity or Rexam Entity in error, either directly or indirectly (including as a result of the Restructuring), Seller shall transfer, or shall cause the other Seller Entities to transfer, at no cost to Purchaser, such right, property or asset (and any related Liability) as soon as reasonably practicable to Purchaser or an Affiliate of Purchaser (including a Purchased Entity) indicated by Purchaser.

4.18                        Financing.

(a)                                 Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges and agrees that the obtaining of the Financing is not a condition to Closing or the consummation of the Transaction, and that, irrespective and independently of the availability of the Financing, Purchaser shall be obligated to pay the Closing Purchase Price and meet all its financial obligations under this Agreement and the Ancillary Agreements, subject only to the satisfaction or waiver of the conditions set forth in Article VII.

(b)                                 From the date of this Agreement until the Closing Date, Purchaser shall use its reasonable best efforts to, and shall cause its Affiliates to use their reasonable best efforts to, take or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) consummate and obtain the Financing on the terms and conditions described in the Financing Documents, (ii) maintain in effect and comply, and if applicable cause its Affiliates to comply, with their respective obligations under the Financing Documents, (iii) enforce its rights, or cause its Affiliates to enforce their rights, under the Financing Documents and cause the Financing Sources to fund the Financing at or prior to Closing in accordance with their terms and conditions and (iv) no later than the Confirmation Date, satisfy or obtain the waiver of the Financing Conditions Precedent (other than the occurrence of the Unconditional Date and Closing and satisfaction of the Relevant Certain Funds Conditions Precedent) (it being understood that nothing in this Agreement shall prevent Purchaser or any Purchaser Financing Party from seeking to obtain alternative financing for the Transaction on better market, credit, economic or legal terms than those terms described in the Financing Documents; provided, that no such alternative financing shall release Purchaser or any Purchaser Financing Party from consummating the Financing unless and until such alternative financing is funded on the Closing Date or funded into escrow in accordance with the escrow requirements set forth in clause (1) below).  Purchaser shall not and shall not permit any of its Affiliates to amend, restate, modify, terminate, replace, or assign all or a portion of any Financing facilities (or commitments thereof) described in, or agree to any waiver of any provisions under, any Financing Document, in each case without the prior written consent of Seller, if such amendment, restatement, modification, termination, replacement, assignment or waiver (1) reduces the aggregate amount of the Financing (including by increasing the amount of fees to be paid) to an amount that is insufficient to consummate the Transaction (taking into account the available cash resources of Purchaser and its Affiliates to the extent funded at the time of such reduction into an escrow account in the name of the applicable Purchaser Financing Party with a reputable financial institution (presently expected to be an affiliate of the Financing Sources) reasonably satisfactory to Seller (it being understood that Citibank, N.A., London Branch is reasonably satisfactory to Seller), that acts as escrow agent in international financial or capital markets in the ordinary course of its business, subject to the terms of an escrow agreement customary for acquisition financings of a similar nature that is reasonably satisfactory to Seller and consistent with the terms of the Financing Documents, solely for the purpose of funding the Transaction at Closing and with conditions for the release of the amounts therein no more onerous than the conditions applicable to the relevant facility under the Financing Documents), including the payment of all fees, premiums and expenses associated therewith, (2) imposes new or additional conditions or any contingencies or otherwise expands upon, amends or otherwise modifies any of the conditions to the receipt of any portion of the Financing (including any amendment or modification of the Financing Conditions Precedent or the Relevant Certain Funds Conditions Precedent), (3) would or might reasonably be expected to prevent, impede or delay (x) the occurrence of Closing or (y) the satisfaction or waiver of the Financing Conditions Precedent (other than the occurrence of the Unconditional Date and Closing), (4) adversely impacts the ability of Purchaser or the Purchaser Financing Parties to enforce their rights against any other party to any Financing Document or (5) adversely impacts the ability of Purchaser, any Purchaser Financing Parties or any Purchasing Entity to consummate the Transaction; provided, however, that no such consent from Seller shall be required for any amendment, restatement, modification, termination, replacement, assignment or waiver of any Financing Document that

(x) is limited to adding or replacing lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed such document as of the date of this Agreement, (y) increases the commitments or the amount of indebtedness thereunder or (z) is de minimis or technical in nature and does not otherwise adversely affect the certainty of, the conditions for utilization of, or amount of, the Financing in any respect.  For purposes of this Agreement, all references to Financing shall be deemed to include the financing contemplated by the Financing Documents, in each case as amended, restated, modified, terminated, replaced, assigned or waived in accordance with this Section 4.18(b), and all references to the Financing Documents shall be deemed to include such documents as may be amended, restated, modified, terminated, replaced, assigned or waived in accordance with this Section 4.18(b).

Notwithstanding anything in this Agreement or any Financing Document to the contrary: to the extent that sufficient funds to consummate the Transaction have not been funded into escrow in accordance with the escrow requirements set forth in clause (1) above and the definitive documentation in respect of the Financing that is in accordance with the requirements therefor as set out in this Agreement has not become effective prior to the date that is the later of (x) May 15, 2016 and (y) the date that is three (3) Business Days prior to the Confirmation Date, then no later than such date Purchaser shall cause the Purchaser Financing Parties to deliver written notice to the Financing Sources requiring them to execute and deliver (and the Purchaser Financing Parties shall execute and deliver), prior to the Confirmation Date, a fully effective interim facilities agreement in the form attached to the Financing Documents on the date of this Agreement, subject only to amendments permitted pursuant to this Section 4.18(b); provided, that the Financing Sources and the Purchaser Financing Parties shall not be required to execute such interim facilities agreement if definitive documentation in respect of the Financing that is in accordance with the requirements therefor as set out in this Agreement has become effective, or sufficient funds to consummate the Transaction have funded into escrow in accordance with the escrow requirements set forth in clause (1) above, prior to the Confirmation Date; provided, further, that if definitive documentation in respect of the Financing has become effective and for any reason is terminated or withdrawn by the Financing Sources, and sufficient funds to consummate the Transaction have not funded into escrow in accordance with the escrow requirements set forth in clause (1) above, then Purchaser shall cause the Purchaser Financing Parties to promptly deliver written notice to the Financing Sources requiring them to execute and deliver (and the Purchaser Financing Parties shall execute and deliver) a fully effective interim facilities agreement in the form attached to the Financing Documents on the date of this Agreement, subject only to amendments permitted pursuant to this Section 4.18(b). The proceeds of the Financing and all amounts deposited into escrow in accordance with the escrow requirements set forth in clause (1) above shall be fully available to Purchaser or the applicable Purchasing Entities at Closing for purposes of paying the full amount of the Closing Purchase Price.

(c)                                  From the date of this Agreement until the Closing Date, Purchaser shall, or shall cause the applicable Purchaser Financing Parties to, give Seller prompt written notice of (i) any material breach or default by any party to any Financing Documents or of any termination or waiver, amendment or other modification of any Financing Document that, in the case of waivers, amendments or modifications, would require the prior consent of Seller pursuant to the provisions of the immediately preceding paragraph, and any notification from one or more Financing Sources of the failure or inability to satisfy one or more Financing Conditions

Precedent, (ii) any withdrawal, repudiation or termination in writing of any Financing Document by any Financing Source, and (iii) any material dispute or disagreement between or among any parties to the Financing Documents. From the date of this Agreement until the Closing Date, in the event that Purchaser or any Purchaser Financing Party commences an enforcement action to enforce its rights under any Financing Document or to cause any Financing Source to fund all or any portion of the Financing, Purchaser shall, or shall cause the applicable Purchaser Financing Parties to, keep Seller reasonably informed of the status of such enforcement action.

(d)                                 From the date of this Agreement until the Closing Date, Seller shall, and shall cause the Seller Entities to, and, subject to Section 4.20 shall use its reasonable best efforts to cause Rexam and the Rexam Entities to, use reasonable efforts to provide, such assistance and cooperation as Purchaser may reasonably request and that is necessary or customary in connection with the arrangement of the Financing (it being acknowledged and agreed by each Party that neither Rexam nor the Rexam Entities undertakes or will be required to undertake any direct duty to provide any such assistance). Subject to Section 4.20 and the parenthetical in the immediately preceding sentence, such assistance shall include Seller using reasonable efforts to, and to using its reasonable best efforts to cause Rexam and the Rexam Entities to use reasonable efforts to:

(i)                                     provide and use its reasonable efforts to cause Seller’s, Rexam’s, the Seller Entities’ and the Rexam Entities’ respective advisors and auditors to provide the Purchaser Financing Parties and the Financing Sources with customary supplemental financial, statistical and non-financial due diligence information which the Purchaser Financing Parties may reasonably require to complete such Financing and such other information as is reasonably necessary in connection with the Financing and which can be provided without unreasonable effort or expense of Seller, Rexam, or any of their respective Affiliates or Representatives; provided that any such information of a financial nature shall be limited to the Available Financial Information or, solely in connection with customary auditor comfort letters provided pursuant to clause (iii) below, limited to, derived from or based on, the Available Financial Information;

(ii)                                  provide reasonable assistance in the preparation of customary information memorandums, offering memorandums, prospectuses and supplements (the “Financing Marketing Materials”) thereto and related marketing materials and ancillary documents, in each case to be used in connection with the Financing, and providing, to the extent such information is reasonably available to such Person, customary information in respect of the Purchased Assets for inclusion in any such marketing material (in the case of any marketing materials to be used in connection with the issuance of securities, having regard to the requirements of applicable securities laws and market practice in the context of a Rule 144A/Regulation S offering of securities); provided that to the extent that any financial information is provided by or addressed by Seller, Rexam, or any of their respective Affiliates or Representatives in connection with any of the foregoing, such information shall be limited to the Available Financial Information;

(iii)                               deliver and provide reasonable assistance in the preparation of the Available Financial Information and using reasonable efforts to cause the applicable auditors to deliver customary audit reports (limited solely to audit reports in respect of the Audited Financial Statements), review reports and customary SAS 72 comfort letters and other customary cooperation by the auditors in connection with the preparation of the Financing Marketing Materials with respect to such Available Financial Information and any customary SAS 72 or equivalent negative assurance in connection with the preparation of the Financing Marketing Materials as Purchaser may reasonably request;

(iv)                              make, cause the Seller Entities to make, and use reasonable efforts to cause the Rexam Entities to make, their respective officers and advisors available from time to time following reasonable notice to attend, prepare written materials for, and make a reasonable number of presentations regarding the business of the Business, as appropriate at due diligence meetings (including in respect of any bring-down due diligence), roadshows and before analysts and rating agencies (and Seller consents and shall cause its Affiliates to, and shall use its reasonable best efforts to cause Rexam and the Rexam Entities to, consent to Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc. providing issuer and/or debt ratings to the Purchaser Financing Parties for the Financing); provided that to the extent that any financial information is provided by or addressed by Seller, Rexam, or any of their respective Affiliates or Representatives in connection with the foregoing, such information shall be limited to the Available Financial Information;

(v)                                 cause the Purchased Entities to execute and deliver, customary definitive documentation in respect of the Financing to the extent required pursuant to the terms of the Financing Documents as in effect on the date of this Agreement or as amended to the extent permitted pursuant to the terms hereof, including customary closing certificates (other than solvency certificates) reasonably required by such Financing Documents and reasonably requested by Purchaser;

(vi)                              comply, and cause their applicable Affiliates to comply, with customary publicity guidelines for a Rule 144/Regulation S offering of debt securities with respect to the Financing, including (unless required by the UK Takeover Panel, the City Code, Law or the rules and regulations of an applicable securities exchange on which its shares are listed, in which case Purchaser shall be informed sufficiently in advance) refraining from public comment regarding any such Financing without the prior written consent of Purchaser (such consent not to be unreasonably conditioned, delayed or withheld).

Notwithstanding anything to the contrary contained in this Agreement, Purchaser expressly agrees that:

(A) no new information which could be material to the Rexam shareholders shall be released by or on behalf of Purchaser or any Purchaser Financing Party (i) less than fourteen (14) days prior to the date of the meeting of the Rexam shareholders (as adjourned, if applicable) convened to approve the Rexam Transaction or (ii) following such shareholder meeting and prior to Closing, in either case without the prior written consent of Seller, it being understood that Seller shall use its reasonable efforts to, and use its reasonable best efforts to cause Rexam and the Rexam Entities to use their reasonable efforts to, approve the release of such information if:

(i) a draft of the relevant materials containing such information is delivered by or on behalf of Purchaser or any Purchaser Financing Party to Seller sufficiently in advance of its proposed release to allow Seller to review it;

(ii) such information is reasonably necessary in connection with the syndication of the Financing;

(iii) only with respect to Financing Marketing Materials released prior to May 16, 2016, Purchaser determines, in its sole discretion, acting reasonably, that failure to include such information in the Financing Marketing Materials, would render such Financing Marketing Materials misleading for an investment decision under applicable securities laws; and

(iv) with respect to any information (including any supplement to previously released Financing Marketing Materials) released on or after May 16, 2016, Seller determines, in its sole discretion, acting reasonably, that the release of such information would not be expected to delay or otherwise adversely affect the meeting of the Rexam shareholders or the consummation of the Rexam Transaction;

(B) without prejudice to the above, Purchaser shall ensure that, unless required by Law or with Seller’s prior written consent, no new information which could be material to the Rexam shareholders shall be released by or on behalf of Purchaser or any Purchaser Financing Party before the date falling fourteen (14) days prior to the date of the meeting of Rexam shareholders (as adjourned, if applicable) convened to approve the Rexam Transaction, it being understood that:

(i) Purchaser shall, or shall cause the Purchaser Financing Parties to, post all or part of, as required by Seller, any Financing Marketing Materials on a website and allow Seller to release a public announcement informing Rexam shareholders of such posting and providing a hyperlink to the relevant Financing Marketing Materials or part of it (as applicable); and

(ii) Seller shall use its reasonable efforts to, and use its reasonable best efforts to cause Rexam and the Rexam Entities to use their reasonable efforts to, approve the release of such information if the circumstances described in clauses (i) through (iv) of Section 4.18(d)(vi)(A) above apply;

(C) in the case of clauses (A) and (B) above:

(i) Purchaser shall, and shall cause the Purchaser Financing Parties to, provide Seller and shall allow Seller sufficient time to review any information to be released by or on behalf of Purchaser or any Purchaser Financing Party for the purposes of the Financing;

(ii) Except as set forth in (iii) below, Purchaser shall not release and shall ensure that no information is released for the purposes of the Financing by or on behalf of Purchaser or any Purchaser Financing Party without confirmation from Seller that the information is not material to Rexam shareholders (the “Release Confirmation”),

(iii) Solely with respect to information in Financing Marketing Materials released by or on behalf of Purchaser or any Purchaser Financing Party prior to May 16, 2016:

(1) Purchaser and the Purchaser Financing Parties shall be entitled to release, without a Release Confirmation, such information if, in the sole determination of Purchaser acting reasonably, it relates to the business, financial condition and results of operations or affairs of the Purchased Assets or the Purchased Entities and which, for the avoidance of doubt does not contain any forward looking statement (including plans or intentions) for any Purchased Asset or Purchased Entities to the extent the use of such forward looking statement would be expected to delay or otherwise adversely affect the meeting of Rexam shareholders or the consummation of the Rexam Transaction, provided that Purchaser and the Purchaser Financing Parties have complied with the provisions of (i) above and has used its reasonable efforts to obtain the Release Confirmation; and

(2) Seller shall be deemed to have consented to the release of such information only if the information has been notified by or on behalf of Purchaser to Seller in accordance with Section 11.14 of this Agreement (the “Release Request”) and a written refusal (including by email) to release such information has not been received by Purchaser or its Representatives within two (2) Business Days of receipt of the Release Request; and

(D) Purchaser and the Purchaser Financing Parties shall carry out any syndication of its bank facilities in accordance with Practice Statement No. 25 — Debt Syndication During Offer Periods issued by the UK Takeover Panel.

Notwithstanding anything to the contrary contained in this Agreement, (x) in no event other than the occurrence and continuation of a Seller Intentional Breach, shall compliance with this Section 4.18(d) by Seller, the Seller Entities, Rexam, the Rexam Entities, or any of their respective Affiliates (including the Purchased Entities) or Representatives be a condition to the Closing, (y) it is understood and agreed that Seller, Rexam, their respective Affiliates (including the Purchased Entities) and Representatives shall not be required to take any action that would require them to incur any cost or expense, pay any commitment or similar fee, incur any actual or potential liability, or provide or agree to provide any indemnity, in each case in connection with the Financing or any assistance provided pursuant to this Section 4.18(d) for which they would not otherwise be reimbursed or indemnified pursuant to this Agreement, and (z) in no event shall Seller, Rexam, or their respective Affiliates (including the Purchased Entities) and Representatives be required by the terms of this Section 4.18(d) to: (A) take any actions to the extent such actions would unreasonably interfere with, or cause unreasonable disruption to, the ongoing business or operations of Seller, Rexam, or their respective Affiliates (including the Purchased Entities) or Representatives; (B) take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of Seller, Rexam, or their respective Affiliates (including the Purchased Entities) or Representatives, any applicable Laws (including the City Code), or any Contract (including this Agreement) to which Seller, Rexam, or their respective Affiliates (including the Purchased Entities) or Representatives is a party; (C) take any actions to the extent such actions would cause the satisfaction of any condition to Closing set forth in this Agreement to be delayed or fail; (D) provide access to or disclose any information that Seller or Rexam reasonably determines is subject to the attorney-client or similar privilege; provided, that in the event any such party does not provide information in reliance on this clause (D), it shall provide notice to Purchaser promptly upon obtaining knowledge that such information is being withheld and it shall use its commercially reasonable efforts to communicate, to the extent permitted, the applicable information in a way that would not result in the loss of such privilege; or (E) execute or deliver, or take any corporate or other action to adopt or approve, any document, agreement, collateral, certificate, notice or instrument with respect to the Financing, including any pledge agreements, security documents, and closing certificates, other than those applicable only to the Purchased Entities and that are effective no earlier than, and conditioned on the occurrence of, the Closing.

(e)                                  Purchaser shall from time to time, promptly upon request by Seller or Rexam (and in any event within three (3) Business Days following such request), (1) reimburse such Person for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by such Person or its Affiliates in connection with the Financing, including in connection with (x) the cooperation of such Person or its Affiliates contemplated by Section 4.18(d), and (y) Seller or Rexam seeking or obtaining ratings for the Purchased Entities and any potential Financing for the Transaction, to the extent such costs or expenses (i) are incurred by Seller or Rexam after the date of this Agreement, including as a result of cooperating as contemplated by Section 4.18(d) or (ii) have been incurred by Seller or Rexam prior to the date of this Agreement and, in the case of this clause (ii), have been identified to Purchaser prior to such date or approved by Purchaser after such date (such approval not to be unreasonably withheld, conditioned or delayed), and (2) indemnify, defend and hold harmless such Person, its Affiliates and their respective Representatives from and against any and all Losses, damages, claims, interest, awards, judgments, penalties, costs and expenses suffered or incurred by any of them related to any claims asserted by a Financing Source or any third party in connection with the Financing, the Financing Documents and costs and expenses incurred in defending such claims, and any information used in connection therewith or provided pursuant to Section 4.18(d), except in each case to the extent arising from such Person’s or its Affiliate’s fraud.

(f)                                   Without limiting the cooperation provisions of Section 4.18(d) in any respect, all non-public or otherwise confidential information regarding each of Seller, Rexam and their respective Affiliates and the Purchased Entities obtained by Purchaser, its Affiliates, their Financing Sources or the respective Representatives (for the purpose of this Section 4.18(f) treating the reference to “Seller” in such definition as a reference to each “Financing Source”) pursuant to this Section 4.18 shall be kept confidential in accordance with the Confidentiality Agreement; provided that, subject to Section 4.20 and the terms of the Co-operation Agreement, such information may be shared (x) on a non-public basis with participants in the Financing who enter into confidentiality arrangements customary for financing transactions of the same type as the Financing and (y) on a confidential basis with rating agencies.

4.19                        Acquisition of Rexam Securities.  Purchaser shall not, and shall cause any Person Acting in Concert with Purchaser not to, acquire any Interest in Securities of Rexam from the date of this Agreement and until the Rexam Transaction is consummated.

4.20                        Rexam Obligations. Notwithstanding anything in this Agreement to the contrary and without limiting Rexam’s obligations under applicable Law (including, for the avoidance of doubt, under the City Code), each of Purchaser and Seller hereby acknowledges and agrees that nothing in this Agreement shall require Rexam, its Affiliates, and its and their officers, directors, agents, successors or assigns to do anything which is not permitted pursuant to Rule 21.2 of the City Code.

4.21                        Pre-Closing Business Employee Information Obligations.  As soon as reasonably practicable following the execution of this Agreement and prior to the Closing Date, and subject to compliance with any data privacy or other applicable Law, Seller shall update Section 2.16(a) of the Seller Disclosure Letter to include, for (i) the Key Employees, (ii) each Business Employee of the Seller Entities at the Vice-President level and above and (iii) each Business
Employee of Rexam at Band 2 and above, in each case who is scheduled to become a Transferred Employee, each such individual’s rate of pay or annual compensation, job title, location, date of hire, full-time or part-time status, temporary or permanent status, status as a regular or leased employee, date of commencement of leave (as applicable) status as an active or inactive employee, and classification under applicable wage and hour Law, to the extent such information has not already been provided.

4.22                        Hedging Arrangements.

(a)                                 From the date of this Agreement until the Closing Date, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, and Seller shall use its commercially reasonable efforts to cause Rexam and its Affiliates to, use commercially reasonable efforts to obtain from the bank counterparties to each aluminum or aluminum premium hedge that has been entered into at the request of a counterparty to a Customer Contract, a Fixed Price Customer Contract or Supplier Contract that is exclusively related to the Business and to which such counterparty is bearing a corresponding economic adjustment that will be realized to the benefit or detriment of Purchaser (each, a “Back-to-Back Business Hedge”), all consents required to transfer and novate such Back-to Back Hedge to Purchaser and release Seller, Rexam and/or any of their respective Affiliates from such Back-to Back Business Hedge and, if applicable, Seller Guarantees, and, to the extent such consents are obtained,

Purchaser shall assume, from and after the Closing, all rights, liabilities, duties and obligations under each such Back-to-Back Business Hedge.

(b)                                 In the event that any of the Back-to-Back Business Hedges is not transferred and novated to Purchaser or its Affiliate as of the Closing Date in accordance with Section 4.22(a) (any Back-to-Back Business Hedge not so transferred and novated, an “Unassumed Back-to-Back Hedge”), Seller and Purchaser shall, not later than the tenth (10th) Business Day prior to the Closing Date, agree on a time prior to the Closing Date to early terminate each such Unassumed Back-to-Back Hedge prior to the Closing Date, and (i) with respect to Unassumed Back-to-Back Hedges that are early terminated at a net loss, (A) Purchaser shall designate losses in an amount not to exceed $16.5 million (the “Capped Back-to-Back Hedge Termination Loss”) to be included as an asset for purposes of the calculation of Net Debt pursuant to Section 1.6 and (B) any losses in excess of the Capped Back-to-Back Hedge Termination Loss not so designated shall be paid by Purchaser to Seller at the time that Seller would have otherwise been required to make payment under the Unassumed Back-to-Back Hedge to which the particular loss relates had the Unassumed Back-to-Back Hedge not been early terminated, or (ii) with respect to any Unassumed Back-to-Back Hedge that is early terminated at a net gain, the amount of such gain shall be included as a liability for purposes of the calculation of Net Debt pursuant to Section 1.6.

(c)                                  From the date of this Agreement until the Closing Date, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, and Seller shall use its commercially reasonable efforts to cause Rexam and its Affiliates to, use commercially reasonable efforts to obtain from the bank counterparties to each currency and other hedge that is exclusively related to the Business and that Seller and Purchaser have agreed to novate (each, an “Other Business Hedge”), all consents required to transfer and novate such Other Business Hedge to Purchaser and release Seller, Rexam and/or any of their respective Affiliates from such Other Business Hedge and, if applicable, Seller Guaranties, and, to the extent such consents are obtained, Purchaser shall assume, from and after the Closing, all rights, liabilities, duties and obligations under each such Other Business Hedge.

(d)                                 In the event that an Other Business Hedge is transferred and novated to Purchaser or its Affiliate in accordance with Section 4.22(c), Seller and Purchaser shall mark-to-market such Other Business Hedge as of the Closing Date and (i) with respect to such Other Business Hedge that reflects a loss position as of the Closing Date, the amount of such loss position shall be included as a liability for purposes of the calculation of Net Debt pursuant to Section 1.6 and (ii) with respect to such Other Business Hedge that reflects a positive position as of the Closing Date, the amount of such positive position shall be included as an asset for purposes of the calculation of Net Debt pursuant to Section 1.6.

(e)                                  In the case of a Back-to-Back Business Hedge that relates both to one or more Transferred Contracts and one or more Contracts that are Excluded Assets (each a “Shared Back-to-Back Hedge”), Seller and Purchaser shall, not later than the tenth (10th) Business Day prior to the Closing Date, agree on a time to early terminate that portion of such Shared Back-to-Back Hedge that is related to a Transferred Contract prior to the Closing Date, and (i) with respect to any such portion of Shared Back-to-Back Hedges that are early terminated at a net loss, (A) Purchaser shall designate losses in an amount that, together with any losses included pursuant to Section 4.22(b) as an asset for purposes of the calculation of Net Debt pursuant to Section 1.6, shall not exceed the Capped Back-to-Back Hedge Termination Loss, to be included as an asset for purposes of the calculation of Net Debt pursuant to Section 1.6 and (B) any losses in excess of the Capped Back-to-Back Hedge Termination Loss shall be paid by Purchaser to Seller at the time that Seller would have otherwise been required to make payment to its counterparty under the Shared Back-to-Back Hedge to which the particular loss relates had the Shared Back-to-Back Hedge not been early terminated, or (ii) with respect to any such portion of a Shared Back-to-Back Hedge that is early terminated at a net gain, the amount of such gain shall be included as a liability for purposes of the calculation of Net Debt pursuant to Section 1.6.

4.23                        Additional Ancillary Agreements.

(a)                                 Between the date of this Agreement and the Closing Date, Seller and Purchaser will negotiate in good faith two agreements, which will include terms and conditions customary for similar agreements, providing for the supply of cans and/or can ends between Purchaser and Seller or one or more of their respective Affiliates from certain Facilities in Europe and the U.S., for a period of up to twelve (12) months after the Closing Date.

(b)                                 Seller and Purchaser also agree to negotiate in good faith promptly following the date of this Agreement (but, in any event prior to the Closing Date), an agreement, pursuant to which, as of the Closing Date, Purchaser shall cause Ball Europe GmbH to provide Seller and its Affiliates certain transitional services necessary to support Seller’s (and its Affiliates’) operations in Bierne (France), Belgrade (Serbia) and Lublin (Poland), in consideration for fees payable to Purchaser in an amount to be agreed and reflected in such agreement and on other terms and conditions customary for similar agreements, including in respect of indemnification.

(c)                                  Once in forms agreed by the Parties, the agreements described in this Section 4.23 shall be deemed to be Ancillary Agreements for all purposes of this Agreement.

ARTICLE V

EMPLOYEE MATTERS

5.1                               Employee Benefit Matters.

(a)                                 Transferred Business Employees.

(i)                                     Each Offer Employee shall receive an offer of employment from Purchaser or an Affiliate of Purchaser within thirty (30) days following the date of this Agreement, or within five (5) Business Days of the applicable date of hire with respect to any Offer Employee hired after the date of this Agreement, which offer shall be on terms and conditions no less favorable in the aggregate to such Offer Employee than the terms and conditions provided to such Offer Employee by the relevant Seller Entity or Rexam Entity as of the date immediately prior to such offer being made, and which shall comply with the requirements of Section 5.1(b) and which shall provide that employment with

Purchaser or one of its Affiliates will commence effective as of the Closing Date.  Each Offer Employee who accepts the offer of employment pursuant to the prior sentence and commences employment with Purchaser or one of its Affiliates immediately following the Closing shall become a Transferred Business Employee as of immediately following the Closing.  For a period of one year following the Closing, to the fullest extent permitted by Law, Purchaser and its Affiliates shall not be permitted to employ any Offer Employee who is employed by Rexam or any Rexam Entity as of the date of this Agreement or who becomes employed by Rexam or any Rexam Entity between the date of this Agreement and Closing, and in each case who has not become a Transferred Business Employee.

(ii)                                  Where in accordance with the Transfer Regulations the contract of employment of any Business Employee transfers automatically to Purchaser or any of its Affiliates in connection with the transfer of the Purchased Assets or to a Purchased Entity in connection with the Restructuring, such contract of employment shall have effect (a) from the Closing Date as if originally made between Purchaser or such Affiliate of Purchaser or, (b) in the case of a Restructuring, from the date of the applicable transfer as if made between the applicable Purchased Entity, and the Business Employee and all rights, powers, duties, liabilities and obligations of the applicable Seller Entity or Rexam Entity in respect of or in relation to such Business Employees and their contracts of employment in force immediately before the Closing Date (or the applicable Restructuring date) (in each case with the exception of accrued occupational pension scheme rights) shall transfer to Purchaser, its applicable Affiliate or the applicable Purchased Entity in accordance with the Transfer Regulations.

(b)                                 Employment Terms, Compensation and Benefits.  Effective immediately upon the Closing, Purchaser shall or shall cause its respective Affiliates to provide to each of the Transferred Business Employees and each employee of the Purchased Entities (each a “Purchased Entity Employee” and collectively, and together with the Transferred Business Employees, the “Transferred Employees”) who remains in the employment of Purchaser or any of its Affiliates (including the Purchased Entities) employment in the same or an equivalent position and, continuing until the second anniversary of the Closing Date, substantially the same employment terms and conditions and observe the Transferred Employees’ statutory and contractual rights with (i) base salary, wage rate, annual cash incentive compensation opportunity and long-term incentive compensation opportunity that in each case is no less favorable than the base salary, wage rate and annual cash incentive compensation opportunity and long-term incentive compensation opportunity (including equity and equity-related incentive compensation) in effect for such Transferred Employee immediately prior to Closing (provided, however, that in no event shall Purchaser be required to provide any equity compensation to the Transferred Employees); (ii) (A) in the case of each U.S. Transferred Employee, employee benefits that, in the aggregate, are no less favorable than those in effect for such U.S. Transferred Employee immediately prior to the Closing Date and (B) in the case of Non-U.S. Transferred Employees, employee benefits that, on an individual basis, are of economically similar value to those paid or provided to each such Non-U.S. Transferred Employee by Seller, Rexam or any of their respective Affiliates, as applicable, immediately prior to the Closing Date; and (iii) notice and severance benefits that are no less favorable than the notice and severance benefits that would have been applicable to such Transferred Employee under the Employee Incentives

Schedule to the Co-operation Agreement or any applicable severance plans of Seller, Rexam or Affiliate of Seller or Rexam immediately prior to the Closing Date, taking into account each such Transferred Employee’s additional period of service and any increase to base salary or wage rate and incentive compensation opportunity with Purchaser or its Affiliates following the Closing. Purchaser agrees that it shall not, nor shall it cause or permit any of its Affiliates (including the Purchased Entities) to, in the case of any Transferred Employee who was previously employed by Rexam or any Rexam Entity, relocate such employee during the two-year period following the Closing Date to a work location more than twenty-five (25) miles from the location at which such employee was employed immediately prior to the Closing without such person’s consent. This Section 5.1(b) is subject to the Transfer Regulations and any other applicable Law that protects any Transferred Employee’s acquired rights or otherwise requires Purchaser or any of its Affiliates (including the Purchased Entities) and is without limitation of Purchaser and its Affiliates’ ability to provide more generous terms and conditions, compensation or benefits to the Transferred Employees following the Closing.  Anything herein to the contrary notwithstanding, Purchaser and its Affiliates will have no obligation to continue the employment of any Transferred Employee for any period following the Closing Date.

(c)                                  Retention Liabilities and Incentives. The Seller Entities, the Rexam Entities and their respective Affiliates shall be solely responsible for all Liabilities related to (i) any outstanding equity awards or equity-related arrangements granted to Transferred Employees by a Seller Entity or Rexam Entity on or prior to the Closing Date, with the exception of the ESPP and (ii) the payment of any cash retention and long and short-term incentive awards granted by a Seller Entity or Rexam Entity and payable to Transferred Employees on or before the Closing Date, in each case in accordance with the terms of the applicable Employee Benefit Plan. Seller shall cause each outstanding and unvested long-term incentive award granted to each Transferred Employee employed by Rexam or any Rexam Entity to vest and be paid in accordance with the terms that are no less favorable than those contemplated by Schedule 2 to the Co-operation Agreement. Seller shall cause each outstanding and unvested long-term incentive award granted to each Transferred Employee employed by Seller or any Seller Entity, other than the Rexam or the Rexam Entities, to vest in accordance with the provisions of such award on or immediately prior to the Closing Date and, to the extent any such outstanding long-term incentive award is not vested and paid to a Transferred Employee on or immediately prior to the Closing Date, Seller shall grant a cash retention award to such Transferred Employee, in each case in accordance with the Ball Packaging Europe Special Incentive Program. In addition, to the extent permitted by the applicable Employee Benefit Plan, Collective Bargaining Agreement, National Collective Bargaining Agreement or applicable Law, Seller shall pay or cause to be paid to each Transferred Employee in cash on or as soon as reasonably practicable after the Closing Date a pro rata portion of the 2016 short-term incentive award granted to such Transferred Employee. The pro rata 2016 short-term incentive award amount shall be determined on the basis of the number of days elapsed in 2016 through the Closing Date and performance equal to actual performance through the Closing Date.  Notwithstanding the foregoing, Purchaser and its Affiliates shall be solely responsible for the payment of any cash retention awards granted to Transferred Employees on or prior to the Closing that are payable to the Transferred Employees after the Closing Date in connection with the satisfaction of a continued service requirement and any short term incentive payments that are due to be paid in the normal course after the Closing Date; provided, however, that any such retention awards and short term incentive awards shall be listed on Schedule 5.1(c) and included in Net Debt for purposes of Section 1.6.

(d)                                 Severance Liabilities.  Purchaser and its Affiliates shall be solely responsible for any severance, change in control, accrued paid time off, redundancy, termination indemnitees or similar termination payments or benefits that may become payable (i) to any Transferred Employee terminated by Purchaser or its Affiliates on or following the Closing Date and (ii) to any Business Employee (A) who does not receive an offer of employment as required pursuant to Sections 5.1(a) and Section 5.1(b) and who resigns as of the Closing Date under circumstances entitling the Business Employee to any such payments and benefits, or (B) who asserts a statutory right to object to the transfer of employment contemplated by Section 5.1(a)(ii) where Purchaser and its Affiliates fail to comply with the Transfer Regulations or otherwise do not honor Section 5.1(a) or Section 5.1(b) and who is entitled to severance on the termination of his or her employment following such objection, and Purchaser shall indemnify Seller, Rexam and any of their respective Affiliates from any and all Liabilities for such payments and benefits.  To the extent that Seller, Rexam or any of their respective Affiliates become liable for, or are legally required to make, severance, change in control, accrued paid time off, redundancy, termination indemnity or similar termination payments or benefits to any Transferred Employee or Business Employee described in the foregoing clause (ii), Purchaser shall, or shall cause its Affiliates (including the Purchased Entities) to, reimburse Seller, Rexam or any of their respective Affiliates, as applicable, as soon as practicable but in any event within thirty (30) days of receipt from Seller, Rexam or any of their respective Affiliates, as applicable, of appropriate verification, for all payments, costs and expenses actually incurred in respect thereof by Seller, Rexam or any of their respective Affiliates, as applicable, as required by applicable Law or any Contract. Except as provided above in this Section 5.1(d), Seller and its Affiliates shall be solely responsible for any severance, change in control, accrued paid time off, redundancy, termination indemnitees or similar termination payments or benefits that may become payable to Business Employees dismissed by Seller or its Affiliates.

(e)                                  Service Credit.  To the extent that any Transferred Employee’s acquired rights are not already protected by the Transfer Regulations or other applicable Law, Purchaser shall, and shall cause its Affiliates to, recognize the prior service of, or recognized with respect to, each Transferred Employee as if such service had been performed with Purchaser for all purposes, including eligibility, vesting, service-related level of benefits and benefit accrual (except for any benefit accruals for U.S. union and non-union hourly Transferred Employees under the defined benefit Rexam Pension Plan, provided that such service for benefit accruals purposes under the Rexam Pension Plan shall be recognized for purposes of early retirement subsidies in accordance with Schedule 5.1(h)) under the employee benefit plans and policies provided by Purchaser to such Transferred Employee following the Closing, to the same extent such service was recognized by Seller, Rexam or any of their respective Affiliates, as applicable, immediately prior to the Closing. Purchaser shall, or shall cause its Affiliates (including the Purchased Entities) to, (i) waive any preexisting condition limitations otherwise applicable to Transferred Employees and their eligible dependents under any plan of Purchaser or any Affiliate of Purchaser that provides health or life benefits in which the Transferred Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to a Transferred Employee as of the Closing under the analogous Employee Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the

Transferred Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing during the portion of the calendar year prior to the Closing in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Purchaser or any of its Affiliates in which they are eligible to participate after the Closing in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Transferred Employee and his or her eligible dependents on or after the Closing, in each case to the extent such Transferred Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Benefit Plan prior to the Closing.

(f)                                   CBAs.  Notwithstanding anything in this Agreement to the contrary, immediately following the Closing, Purchaser shall or shall cause its Affiliates to assume each Collective Bargaining Agreement and any and all Liabilities thereunder whether arising before, on or after the Closing and provide to the Transferred Employees who remain in the employment of Purchaser or any of its Affiliates (including the Purchased Entities) and whose employment is subject to a Collective Bargaining Agreement or National Collective Bargaining Agreement, terms and conditions of employment in accordance with such Collective Bargaining Agreement or National Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms and applicable Law.

(g)                                  WARN.  Seller and its Affiliates shall comply with all WARN obligations through the Closing Date with respect to the Business.

(h)                                 Pension and Certain Other Post-Employment Benefit Obligations. The rights and obligations of Seller and Purchaser or their respective Affiliates in connection with any pension and post-employment benefit obligations, including the Defined Benefit Plans, with respect to Transferred Employees and former employees of the Purchased Entities are described in Schedule 5.1(h).

(i)                                     Multiemployer Plan.  Seller and Purchaser intend to comply with the requirements of Section 4204 of ERISA in order that the Transaction shall not be deemed a complete or partial withdrawal from the I.A.M. National Pension Fund (the “Multiemployer Plan”), but only to the extent that there are unfunded vested benefits in the Multiemployer Plan that would trigger the occurrence of withdrawal liability, by virtue of a full or partial withdrawal, as a result of the Transaction.  Accordingly, Seller and Purchaser agree as follows:

(i)                                     Purchaser will be obligated to make contributions to the Multiemployer Plan in accordance with any Collective Bargaining Agreement relating thereto and shall contribute to the Multiemployer Plan with respect to the business and operations of the Purchased Assets and Purchased Entities on the same terms as Rexam had an obligation to contribute to the Multiemployer Plan prior to the Closing Date.

(ii)                                  Unless and until a variance or exemption is obtained in accordance with Section 4204(c) of ERISA, Purchaser will provide to the Multiemployer Plan, for a period of five plan years commencing with the first plan year beginning after the Closing Date (the “Contribution Period”), a bond issued by a corporate surety company that is an acceptable surety for purposes of Section 412 of ERISA, or an amount held in escrow by a bank or similar financial institution satisfactory to the Multiemployer Plan, as applicable, or such other security as may be permitted under Section 4204(a)(1)(B) of ERISA or regulations thereunder, in an amount equal to the greater of:

(A)                               the average annual contribution required to be made by Rexam to the Multiemployer Plan with respect to the business and operation of the Facilities, as applicable, for the three plan years preceding the plan year in which the Closing Date occurs, or

(B)                               the annual contribution that Rexam was required to make with respect to the business and operations of the Facilities under the Multiemployer Plan for the last plan year before the plan year in which the Closing Date occurs, which applicable bond or escrow shall be paid to the Multiemployer Plan if Purchaser (or its applicable Affiliate) withdraws from the Multiemployer Plan, or fails to make a contribution to the Multiemployer Plan when due, at any time during the Contribution Period.  Seller agrees to cooperate with Purchaser in connection with any application for a variance or exemption under Section 4204(c) of ERISA made by Purchaser to the Pension Benefit Guaranty Corporation or to the Multiemployer Plan and to  otherwise comply with the obligations of a “Seller” under Section 4204 of ERISA.  The full costs and expenses relating to the provision of any bond, letter of credit or escrow required under this Section 5.1(h), shall be paid by Purchaser.

(iii)                               If Purchaser withdraws from the Multiemployer Plan in a complete or partial withdrawal with respect to the Business and operations of the Facilities under the Multiemployer Plan during the Contribution Period defined above, Seller shall be secondarily liable for any withdrawal Liability it would have incurred to the Multiemployer Plan with respect to the Business and operations of such Facilities (but for the provisions of Section 4204 of ERISA) if the withdrawal Liability of Purchaser with respect to the Multiemployer Plan is not paid.  Purchaser agrees to provide Seller reasonable advance notice of any action or event which could result in the imposition of withdrawal Liability contemplated by this Section 5.1(h) and in any event Purchaser shall promptly furnish Seller with a copy of any notice of withdrawal Liability it may receive with respect to the Multiemployer Plan, together with all pertinent details.  In the event that any such withdrawal Liability shall be assessed against Purchaser, Purchaser further agrees to provide Seller advance notice of any intention on the part of Purchaser not to make full payment of any withdrawal Liability when the same shall become due.

(iv)                              Purchaser shall indemnify, defend and hold Seller and Rexam harmless against the imposition of any secondary Liability, or any Liability resulting from the failure of Purchaser to provide a bond, letter of credit, escrow or other security pursuant to this Section 5.1(h).

(j)                                    Following the Closing, the employees of Ball Packaging Europe UK Limited will no longer be able to acquire interests in common stock of Seller pursuant to the Ball

Corporation Employee Stock Purchase Plan with HMRC reference number A1939 (the “ESPP”).  Subject to applicable Law and the ESPP’s terms, Purchaser shall cause Ball Packaging Europe UK Limited to continue and administer the ESPP through the ESPP Trustee until all awards thereunder have become payable.  Seller shall indemnify Purchaser against any Taxes which are incurred by Purchaser or Ball Packaging Europe UK Limited as a result of the Transaction in relation to the administration of the ESPP (including the delivery of any interests in shares to the participants) and the cost of acquisition, in accordance with the terms of the ESPP, of any Matching Shares (as defined in the ESPP) awarded prior to the Closing Date provided that Ball Packaging Europe UK Limited continues to administer the ESPP in accordance with its terms and this Section 5.1(j).

(k)                                 The provisions of this Section 5.1 are solely for the benefit of the Parties, and no Business Employee or other employee or former employee of Seller or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Employee Benefit Plan or any employee benefit plan of Purchaser for any purpose. The Parties acknowledge and agree that nothing contained in this Agreement, including in this Section 5.1, shall require Purchaser or any of its Affiliates to maintain the employment of any Business Employee, except as required by applicable Law or an applicable Collective Bargaining Agreement.

ARTICLE VI

TAXES

6.1                               Apportionment of Taxes.

(a)                                 To the extent permitted or required by applicable Law, the taxable year of each of the Purchased Entities that includes the Closing Date shall be treated as closing on (and including) the Closing Date.  To the extent such treatment is not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Period, (i) property Taxes and other Taxes imposed on a periodic basis allocable to the Pre-Closing Tax Period based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period included in the Post-Closing Tax Period and (ii) Taxes (other than Taxes described in clause (i)) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between Pre-Closing Tax Period and the Post-Closing Tax Period in proportion to the number of days in each period.  Subject to the provisions of this Agreement, Seller shall be liable for Taxes (other than Transfer Taxes) that are attributable to any Pre-Closing Tax Period, and Purchaser shall be liable for Taxes (other than Excluded Taxes) that are attributable to any Post-Closing Tax Period. Seller shall also be responsible, without duplication, for any Excluded Taxes (except for any Excluded Taxes for which Seller is not required to indemnify Purchaser pursuant to Section 9.2(c)(vi)).

(b)                                 Payment by Seller and Seller’s Affiliates of any amount due under this Article VI shall be made no later than three (3) days prior to the date such amounts are required to be paid to the appropriate Taxing Authority or other appropriate party.

6.2                               Transfer Taxes.  All excise, sales, use, registration, stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees, other than any Restructuring Taxes (collectively, “Transfer Taxes”) incurred in connection with the Transaction, including for the avoidance of doubt any Transfer Taxes incurred by Seller, Rexam or their respective Affiliates related to any transfer of assets to or from the Purchased Entities related to the Transaction, shall be borne equally by Seller and Purchaser.  Seller shall cooperate in providing Purchaser with any appropriate resale exemption certifications and other similar documentation.  For the avoidance of doubt, Transfer Taxes shall not include any amounts described in the definition of Excluded Taxes or VAT described in Section 6.7.

6.3                               Tax Returns.

(a)                                 Seller shall timely prepare and timely file, or cause to be prepared and timely filed, all Tax Returns in respect of the Purchased Entities that are:  (i) required to be filed after the date of this Agreement in respect of Pre-Closing Tax Periods (other than Straddle Periods subject to Section 6.3(b) below); and (ii)  any combined, consolidated or unitary Tax Return that includes Seller or any of its Affiliates (other than the Purchased Entities), on the one hand, and any of the Purchased Entities or their respective subsidiaries, on the other hand.  Such Tax Returns described in the foregoing clause (i) shall be prepared in a manner consistent with the past practices of the Purchased Entities, unless otherwise required by Law.  Any Tax Returns described in the foregoing clause (i) that are to be prepared, or filed, by Seller or its Affiliates under this Section 6.3(a) shall be provided to Purchaser for its review and comments at least ten (10) Business Days prior to such items being filed, and Seller shall consider in good faith any reasonable comments received from Purchaser at least three (3) Business Days prior to the due date. Seller shall timely pay any Taxes shown on any such Tax Returns (other than any Taxes for which Seller is not required to indemnify Purchaser pursuant to Section 9.2(c)(vi)) to the relevant Taxing Authority.

(b)                                 Purchaser shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns in respect of the Purchased Entities for any Straddle Period and, to the extent they are not otherwise required to be filed or caused to be filed by Seller under Section 6.3(a), Tax Returns for any Pre-Closing Tax Periods.  Such Tax Returns shall be prepared on a basis consistent with the past practices of the Purchased Entities, unless otherwise required by Law.  Any Tax Returns that are to be prepared, or filed, by Purchaser or the Purchased Entities under this Section 6.3(b) shall be provided to Seller for its review, and comments, together with a statement setting forth the amount of Tax for which Seller is responsible under Article VI, at least ten (10) Business Days prior to such items being filed, and Purchaser shall incorporate any reasonable comments received from Seller at least three (3) Business Days prior to the due date so long as such comments, if so incorporated, would not materially prejudice Purchaser or any of its Affiliates.  Purchaser shall pay any and all Taxes shown as due on any Tax Return filed by Purchaser pursuant to this Section 6.3(b).  Purchaser shall be entitled to reimbursement from Seller in respect of any Taxes that are the responsibility of Seller under Article VI.  Upon payment of any such Tax, Purchaser shall present a statement to Seller setting forth the amount of reimbursement to which Purchaser is entitled under Article VI together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed.  Seller shall make such reimbursement promptly but in no event later than ten (10) Business Days after the presentation of such statement.

(c)                                  If Seller and Purchaser are unable to resolve all open issues with respect to any Tax Return as provided in Section 6.3(a) and Section 6.3(b) above prior to the due date (taking into account any extension validly obtained), such Tax Return will be filed as proposed by Seller (in the case of a Tax Return described in Section 6.3(a)) or Purchaser (in the case of a Tax Return described in Section 6.3(b)), and such open issues shall be referred to the Tax Advisor promptly after the filing due date.  The Tax Advisor shall resolve such open issues, and any reimbursement payment or indemnification payment by either Seller or Purchaser under this Article VI shall be appropriately adjusted to reflect the resolution of the Tax Advisor.

6.4                               Tax Cooperation.

(a)                                 Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance (including access to Books and Records with the assistance of employees) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax, provided, however, that in the case of Tax Returns of either Party or their Affiliates (or of a consolidated, combined, unitary or Tax group any of them), the Party providing the Tax Return may, in lieu of delivering the Tax Return, deliver to the other Party pro-forma statements setting forth in sufficient detail the relevant information.

(b)                                 Without limiting Section 6.4(a), within the time limits permitted by applicable Laws, Seller shall be entitled to request that a Purchased Entity and an appropriate Affiliate of Seller (other than a Purchased Entity) make (or join in making, as applicable) a Degrouping Election. If Seller exercises its right under this Section 6.4(b), Purchaser shall cause the relevant Purchased Entity to enter into the Degrouping Election (including filing such Degrouping Election with the relevant Taxing Authority, whether separately or together with that Purchased Entity’s relevant Tax Return) and provide an executed copy of such Degrouping Election to Seller within five (5) Business Days of receipt of the draft form of the Degrouping Election from Seller.

6.5                               Refunds or Credits; Amended Returns.

(a)                                 Purchaser shall promptly pay to Seller any refunds or credits of Taxes received by Purchaser or any of its Affiliates (i) relating to any Pre-Closing Tax Period of the Purchased Assets or (ii) that are refunds or credits of Taxes previously paid by Seller. Purchaser shall be entitled to all other refunds and credits of Taxes attributable to the Purchased Assets.

(b)                                 Purchaser shall not (i) amend any Tax Return relating to any Pre-Closing Tax Period or (ii) make any Tax election that would affect in any Pre-Closing Tax Period, in each case without the consent of Seller, which shall not be unreasonably withheld, conditioned, or delayed; provided that, Purchaser shall be entitled to amend any Tax Return relating to a Pre-Closing Tax Period if (x) Purchaser requests and receives written confirmation from Seller that Seller has determined that such amendment would not materially prejudice Seller or (y) Purchaser obtains a Tax Opinion to the effect that (A) such amendment would correct an error, omission or factual discrepancy found in such Tax Return, (B) there is no reasonable basis for the original position claimed on such Tax Return, and (C) the failure to so amend such Tax Return could subject Purchaser to penalties or other additional costs or expenses. In the case Purchaser amends any Tax Return relating to any Pre-Closing Tax Period pursuant to the proviso in the previous sentence, Purchaser shall notify Seller promptly in writing of such amendment and provide to Seller a copy of any Tax Opinion obtained in connection with such amendment. Purchaser shall prepare and file any amended return as may be reasonably requested by Seller, provided (1) that Seller shall bear any and all costs of preparing, filing and pursuing such return, and (2) that Purchaser shall not be required to take any action that Purchaser determines could materially prejudice Purchaser or its Affiliates (including, following the Closing, the Purchased Entities). Notwithstanding the foregoing, Purchaser agrees to take the necessary administrative action, at Seller’s expense, including but not limited to amending the relevant Tax Return of Ball Packaging Europe UK Ltd., as reasonably directed by Seller in order to allow final resolution of the 2006 UK Tax Dispute; provided that, upon Purchaser’s request and at Seller’s cost, Seller shall deliver to Purchaser a Tax Opinion or such other documents or information reasonably satisfactory to Purchaser (upon which Purchaser and its Affiliates may rely) that supports the administrative action so requested and or the position or treatment set forth on such amended Tax return or addresses other matters as reasonably requested by Purchaser.

6.6                               Contests.  Whenever any Taxing Authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which Seller, and not Purchaser, is liable under this Agreement, Purchaser shall upon receipt of such assertion, promptly, but in no event more than twenty (20) Business Days from such receipt, inform Seller in writing and Seller shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute to the extent such proceedings or determinations affect the amount of Taxes for which Seller may be liable under this Agreement and does not materially affect the amount for which Purchaser is liable under this Agreement. Whenever any Taxing Authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which Purchaser, and not Seller, is liable under this Agreement, Purchaser shall have the right to control any resulting proceedings and to determine whether and when to settle any such claim, assessment or dispute, except to the extent such proceedings affect the amount of Taxes for which Seller is liable under this Agreement. Whenever any Taxing Authority asserts a claim, makes an assessment or otherwise disputes the amount of Taxes for which both Seller and Purchaser may be liable, (i) each such Party may participate in any resulting proceedings, (ii) the proceedings shall be controlled by the Party that would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future taxable periods and (iii) neither Party shall settle the proceedings without the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed, provided however, that when an amount in dispute is $250,000 or less, the Party that would bear the burden of the greater portion of the sum of the adjustment and any corresponding adjustments that may reasonably be anticipated for future taxable periods may settle any such proceeding on behalf of both Parties without the consent of the other Party if the Party bearing the greater burden obtains a Tax Opinion, on which both Parties may rely, to the effect that the settlement is reasonable based on the facts and circumstances of the issue which is the basis of such proceeding.

6.7                               VAT. The Purchase Price shall be exclusive of VAT and if VAT is properly charged or chargeable upon Seller or any of its Affiliates, Purchaser shall pay Seller (in addition to the Purchase Price) the amount of such VAT within five (5) Business Days of receipt of a VAT invoice in compliance with local Laws.

6.8                               Earnings and Profits.  Schedule 2.18 contains a list of the Purchased Entities that (i) are treated as “controlled foreign corporations” or (ii) are disregarded entities and direct subsidiaries of Purchased Entities treated as “controlled foreign corporations” immediately prior to the Closing for U.S. federal income tax purposes (the Purchased Entities described in clauses (i) and (ii), and designated as such in Schedule 2.18, “Purchased CFCs”). Except with the express written consent of Seller, none of Purchaser nor its Affiliates shall take, or cause or permit the Purchased CFCs to take, any action outside the ordinary course of business of Purchaser or any Purchased CFCs on or after the Closing Date (including any restructuring or Tax election with respect to such Purchased Entities, and other than any transaction contemplated by this Agreement (including the Restructuring) or that was subject to a binding contract or other commitment entered into prior to the Closing or that is a recurring obligation) that would increase or decrease the earnings and profits of Seller or its Affiliates by a material amount for any Tax period that includes the Closing Date, as calculated for U.S. federal income Tax purposes.

ARTICLE VII

CONDITIONS

7.1                               Conditions to the Obligations of Purchaser. The obligations of Purchaser hereunder to consummate the Transaction shall be subject to the fulfillment, on or before the Closing Date, other than in respect of the conditions set forth in Section 7.1(a), Section 7.1(b) and Section 7.1(d) which shall be subject to the fulfillment, on or before: (1) the Confirmation Date or (2) only in the event the notice set forth in Section 4.2 has been delivered to Seller at the Confirmation Date and without prejudice to Seller’s right set forth in Section 8.1(g), the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion, to the extent permitted by Law):

(a)                                 (i) The representations and warranties of Seller contained in Section 2.1, Section 2.3(a) and Section 2.19 shall be true and correct in all material respects as of the Confirmation Date (or if clause (2) of Section 7.1 applies, the Closing Date) with the same force and effect as if made as of such date (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such other date), (ii) all of the other representations and warranties of Seller contained in this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality) shall be true and correct as of the Confirmation Date (or if clause (2) of Section 7.1 applies, the Closing Date), with the same force and effect as if made as of such date (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such other date; provided, however, that in the case that clause (1) of Section 7.1 applies, representations made as of the

Closing shall for purposes of this Section 7.1(a) be deemed made as of the Confirmation Date), except in either case where any failure of such representations and warranties to be so true and correct would not result in a Business Material Adverse Effect, (iii) (1) the covenants and agreements contained in this Agreement (other than Section 4.18(d)) to be complied with by Seller on or before the Closing shall have been complied with in all material respects and (2) no Seller Intentional Breach shall have occurred and be continuing, in each case as of the Confirmation Date (or if clause (2) of Section 7.1 applies, the Closing Date), and (iv) Purchaser shall have received a certificate signed on behalf of Seller by an officer of Seller to the effect that the conditions set forth in the foregoing clauses (i), (ii) and (iii) have been satisfied.

(b)                                 (i) The FTC shall have accepted for public comment an agreement containing a consent order that includes a proposed decision and order that, if issued as a final order, would require Seller or Rexam to consummate the Transaction with Purchaser (or that incorporates, directly or by reference, the terms of this Agreement) and shall have approved the terms of this Agreement, the Ancillary Agreements and Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities, (ii) the EC shall have issued its decision pursuant to paragraph 19 of the EC Commitments approving the terms of this Agreement and the Ancillary Agreements and Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities and shall have approved the Transaction in accordance with Council Regulation (EC) 139/2004 and (iii) CADE shall have approved the terms of this Agreement and the Ancillary Agreements and Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities in Brazil, and shall have determined that the conditions set forth in the Merger Control Agreement (Acordos em Controle de Concentrações) are satisfied.

(c)                                  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that remains in effect that has the effect of making the Transaction illegal or otherwise prohibiting the consummation of the Transaction.

(d)                                 Except with respect to actions planned to take place post-Closing (with respect to the French and Spanish Entities and Dutch Entities or as otherwise expressly noted therein), the Restructuring shall have been completed in all material respects in accordance with the terms of the Restructuring Steps Plan set forth in Schedule 4.16 (as such plan may be modified as permitted by Section 4.16).

(e)                                  All conditions to the consummation of the Rexam Transaction (other than, if the Rexam Transaction is being implemented by way of a Scheme, the approval at the Sanction Hearing) shall have been satisfied or, if applicable, waived.

7.2                               Conditions to the Obligations of Seller. The obligations of Seller hereunder to consummate the Transaction shall be subject to the fulfillment, on or before the Closing Date, other than in respect of the conditions set forth in Section 7.2(a) and Section 7.2(b) which shall be subject to the fulfillment, on or before: (1) the Confirmation Date or (2) only in the event the notice set forth in Section 4.2 has been delivered to Seller at the Confirmation Date and without prejudice to Seller’s right set forth in Section 8.1(g), the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by Seller in its sole discretion, to the extent permitted by Law):

(a)                                 (i) Each of the Purchaser Fundamental Representations shall be true and correct in all material respects as of the Confirmation Date (or if clause (2) of Section 7.1 applies, the Closing Date) with the same force and effect as if made as of such date (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such other date, (ii) all of the other representations and warranties of Purchaser contained in this Agreement (disregarding all qualifications and exceptions contained therein relating to materiality) shall be true and correct as of the Confirmation Date (or if clause (2) of Section 7.2 applies, the Closing Date), with the same force and effect as if made as of such date (other than such representations and warranties as are made as of another date, which shall be so true and correct as of such other date; provided, however, that in the case that clause (1) of Section 7.2 applies, representations made as of the Closing shall for purposes of this Section 7.2(a) be deemed made as of the Confirmation Date), except in either case where any failure of such representations and warranties to be so true and correct would not materially delay or prevent the consummation of the Transaction in accordance with the terms hereof, (ii) the covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects as of the Confirmation Date (or if clause (2) of Section 7.2 applies, the Closing Date), and (iii) Seller shall have received a certificate signed on behalf of Purchaser by an officer of Purchaser to the effect that the conditions set forth in the foregoing clauses (i), (ii) and (iii) have been satisfied.

(b)                                 (i) The FTC shall have accepted for public comment an agreement containing a consent order that includes a proposed decision and order that, if issued as a final order, would require Seller or Rexam to consummate the Transaction with Purchaser (or that incorporates, directly or by reference, the terms of this Agreement) and shall have approved the terms of this Agreement, the Ancillary Agreements and Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities, (ii) the EC shall have issued its decision pursuant to paragraph 19 of the EC Commitments approving the terms of this Agreement and the Ancillary Agreements and Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities and shall have approved the Transaction in accordance with Council Regulation (EC) 139/2004 and (iii) CADE shall have approved the terms of this Agreement and the Ancillary Agreements and Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities in Brazil, and shall have determined that the conditions set forth in the Merger Control Agreement (Acordos em Controle de Concentrações) are satisfied.

(c)                                  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that remains in effect that has the effect of making the Transaction illegal or otherwise prohibiting the consummation of the Transaction.

(d)                                 All conditions to the consummation of the Rexam Transaction (other than, if the Rexam Transaction is being implemented by way of a Scheme, the approval at the Sanction Hearing) shall have been satisfied or, if applicable, waived.

7.3                               Additional Condition to Obligations of Seller and Purchaser.  The obligations of each of Seller and Purchaser hereunder to consummate the Transaction shall be subject to the fulfillment, on or before the Closing, of the additional condition that, if the Rexam Transaction is implemented by way of a Scheme, the Scheme becomes effective in accordance with its terms or if the Rexam Transaction is implemented by way of an Offer, the Offer becomes or is declared unconditional in all respects.

ARTICLE VIII

TERMINATION

8.1                               Termination.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a)                                 by mutual written agreement of Seller and Purchaser;

(b)                                 upon written notice, by Seller or Purchaser to the other Parties, in the event that any Governmental Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Transaction shall have become final and non-appealable;

(c)                                  upon written notice, by Seller or Purchaser to the other Parties in the event that (i) after accepting an agreement containing a consent order for public comment, the FTC notifies Seller that Purchaser is not an acceptable purchaser of the Purchased Assets and Assumed Liabilities, (ii) Seller receives final written notification from the EC that it will not approve Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities, or that it will not clear the Transaction, or (iii) Seller receives written notification from CADE that the approval of Purchaser as the purchaser of the Purchased Assets and Assumed Liabilities shall not be granted; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to:  (x) Seller if Seller is in material breach of its obligations pursuant to Section 4.5 and such breach shall have been the cause of, or shall have resulted in, the applicable event set forth in the foregoing clauses (i)—(iii); or (y) Purchaser if Purchaser is in material breach of its obligations pursuant to Section 4.5 and such breach shall have been the cause of, or shall have resulted in, the applicable event set forth in the foregoing clauses (i)—(iii);

(d)                                 by either Seller or Purchaser, upon written notice to the non-terminating Parties by the terminating Party, if the Closing shall not have occurred by September 5, 2016 (the “End Date”); provided, however, that (i) to the extent the “Long Stop Date” (as defined in the Rule 2.7 Announcement) is extended as permitted under the Rule 2.7 Announcement or the Co-operation Agreement, the End Date shall be extended until the equivalent date of such extension (it being understood and agreed that in no event shall the End Date be later than October 31, 2016 without the prior written consent of Purchaser, which shall not be unreasonably withheld) and (ii) the right to terminate this Agreement under this Section 8.1(d) shall not be available to:  (x) Seller if Seller’s failure to perform any material covenant or obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or (y) Purchaser if Purchaser’s failure to perform any material covenant or obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(e)                                  by Purchaser, if there has been a material breach of any representation, warranty, covenant or agreement of Seller (either in respect of itself or Rexam) such that the condition to Closing set forth in Section 7.1(a) would not be satisfied as of such time and such breach, if curable, has not been cured by the earlier of (i) the date that is thirty (30) days after Purchaser has notified Seller in writing of such breach or (ii) the End Date (as such date may be extended pursuant to Section 8.1(d));

(f)                                   by Seller, if there has been a material breach of any representation, warranty, covenant or agreement of Purchaser such that the condition to Closing set forth in Section 7.2(a) would not be satisfied as of such time and such breach, if curable, has not been cured by the earlier of (i) the date that is thirty (30) days after Seller has notified Purchaser in writing of such breach or (ii) the End Date (as such date may be extended pursuant to Section 8.1(d));

(g)                                  by Seller, if Purchaser provides the notice pursuant to Section 4.2 by the applicable time required therein; or

(h)                                 immediately, without action of any Party, if the Rexam Transaction is terminated, withdrawn or lapses.

8.2                               Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party except: (i) as set forth in Section 4.3(b), Section 4.3(c), Section 4.18(e), this Section 8.2 and Article XI; and (ii) that nothing herein shall relieve Seller or Purchaser from liability for any willful breach of this Agreement occurring prior to such termination, in which case the other non-breaching Party shall be entitled to all rights and remedies available at law or equity.  For purposes of this Section 8.2, “willful breach” or “willfully breached” shall mean a deliberate act or a deliberate failure to act by a Party, which act or failure to act (A) constitutes, in and of itself, a material breach of this Agreement and (B) such Party knew would prevent or materially delay, or knew the likely effect of which material breach was to prevent or materially delay, the Closing or the Financing from occurring.  If this Agreement is terminated and the Transaction is abandoned pursuant to Section 8.1(e) or Section 8.1(h) (if the Rexam Transaction is terminated, withdrawn or lapses as a result of Seller invoking a condition relating to Anti-trust Material Adverse Effect or a breach by Seller of the Co-operation Agreement or of any undertaking of Seller set forth in the Rule 2.7 Announcement), then, without prejudice to or limitation of any other rights or remedies which may be available to Purchaser or its Affiliates, concurrently with the termination of this Agreement by Seller or within two (2) Business Days following the termination of this Agreement by Purchaser, Seller shall promptly reimburse Purchaser all documented costs, fees and expenses incident to the Financing (including all reasonable fees and expenses of legal counsel, accountants and other advisors and all rating agency fees, printing expenses, escrow agent fees and the amount of any premium or penalty paid or broken funding costs incurred in connection with the release and return of escrowed funds to bond holders or lenders); provided that in no event shall the payment to be made by Seller pursuant to this sentence exceed $100 million; provided, that Seller shall not be required to reimburse Purchaser if the Rexam Transaction is terminated, withdrawn or lapses because the FTC, the EC or CADE fails to approve Purchaser as a suitable purchaser of the Purchased Assets and Assumed Liabilities or fails to approve the terms of this Agreement.

ARTICLE IX

INDEMNIFICATION AND SURVIVAL

9.1                               Survival of Representations, Warranties, Covenants and Agreements.  The representations and warranties of Seller and Purchaser contained in this Agreement shall survive the Closing for a period of fifteen (15) months following the Closing Date; provided, however that (1) the representations and warranties of (A) Seller contained in Sections 2.1, 2.2, 2.3(a) and 2.19 (collectively, the “Seller Fundamental Representations”) and (B) Purchaser contained in Sections 3.1, 3.7 and 3.8 (collectively, the “Purchaser Fundamental Representations”) shall survive indefinitely, (2) the representations and warranties of Seller contained in Section 2.18 (Taxes) shall survive the Closing until ninety (90) days after the expiration of the relevant statute of limitations (including any extensions thereof, whether automatic or permissive), and (3) any representation or warranty or covenant or agreement that would otherwise terminate shall continue to survive, with respect to such claim only, if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under this Article IX on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX; provided, however, that the covenants and agreements of Seller and Purchaser with respect to indemnification for Taxes shall survive the Closing Date until ninety (90) days following the expiration of the applicable statutory periods of limitations for the assessment and collection of Tax (or, if written notice of a good faith claim for indemnification shall have been duly given prior to such time, until the final resolution of such claim).  The other covenants and agreements of Seller and Purchaser that contemplate actions to be taken or not taken, in respect of Seller, Purchaser and Rexam, or obligations in effect after the Closing, shall survive in accordance with their terms.  The covenants and agreements of Seller or Purchaser that contemplate actions to be taken or not taken prior to the Closing shall terminate as of twelve (12) months following the Closing.

9.2                               Indemnification.

(a)                                 Subject to the provisions of this Article IX, from and after the Closing, Seller shall indemnify Purchaser and its Affiliates and its and their officers, directors, agents, successors and assigns (collectively, the “Purchaser Indemnitees”) in respect of, and hold them harmless from and against, (i) any and all Losses suffered, incurred or sustained by a Purchaser Indemnitee by reason of or resulting from (A) any breach of any representation or warranty of Seller (either in respect of itself or Rexam) in this Agreement at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date) (in each case, without giving effect to any limitations or qualifications as to “materiality” (including the word “material”), Business Material Adverse Effect or Adverse Effect set forth therein) or (B) nonfulfillment of or failure to perform any covenant or agreement on the part of Seller (either in respect of itself or Rexam) contained in this Agreement, (ii) the Excluded Assets and the Excluded Liabilities, (iii) subject to the limitations set forth in Section 9.5, Seller-Indemnified On-Site Environmental Liabilities, (iv) Losses or Taxes, as applicable, directly resulting from actions taken by Seller, Rexam or any of their respective Affiliates in order to effect the Restructuring to the extent provided in Section 1.7 or Section 4.16, whether such Losses or Taxes arise prior to, on or after the Closing Date, (v) any and all Taxes that are the responsibility of Seller under Article VI, and (vi) any and all Liabilities arising out of or relating to the Purchased Entity Guarantees; provided, however, that (1) Seller shall have no liability under Section 9.2(a)(i)(A) as a result of the breach of or inaccuracy in any such representation or warranty to the extent that Purchaser had actual knowledge that such representation or warranty was untrue or incorrect prior to the date of this Agreement, (2) with respect to indemnification by Seller for any claim pursuant to Section 9.2(a)(i)(A) (other than any Seller Fundamental Representation), (X) no claim shall be deemed to have occurred unless the amount of Losses with respect thereto exceeds $100,000, (Y) Seller shall not be liable unless the aggregate amount of Losses for all such claims exceeds an amount equal to 0.5% of the Purchase Price and then only to the extent of such excess and (Z) Seller’s maximum liability for all such claims shall not exceed an amount equal to 1% of the Purchase Price in the aggregate, and (3) in no event shall the aggregate amount of Losses for which Seller is obligated to indemnify the Purchaser Indemnitees under this Article IX (other than Section 9.2(a)(ii) and Section 9.2(a)(v)) exceed an amount equal to 50% of the Purchase Price; provided, further, that the limitations set forth in subsections (1) and (2) in this Section 9.2(a) shall not apply to any Loss to the extent such Loss results from Seller’s, Rexam’s or their respective Affiliates’ fraud, and any indemnifiable amounts arising from such Loss shall not be counted against the limits set forth in subsection (2).

(b)                                 Subject to the provisions of this Article IX, from and after the Closing, Purchaser shall indemnify Seller and its Affiliates and its and their officers, directors, agents, successors and assigns (collectively, the “Seller Indemnitees”) in respect of, and hold them harmless from and against, (i) any and all Losses suffered, incurred or sustained by a Seller Indemnitee by reason of or resulting from (A) any breach of any representation or warranty of Purchaser in this Agreement at and as of the Closing as though made at and as of such time (or, if made as of a specific date, at and as of such date) (in each case, without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or material adverse effect set forth therein) or (B) nonfulfillment of or failure to perform any covenant or agreement on the part of Purchaser contained in this Agreement, (ii) the Assumed Liabilities, including Seller-Indemnified On-Site Environmental Liabilities (except with respect to the latter, Purchaser shall have no obligation to indemnify Seller to the extent Purchaser Indemnitees have a right of indemnification pursuant to Section 9.2(a), taking into account any limitations on such right set forth in this Article IX), (iii) the ownership or operation of the Purchased Assets or the Business after the Closing Date, (iv) all Taxes that are the responsibility of Purchaser under Article VI and (v) any and all Liabilities arising out of or relating to the Seller Guarantees; provided, however, that Purchaser shall have no liability under this Section 9.2 as a result of the breach of or inaccuracy in any such representation or warranty to the extent that Seller had actual knowledge that such representation or warranty was untrue or incorrect prior to the date of this Agreement.

(c)                                  The indemnity obligations of the Parties under this Article IX (other than, except as specifically provided in Section 9.2(c)(vi), any indemnity obligations with respect to Taxes that are the responsibility of Seller under Article VI) shall be subject to, and further limited by, the provisions as set forth in this Section 9.2(c).

(i)                                     No indemnity shall be payable under this Article IX with respect to Losses for which the Indemnified Party has not provided the Indemnifying Party a Claim Notice or Indemnity Notice, as applicable, with respect to such claim, setting forth in reasonable detail the specific facts and circumstances pertaining thereto as soon as practical following the time at which the Indemnified Party discovered or reasonably should have discovered such claim.  The failure to give such written notice as soon as practical shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party has been materially prejudiced by reason of such failure.

(ii)                                  Each of the Parties shall use its commercially reasonable efforts to take all actions as may be reasonably required or necessary to mitigate, to the extent practicable, Losses in connection with claims for which a Purchaser Indemnitee or a Seller Indemnitee, as the case may be, seeks indemnification under this Article IX.

(iii)                               Seller shall have no indemnity obligations under this Article IX for Losses to the extent such Losses are reflected as a Liability of the Business included in the Audited Financial Statements or the Pro Forma Financial Statements or are otherwise taken into account for purposes of Section 1.6.

(iv)                              No Indemnifying Party shall have any indemnity obligations for special or punitive damages to the extent awarded against an Indemnified Party in connection with a Third Party Claim.

(v)                                 Except for fraud or as provided in Section 1.7, Section 4.4, Section 4.9(d), Section 4.10(d), Section 4.11, Section 4.15, Section 4.16, Section 4.18(e), Section 5.1, Article VI, Section 8.2 and Section 11.10, from and after the Closing, the rights and remedies set forth in this Article IX shall constitute the sole and exclusive rights and remedies of the Parties with respect to this Agreement, the events giving rise to this Agreement and the Transaction.  Without limiting the generality of the foregoing, no Party shall have any rights to set-off indemnifiable Losses pursuant to this Article IX against other obligations owed to any other Party. Without limiting the foregoing, Purchaser, for itself and its Affiliates, does hereby irrevocably release, hold harmless and forever discharge Seller and its Affiliates from any and all Liabilities arising pursuant to Environmental Law or with respect to Hazardous Materials resulting from or arising out of or in connection with the Purchased Assets except for fraud or the remedies expressly set forth in this Agreement.  In furtherance of, but subject to, the foregoing, Purchaser, for itself and on behalf of its Affiliates, hereby irrevocably waives any and all rights and benefits with respect to such Liabilities that it now has, or in the future may have conferred upon it by virtue of any Law or common law principle, in each case, which provides that a general release does not extend to claims which a party does not know or suspect to exist in its favor at the time of executing the release, if knowledge of such claims would have materially affected such party’s settlement with the obligor.  In connection with the foregoing, Purchaser hereby acknowledges that it is aware that factual matters now unknown to it and Seller or any of their respective Affiliates may have given, or hereafter may give, rise to Liabilities arising under Environmental Laws or with respect to Hazardous Materials, and Purchaser further agrees that the release set forth in this Section 9.2(c)(v) has been negotiated and agreed upon in light of that awareness, and Purchaser, for itself and its Affiliates, nevertheless hereby intends irrevocably to release, hold harmless and forever discharge Seller and its Affiliates from all such Liabilities except for fraud or the remedies expressly set forth in this Agreement.

(vi)                              No indemnity shall be payable under this Article IX with respect to Taxes (A) that have been paid by Seller or its Affiliates to the appropriate Taxing Authority prior to the Closing Date, (B) that result from any transactions undertaken on the Closing Date after the Closing by Purchaser or any of Purchaser’s Affiliates (including, following the Closing, the Purchased Entities) outside the ordinary course of business for such entities and not already contemplated by this Agreement (including the Restructuring), (C) that would not have resulted but for any non-compliance of Purchaser with any of its obligations under this Agreement, (D) to the extent such Taxes are actually paid by, or obtained from, third parties, (E) that result from any change enacted after the Closing Date in the applicable Tax rates with respect to any Pre-Closing Tax Period, (F) for which a Tax Benefit (not otherwise reflected in the Audited Financial Statements or taken into account in determining the Purchase Price) of a Purchased Entity is carried over from a Pre-Closing Tax Period to a Post-Closing Tax Period and is available to set off or use against any liability for such Taxes of the same type and character for which such Tax Benefit relates, or (G) that are treated as arising to Seller or any Affiliate of Seller (other than any Purchased Entities) as a result of a Degrouping Election pursuant to Section 6.4(b) or would have been so treated but for a failure by Purchaser or any Affiliate of Purchaser (including any Purchased Entity) to enter into a Degrouping Election upon a request by Seller pursuant to Section 6.4(b).

9.3                               Indemnity Procedures.  All claims for indemnification by any Indemnified Party under Section 9.2 (other than claims for indemnification with respect to Taxes, which shall be governed exclusively by Article VI) shall be asserted and resolved as set forth in this Section 9.3.

(a)                                 In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 9.2 is asserted against or sought to be collected from such Indemnified Party by a Person other than Seller, Purchaser or any Affiliate of Seller or of Purchaser (a “Third Party Claim”), the Indemnified Party shall promptly deliver a Claim Notice to the Indemnifying Party.  With respect to any Third Party Claim, the Indemnifying Party shall have the right to control the defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense, including the right to settle such Third Party Claim, if the Indemnifying Party gives notice of its intention to do so to the Indemnified Party within five (5) Business Days of the receipt of notice from the Indemnified Party of such Third Party Claim; provided, however, that if the proposed settlement provides for relief other than the payment of money damages, the Indemnifying Party may settle such Third Party Claim only with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that if there exists a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party, upon consultation with legal counsel, for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the sole cost and expense of the Indemnifying Party.  The Indemnified Party shall cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim, including in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the

Indemnifying Party or any of its Affiliates).  The Indemnified Party may, at its sole cost and expense, retain separate counsel to participate in, but not control, any defense or settlement of any Third Party Claim.  The Indemnified Party shall be entitled to retain, at the sole cost and expense of the Indemnifying Party, its own counsel to control or participate in any Third Party Claim if the Indemnified Party reasonably determines that the Indemnifying Party fails to defend appropriately such Third Party Claim.

(b)                                 If the Indemnifying Party elects not to defend such Third Party Claim or fails to notify the Indemnified Party in writing of its election to defend as provided in Section 9.3(a), the Indemnified Party may pay, compromise or defend such Third Party Claim and seek indemnification under Section 9.2 for any and all Losses based upon, arising from or relating to such Third Party Claim; provided, however, that if any proposed settlement provides for relief other than the payment of money damages, the Indemnified Party may settle such Third Party Claim only with the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(c)                                  In the event any Indemnified Party should have a claim under Section 9.2 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly deliver an Indemnity Notice to the Indemnifying Party.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party has been materially prejudiced by reason of such failure.

(d)                                 In the event of any claim for indemnity under Section 9.2, the Indemnified Party agrees to give the Indemnifying Party and its Affiliates and their respective Representatives reasonable access to the Books and Records will use reasonable efforts to provide reasonable access to employees of the Business and the Purchased Entities in connection with the matters for which indemnification is sought, to the extent the Indemnifying Party reasonably deems necessary in connection with its rights and obligations under this Article IX.

9.4                               Tax Effect.

(a)                                 The amount of any Loss or Taxes for which indemnification is provided under this Article IX shall be reduced to take account of any net Tax Benefit actually realized in the year of the loss or in the succeeding three (3) taxable years by the Indemnified Party arising from the incurrence or payment of any such Loss.

(b)                                 Any amounts paid pursuant to this Article IX shall be considered an adjustment to the Purchase Price to the extent allowed under applicable Law.  Purchaser and Seller, and each of their respective Affiliates, shall prepare and file, and cause their Affiliates to prepare and file, Tax Returns (and if applicable, accounting documents) consistent with the treatment described in the foregoing sentence.  The indemnities expressed to be given in favor of (i) the Purchaser Indemnitees under Section 9.2(b), and (ii) the Seller Indemnitees under Section 9.2(c), shall, to the extent the relevant Purchaser Indemnitee or the relevant Seller Indemnitee is a Person subject to United Kingdom corporation tax, so far as possible be treated as indemnities in favor of (i) Purchaser, and (ii) Seller, only and payments in respect of such indemnities shall be made as between Seller and Purchaser only.

9.5                               Additional Provisions Related to Indemnification for Seller-Indemnified On-Site Environmental Liabilities and Breach of Section 2.15.

(a)                                 Application.  For the avoidance of doubt, the provisions of Sections 9.2(c) and 9.3 of this Agreement shall also apply to claims for indemnification related to Seller-Indemnified On-Site Environmental Liabilities.  To the extent that a Purchaser Indemnitee makes a claim pursuant to Section 9.2(a)(i)(A) for breach of the representations set forth in Section 2.15, the provisions of this Section 9.5 (other than Sections 9.5(b) and 9.5(c)) shall be applicable to such claim.

(b)                                 Baskets and Caps.  With respect to indemnification by Seller for any claim pursuant to Section 9.2(a)(iii), (i) no claim shall be deemed to have occurred unless the amount of Losses with respect thereto exceeds $100,000 and (ii) Seller shall not be liable unless the aggregate amount of Losses for all such claims exceeds an amount equal to 1% of the Purchase Price (the “Aggregate Environmental Basket”) and then only to the extent of the amount of Losses in excess of such aggregate basket.  For purposes of clarification, matters that are not subject to indemnification because the Losses incurred with respect to such matters do not exceed $100,000 shall not be counted towards the Aggregate Environmental Basket.  Seller’s maximum liability for all claims arising pursuant to Section 9.2(a)(iv) shall not exceed an amount equal to 5% of the Purchase Price in the aggregate.

(c)                                  Survival.  The right of Purchaser Indemnitees to make a claim for indemnification pursuant to Section 9.2(a)(iii) shall survive the Closing for a period of thirty-six (36) months following the Closing Date (“Environmental Indemnity Survival Date”).  A claim for indemnification pursuant to said section will continue to survive only if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under this Article IX or prior to the Environmental Indemnity Survival Date; provided, however, that if the Aggregate Environmental Basket is not exceeded by the Environmental Indemnity Survival Date, Seller shall have no indemnification obligations for any claims with respect to Seller-Indemnified On-Site Environmental Liabilities.

(d)                                 Other Limitations on Indemnification.  The following principles, terms and limitations shall apply to any claims for indemnification with respect to Seller-Indemnified On-Site Environmental Liabilities or related claims for breach of the representations set forth in Section 2.15:

(i)                                     If the cost of investigation or remediation of actual or alleged contamination of the Business Real Properties, or the cost of correcting a non-compliance with Environmental Law that is subject to indemnity, is increased due to the actions or omissions by or on behalf of any Person other than Seller, its Affiliates, their respective Representatives or any Person for which or whom Seller or any of its Affiliates or Representatives is responsible, Seller shall not be responsible to the extent of any such increase in costs incurred.

(ii)                                  Seller shall only be obligated to indemnify Purchaser Indemnitees for fines or penalties arising out of actual or alleged noncompliance with Environmental Laws accruing during the period prior to the Closing Date or for expenditures made or actions taken by Purchaser Indemnitees to achieve compliance with applicable Environmental Laws, to the extent the operations at the Business Real Property were not in compliance on the Closing Date, and shall in no event be liable (A) for any Losses arising out of any expenditures made or actions taken by any Purchaser Indemnitee to maintain compliance with applicable Environmental Laws based on circumstances arising after the Closing Date; (B) for expenditures that are not commercially reasonable, taking into account the obligation to come into compliance with applicable Environmental Law or, subject to the express written consent of Seller at Seller’s sole discretion, improve the Business Real Property in a manner that goes beyond what is required to bring said assets into compliance with applicable Environmental Law for the purpose of providing an economic benefit to a Purchaser Indemnitee; or (C) for operating costs relating to the ongoing operation of the Business at the Business Real Property, provided, for purposes of clarification, that this limitation does not apply to the costs incurred to correct the noncompliance that is the subject to indemnification hereunder.

(iii)                               Seller shall not be responsible for any Losses, including costs of investigation and remediation of properties impacted by Hazardous Materials, to the extent such Losses are incurred due to (A) actions that are not required by applicable Environmental Law or any demand, claim, action, suit, directive or order of a Governmental Authority or any third party, unless such actions are undertaken with the express written consent of Seller at Seller’s sole discretion; (B) any change in Environmental Laws or written interpretation thereof by the applicable Governmental Authority, in either case, after the Closing Date; (C) the closure of any Business Real Property after the Closing Date; (D) any change in the use of the Business Real Property after the Closing Date that would trigger investigation or remediation obligations or would result in the imposition of a more stringent remediation standard; or (E) any investigation or remediation that is conducted to achieve compliance in excess of the least stringent applicable remediation standard, consistent with the manufacturing operations at the Business Real Property in effect as of the Closing Date.  Seller shall not be liable for any operating costs associated with post-remedial monitoring (excluding such monitoring that is implemented to verify that a remedial activity has achieved compliance with applicable remediation standards, prior to entering into a long-term post-remedial phase) and operations and maintenance after completion of a remediation of any environmental media.  To the extent necessary to implement the foregoing, Purchaser Indemnitees shall agree to appropriate deed restrictions and engineering controls that prohibit uses of the property that are inconsistent with the least stringent remediation standard and limit exposure to contaminants that are allowed to remain in place.

(iv)                              Seller shall not be responsible for costs for investigation, remediation, corrective actions or other Losses arising out of or related to any investigation of soil or groundwater that any Purchaser Indemnitee voluntarily initiates, performs or causes to be performed by any Person or Governmental Authority, if such investigation is not required by any Environmental Law or demanded or required by a Governmental Authority, or is not a prudent response (without consideration of the indemnity provided hereunder) to a demand or claim by a third party.

(v)                                 Seller shall not be responsible for any Losses arising as a result of any matter as to which a Purchaser Indemnitee has initiated contact with a Governmental Authority if the principal, but not necessarily exclusive, reason for the contact is to identify, enhance or accelerate a claim for indemnification pursuant to this Agreement.

(vi)                              If any Purchaser or Affiliate of Purchaser sells any Business Real Property and the right of Purchaser Indemnitees to indemnification with respect to On-Site Environmental Liabilities has not terminated in accordance with the terms of this Section 9.5 or Section 9.2(a)(i)(A) for breach of the representations set forth in Section 2.15, Purchaser shall or shall cause said Affiliate to include Section 9.5(d)(iii) or equivalent language in the purchase and sale agreement and shall indemnify, defend and hold harmless Seller Indemnitees for any Losses incurred by Seller Indemnitees due to the failure to comply with this obligation.

(vii)                           Seller shall not be obligated to indemnify Purchaser Indemnitees for any costs and expenses associated with Purchaser Indemnitees’ oversight of Seller’s performance of its defense and indemnity obligations, and Seller shall not be obligated to indemnify Purchaser Indemnitees for any internal costs attributed to the time spent on an indemnified matter by any of Purchaser Indemnitees.

(e)                                  Control of Investigation or Remediation.

(i)                                     With respect to any matter subject to indemnification by Seller that relates to the investigation or remediation of any Release of Hazardous Materials at or from the Business Real Property, Seller shall have the right, but not the obligation, to take the lead and implement any such investigation or remediation.  Seller shall promptly provide copies to Purchaser of all notices, correspondence, draft reports, submissions, work plans, and final reports and shall give Purchaser a reasonable opportunity (at Purchaser’s own expense) to comment on any submissions Seller intends to deliver or submit to the appropriate regulatory body prior to said submission.  Purchaser may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the investigation or remediation, including any field work undertaken by Seller, and Seller shall provide Purchaser with the results of all such field work.  Notwithstanding the above, Purchaser shall not take any actions that shall unreasonably interfere with Seller’s performance of the investigation, remediation and/or containment.  Seller shall undertake any such work required herein in a manner designed to minimize any disruption with the conduct of operations at the property.  Purchaser shall allow Seller and its Affiliates and their respective Representatives reasonable access upon reasonable advance notice to the Business Real Property to conduct any of the work contemplated herein and shall fully cooperate with Seller in the performance of the investigation, remediation or containment, including, but not limited to, providing Seller and its Affiliates and their respective Representatives with reasonable access to employees and documents as necessary.

(ii)                                  If Seller declines to undertake the performance of an investigation and remediation hereunder, Purchaser shall be entitled to control the investigation and remediation.  Purchaser shall promptly provide copies to Seller of all notices, correspondence, draft reports, submissions, work plans, and final reports and shall give Seller a reasonable opportunity to comment on any submissions Purchaser intends to deliver or submit to the appropriate regulatory body prior to said submission.  Seller may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the investigation and remediation, including any field work undertaken by Purchaser, and Purchaser shall provide Seller with the results of all such field work.  Notwithstanding the above, Seller shall not take any actions that shall unreasonably interfere with Purchaser’s performance of the investigation and remediation.  Seller’s decision to allow Purchaser to undertake investigation and remediation hereunder shall not limit or affect Seller’s obligation to indemnify Purchaser for said investigation and remediation as otherwise provided in this Agreement, including the limits on said obligation as set forth in this Section 9.5.

9.6                               Insurance Offset.  If the amount of any indemnifiable Losses, at any time following the payment of an indemnification obligation, is offset or reduced by the payment of any insurance proceeds, the amount of such insurance proceeds, less any costs, expenses, premiums or Taxes incurred in connection therewith (including but not limited to any future increase in insurance premiums, retroactive premiums, costs associated with any loss of insurance and replacement thereof or self-insured component of such insurance coverage) shall be promptly repaid to the Indemnifying Party.

ARTICLE X

DEFINITIONS

10.1                        Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“2006 UK Tax Dispute” means the HM Revenue and Customs (“HMRC”) U.K. income tax examination of the 2006 tax year of Ball (UK) Holdings Ltd. currently in progress.  Ball (UK) Holdings Ltd. has appealed the decision made by HMRC to the First-tier Tribunal with a hearing currently scheduled in early December 2016.

“2017 Actual Volume” has the meaning ascribed to such term in Section 1.15(c).

“2017 Actual Volume Report” has the meaning ascribed to such term in Section 1.15(c).

“2017 Volume Shortfall Amount” has the meaning ascribed to such term on Schedule 10.1(s).

“2017 Volume Surplus Amount” has the meaning ascribed to such term on Schedule 10.1(s).

“2017 Volume Threshold Amount” has the meaning ascribed to such term on Schedule 10.1(s).

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables to the extent (and solely to the extent) related to the Business as of the Closing arising out of the sale or other disposition of goods or services of the Business prior to the Closing.

“Acquisition Sub” has the meaning ascribed to such term in the Recitals herein.

“Acting in Concert” has the meaning ascribed to “acting in concert” in the UK City Code on Takeovers and Mergers.

“Action” means any action, suit, proceeding, arbitration or Governmental Authority investigation.

“Adverse Effect” has the meaning ascribed to such term in Section 2.1.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.  For purposes of this definition, a Person shall be deemed to control another Person if it owns or controls fifty percent (50%) or more of the voting equity of the other Person (or other comparable ownership if the Person is not a corporation).  As used in this Agreement, except where specified otherwise, the term “Affiliate” shall (i) with respect to Seller, for all periods prior to the Closing, include each applicable Purchased Entity, (ii) with respect to Rexam, for all periods prior to the Closing, include each applicable Purchased Entity and (iii) with respect to Purchaser, for all periods following the Closing, include each Purchased Entity.

“Aggregate Environmental Basket” has the meaning ascribed to such term in Section 9.5(b).

“Agreement” means this Equity and Asset Purchase Agreement, the Seller Disclosure Letter and the Exhibits and Schedules hereto, as amended, modified or supplemented from time to time.

“Ancillary Agreements” means the Mutual Transition Services Agreements, the Assignment and Assumption Agreement and Bill of Sale, any Foreign Acquisition Agreement(s), any Lease Assignment and Assumption Agreement(s) and the Brazilian Ends Supply Agreement.

“Anti-trust Material Adverse Effect” has the meaning ascribed to such term in Article V (Definitions) of the Rule 2.7 Announcement.

“Apportionment Principles” has the meaning ascribed to such term in Section 1.10(c).

“Approvals” has the meaning ascribed to such term in Section 1.13(a).

“Arbiter” has the meaning ascribed to such term in Section 1.6(e).

“Assignment and Assumption Agreement and Bill of Sale” has the meaning ascribed to such term in Section 1.12(a)(iv).

“Assumed Liabilities” has the meaning ascribed to such term in Section 1.3.

“Audited Financial Statements” has the meaning ascribed to such term in Section 2.7(a).

“Available Financial Information” means (i) the Audited Financial Statements, (ii) unaudited financial statements as of and for the three months ended March 31, 2016 and for all subsequent quarterly periods until the Closing Date, in each case and for each financial statement to the extent reasonably essential to consummate the Financing and available without unreasonable effort and expense (other than expenses reimbursed or indemnified under this Agreement), representing the combined balance sheet, combined statement of income and cash flows and other related statements of that portion of the Business owned by (x) the Rexam Entities and (y) the Seller Entities and the Purchased Entities directly or indirectly owned by Seller Entities, prepared, in the case of each of clauses (x) and (y), in accordance with GAAP or IFRS, as the case may be, which shall be reviewed by the applicable auditors in accordance with IAS 34 or equivalent and an unaudited combined balance sheet and combined income statement prepared on a pro forma basis to give effect to the business combination representing the Business, and (iii) any other financial information (and related management discussion and analysis prepared in connection therewith) solely with respect to the Purchased Assets, solely to the extent that such financial information (and related management discussion and analysis, if applicable), is reasonably essential to consummate the Financing and available without unreasonable effort and expense (other than expenses reimbursed or indemnified under this Agreement).

“Back-to-Back Business Hedge” has the meaning ascribed to such term in Section 4.22(a).

“Base Purchase Price” means $3,420,000,000.

“Books and Records” means all files, documents, instruments, papers and other books and records exclusively relating to the Business, including financial statements and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, customer and supplier lists, operating plans and environmental studies and plans.

“Brazilian Ends Supply Agreement” means the form of Brazilian Ends Supply Agreement attached hereto as Exhibit I.

“Business” means the business of manufacturing, selling and distributing two-piece metal beverage cans and ends as conducted on the date of this Agreement as contemplated to be conducted through the Business Real Property taking into account the anticipated effects of the Restructuring (unless the applicable context refers to the Business as of a specific date or time period, in which case as conducted on such date or during such time period).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the city of Chicago, Illinois, or London, United Kingdom or Luxembourg City, Luxembourg.

“Business Employees” means (i) any employee of a Purchased Entity; and (ii) any employee of a Seller Entity or Rexam Entity who (A) is assigned to and works wholly or mainly in the Business as of the Closing or (B) is named on Schedule 10.1(a)-1, including in all cases of the foregoing clauses (i) and (ii), any such employee who is absent from work because of any leave of absence, illness, vacation, holiday, short- or long-term disability or other paid time off, but excluding in any event any such employee who would be covered by clauses (i) and (ii) but who is identified on Schedule 10.1(a)-2.

“Business Hedge” has the meaning ascribed to such term in Section 4.22(a).

“Business IP Licenses” has the meaning ascribed to such term in Section 1.1(b)(i).

“Business IT Systems” means all IT Assets used or held for use in the operation of the Business and included in the Purchased Assets, but in each case excluding any Intellectual Property.

“Business Material Adverse Effect” means any change, effect, event, occurrence, or development that individually or in the aggregate is or would be or reasonably be expected to be materially adverse to (1) the ability of Seller or Rexam to perform their respective obligations under this Agreement and to consummate the Transaction, or (2) the business, financial condition or results of operations of the Purchased Assets or the Business, taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, a Business Material Adverse Effect under clause (2) hereof (except in the case of clauses (b) and (d) to the extent (and solely to the extent) disproportionately affecting the Purchased Assets or the Business relative to other companies in the industry and geographic regions in which the Business operates): (a) any adverse change, effect, event, occurrence or development attributable to the execution of this Agreement, the disclosure or consummation of the Transaction or the identity of Purchaser as the purchaser of the Business; (b) any change, effect, event, occurrence or development: (i) in the financial or securities markets (including interest rates, exchange rates, commodity prices), or economic, regulatory or political conditions in general; (ii) in the industries in which the Business operates in general (including those generally affecting the manufacturing, sale or distribution of cans and ends); or (iii) resulting from natural disasters, acts of war, sabotage or terrorism, or an escalation or worsening thereof; (c) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that this clause (c) shall not prevent or otherwise affect a determination that any event, circumstance, change or effect underlying such failure has resulted in, or contributed to, a Business Material Adverse Effect); (d) changes in Law or accounting standards or authoritative interpretations thereof; (e) any action expressly required to be taken pursuant to this Agreement, including the Restructuring and as required by the Monitoring Trustee; or (f) any action or inaction approved or consented to by Purchaser.

“Business Permits” has the meaning ascribed to such term in Section 2.14(b).

“Business Real Property” means, collectively, the Facilities, the Owned Business Real Property and the Leased Business Real Property.

“CADE” has the meaning ascribed to such term in the Recitals herein.

“Capped Back-to-Back Hedge Termination Loss” has the meaning ascribed to such term in Section 4.22(b).

“Cash Equivalents” means money orders, bank drafts, commercial paper, treasury bills, short-term government bonds, marketable securities (other than those set forth on Exhibit A), checks received but not yet deposited, money market funds, or any other short-term, liquid investments readily convertible into cash within 90 days.

“City Code” means the City Code on Takeovers and Mergers in the United Kingdom.

“Claim Notice” means written notification pursuant to Section 9.3 of a Third Party Claim as to which indemnity under Section 9.2 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying in reasonable detail the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 9.2, together with the estimated amount as determined in good faith of the Loss arising from such Third Party Claim.

“Clearances” has the meaning ascribed to such term in the Recitals herein.

“Closing” means the closing of the transactions contemplated by Section 1.11.

“Closing Allocation” has the meaning ascribed to such term in Section 1.10(b).

“Closing Date” has the meaning ascribed to such term in Section 1.11(a).

“Closing Purchase Price” means (i) if the Estimated Adjustment Amount is zero, the Base Purchase Price, (ii) if the Estimated Adjustment Amount is greater than zero, the sum of the Base Purchase Price plus the Estimated Adjustment Amount, or (iii) if the Estimated Adjustment Amount is less than zero, the Base Purchase Price minus the absolute value of the Estimated Adjustment Amount.

“Closing Statement” has the meaning ascribed to such term in Section 1.6(b).

“Closing Statement Methodologies” has the meaning ascribed to such term in Section 1.6(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” has the meaning ascribed to such term in Section 2.11(a)(xi).

“Commitment Letter” has the meaning ascribed to such term in Section 3.8.

“Competition/Investment Law” means any Law that is designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) antitrust, monopolization, restraint of trade or competition.

“Confidentiality Agreement” has the meaning ascribed to such term in Section 4.3(b).

“Confirmation Date” means the date falling one (1) Business Day prior to the Unconditional Date.

“Consent” means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under any Competition/Investment Law, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is legally binding, including all amendments thereto.

“Contribution Period” has the meaning ascribed to such term in Section 5.1(i)(ii).

“Conveyed Purchased Entities” means the entities set forth on Schedule 10.1(b).

“Co-operation Agreement” has the meaning ascribed to such term in the Recitals herein.

“Copyrights” has the meaning ascribed to such term in the definition of Intellectual Property herein.

“Current UK Funding Agreements” has the meaning ascribed to such term in Schedule 5.1(h).

“Customer Contracts” means any Contract in effect as of the Closing Date  between a Seller Entity, a Rexam Entity or a Purchased Entity, on the one hand, and a customer of any of the foregoing for the manufacture and supply of two-piece metal beverage cans and/or ends manufactured as of the Closing from any of the Facilities.

“Deed” has the meaning ascribed to such term in Section 1.12(b)(iv).

“Defined Benefit Plan” has the meaning ascribed to such term in Section 2.17(c).

“Degrouping Election” means an election or elections reallocating income, profits or gains arising as a consequence or in respect of, by reference to or in connection with a Purchased Entity ceasing to be a member of a group of which Seller or any of Seller’s Affiliates is also a member for any Tax purpose in form and substance satisfactory to Seller, including without limitation an election under (i) Section 792 of the UK Corporation Tax Act 2009; and (ii) Section 171A of the UK Taxation of Chargeable Gains Act 1992.

“Disputed Items” has the meaning ascribed to such term in Section 1.6(e).

“Dutch Acceptance Notice” has the meaning ascribed to such term in Section 1.9(c).

“Dutch Closing” has the meaning ascribed to such term in Section 1.11(b).

“Dutch Entities” has the meaning ascribed to such term in Section 1.9(a).

“Dutch Offer” has the meaning ascribed to such term in Section 1.9(c).

“Dutch Offer Letter” has the meaning ascribed to such term in Section 1.9(c).

“Dutch Purchase Price” has the meaning ascribed to such term in Section 1.9(c).

“Dutch Shares” has the meaning ascribed to such term in Section 1.9(a).

“EC” has the meaning ascribed to such term in the Recitals hereto.

“EC Commitments” means the commitments to the EC made on December 3, 2015 in Case No. M.7567 pursuant to Article 6(2) of the EU Merger Regulation.

“Employee Benefit Plan” has the meaning ascribed to such term in Section 2.17(a).

“Employee Representative Body” means any union, works council, employee forum or other body recognized by Seller or Rexam for any information, consultation or collective bargaining purposes.

“Encumbrance” means any encumbrance, lien, charge, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption or privilege or any agreement or other commitment, whether written or oral, to create any of the foregoing (excluding restrictions on transfer arising under securities Laws).

“End Date” has the meaning ascribed to such term in Section 8.1(d).

“Environmental Indemnity Survival Date” has the meaning ascribed to such term in Section 9.5(c).

“Environmental Laws” means any Law pertaining to: (i) the protection of the environment (including air quality, surface water, groundwater, soils, subsurface strata, sediments, drinking water, noise, natural resources and biota) or human health and safety (but only with respect to exposure to Hazardous Materials); or (ii) the use, registration, management, generation, storage, treatment, recycling, disposal, discharge, transportation, Release, threatened Release, investigation or remediation of Hazardous Materials.

“Environmental Permits” means licenses, permits, approvals, certificates, registrations, restrictions and authorizations issued by or required from any Governmental Authority, whether federal, state or local, domestic or foreign, issued under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with any Purchased Entity, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning ascribed to such term in Section 5.1(j).

“ESPP Trustee” has the meaning ascribed to such term in Section 5.1(j).

“Estimated Adjustment Amount” has the meaning ascribed to such term in Section 1.6(b).

“Excluded Assets” has the meaning ascribed to such term in Section 1.2.

“Excluded Business Contracts” has the meaning ascribed to such term in Section 1.2(n).

“Excluded Entities” has the meaning ascribed to such term in Section 1.2(c).

“Excluded Fixtures, Equipment and Tangible Personal Property” means any Fixtures, Equipment and Tangible Personal Property (i) that is set forth on Schedule 1.2(m), (ii) that is Excluded Pipeline Project Equipment or (iii) that is not Transferred Fixtures, Equipment and Tangible Personal Property or Fixtures, Equipment and Tangible Personal Property transferred indirectly via transfer of the Purchased Entities.

“Excluded Liabilities” has the meaning ascribed to such term in Section 1.4.

“Excluded Pipeline Project Equipment” means the Fixtures, Equipment and Tangible Personal Property embodying, containing, comprising or otherwise associated with any of the Excluded Pipeline Project IP, including such items set forth on Schedule 10.1(c).

“Excluded Pipeline Project IP” means all Intellectual Property associated with the pipeline projects of Seller and its Affiliates that are identified on Schedule 10.1(d).

“Excluded Taxes” means, without duplication, any and all (i) Taxes for which Seller is responsible under Article VI; (ii) Taxes for which any Purchased Entity is liable prior to Closing as a result of being a member of a group or fiscal unity filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) Taxes arising out of or resulting from any breach of any covenant or agreement of Seller contained in this Agreement; (iv) Taxes of any person imposed on any Purchased Entity as a transferee or successor, by contract or pursuant to any law or regulation, which Taxes relate to an event or transaction occurring on or before the Closing; or (v) Restructuring Taxes.

“Facilities” means the plants (including, if applicable, any on-site warehouses or other onsite buildings or structures used by the listed Facility on the same parcel of land) set forth on Schedule 10.1(e).

“FCPA” has the meaning ascribed to such term in Section 2.20.

“Final Apportionment” has the meaning ascribed to such term in Section 1.10(d).

“Financing” has the meaning ascribed to such term in Section 3.8.

“Financing Conditions Precedent” has the meaning ascribed to such term in Section 3.8.

“Financing Documents” has the meaning ascribed to such term in Section 3.8.

“Financing Marketing Materials” has the meaning ascribed to such term in Section 4.18(d)(ii).

““Financing Sources” means the Persons (including the parties to the Financing Documents, but excluding Purchaser and its Affiliates) that have committed to provide (directly or indirectly) or otherwise entered into agreements in connection with the Financing, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Financing, together with their Affiliates and representatives involved in the Financing and their successors and assigns.

“First Closing” has the meaning ascribed to such term in Section 1.11(b).

“Fixtures, Equipment and Tangible Personal Property” means all furniture, fixtures, furnishings, vehicles (including trucks, trailers, pickup trucks, forklifts and any other vehicles), equipment, machines, computers, tools, dunnage (including pallets, bags, snakewrap, chipboard, stretch film, separator sheets and strapping), spare parts and tooling, office and other supplies and other tangible personal property, but in each case excluding the Business Real Property, Inventory and any Intellectual Property.

“Foreign Acquisition Agreements” has the meaning ascribed to such term in Section 1.8.

“Foreign Closing Documents” has the meaning ascribed to such term in Section 1.12(a)(vi).

“France Acceptance Notice” has the meaning ascribed to such term in Section 1.9(b).

“France Closing” has the meaning ascribed to such term in Section 1.11(b).

“France Purchase Price” has the meaning ascribed to such term in Section 1.9(b).

“French and Spanish Entities” has the meaning ascribed to such term in Section 1.9(a).

“French and Spanish Shares” has the meaning ascribed to such term in Section 1.9(a).

“French Entities” has the meaning ascribed to such term in Section 1.9(a).

“French Offer” has the meaning ascribed to such term in Section 1.9(b).

“French Offer Letter” has the meaning ascribed to such term in Section 1.9(b).

“FTC” has the meaning ascribed to such term in the Recitals herein.

“GAAP” means accounting principles generally accepted in the United States consistently applied from period to period and throughout any period in accordance with the past practices of Seller.

“Governmental Authority” means any national, state, local, supranational or foreign government or any court of competent jurisdiction, administrative agency, board, bureau, arbitrator or arbitral body or commission or other national, state, local, supranational or foreign governmental authority or instrumentality entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered or issued by or with any Governmental Authority.

“Hazardous Materials” means pollutants, contaminants, toxic substances, hazardous substances or waste, pesticides, petroleum products, used or waste petroleum products, polychlorinated biphenyls and asbestos, greenhouse gases and any element, compound, chemical mixture or other substance that is defined or regulated under any applicable Environmental Law or determined or identified as hazardous or toxic under any applicable Environmental Law.

“HMRC” has the meaning ascribed to such term in the definition of 2006 UK Tax Dispute.

“IFRS” means the International Financial Reporting Standards and IFRS Interpretation Committee interpretations as issued by the IASB and with those parts of the UK Companies Act 2006 applicable to companies reporting thereunder, consistently applied from period to period and throughout any period in accordance with the past practices of Rexam.

“Indemnified Party” means any Person claiming indemnification under any provision of Article IX.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article IX.

“Indemnity Notice” means written notification pursuant to Section 9.3 of a claim for indemnity under Article IX by an Indemnified Party, specifying in reasonable detail the nature of and basis for such claim, together with the estimated amount as determined in good faith of the Loss arising from such claim.

“Intellectual Property” means, in any jurisdiction worldwide, all intellectual property rights of any kind, including rights in, to and concerning (a) patents, statutory invention registrations and applications for any of the foregoing (including provisional applications), and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (b) trademarks, service marks, names, corporate names, trade names, Internet domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (excluding Designs, “Trademarks”), (c) copyrights (including copyrights in software) and copyrightable subject matter (“Copyrights”), (d) software, data, databases and compilations of information, (e) confidential and proprietary information, inventions, formulas, processes, developments, technology, research, trade secrets and know-how, (f) all design rights, including industrial design rights and community design rights (“Designs”), (g) all applications and registrations for the foregoing and (h) all rights and remedies against past, present, and future infringement, misappropriation or other violation thereof.

“Intercompany Agreements” has the meaning ascribed to such term in Section 4.7(a).

“Interest in Securities” has the meaning ascribed to “interest in securities” in the UK City Code on Takeovers and Mergers.

“Interests” has the meaning ascribed to such term in Section 2.3(a).

“Interim Apportionment” has the meaning ascribed to such term in Section 1.10(c).

“Inventory” has the meaning ascribed to such term in Section 1.1(b)(ii).

“IT Assets” means copies of software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, but in each case excluding any Intellectual Property.

“Key Employees” means the key members of senior management listed on Schedule 10.1(t).

“Know-How Documentation” means copies of tangible and electronic embodiments of know-how, documentation of ideas, research and development files, laboratory notebooks and other similar tangible or electronic materials, in each case solely to the extent related to any of the Seller and Rexam Licensed IP, but in each case excluding (i) any of the foregoing to the extent related to any of the Excluded Pipeline Project IP, and (ii) any Intellectual Property.

“Knowledge of Purchaser” means the actual knowledge of the officers and employees of Purchaser listed in Schedule 10.1(f).

“Knowledge of Seller” means the actual knowledge of the officers and employees of Seller or Rexam (or their applicable Affiliates) listed in Schedule 10.1(g).

“Law” means any national, state, local, supranational or foreign law, statute, code, order, consent decree, ordinance, rule, regulation or treaty (including any Tax treaty), in each case promulgated by a Governmental Authority.

“Lease” means any real property lease or sublease of a Person.

“Lease Assignment and Assumption Agreement” has the meaning ascribed to such term in Section 1.12(a)(v).

“Leased Business Real Property” means the Real Property (or portions thereof) (other than any Facility or Owned Business Real Property) set forth on Schedule 10.1(h) that is leased or subleased by a Seller Entity, Rexam Entity or Purchased Entity as a lessee or sublessee pursuant to a Lease.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP or IFRS to be reflected in financial statements or disclosed in the notes thereto.

“Loss” means any and all damages, Liabilities, costs and expenses (including reasonable attorneys’ fees).

“Material Contracts” has the meaning ascribed to such term in Section 2.11(a).

“Monitoring Trustee” means one or more natural or legal person(s) who is/are appointed by Seller and approved by the EC in connection with Case No. M.7567 and who has/have the duty to monitor Seller’s compliance with the conditions and obligations attached to the EC’s decision in Case No. M.7567, and likewise approved by CADE in Concentration Act No. 08700.006567/2015-07 and by the FTC in Case No. 2015-0706, currently ING Bank NV London Branch for the EC and CADE.

“Multiemployer Plan” has the meaning ascribed to such term in Section 5.1(i).

“Mutual Transition Services Agreement” has the meaning ascribed to such term in Section 4.12.

“National Collective Bargaining Agreement” means any collective bargaining agreement, works council agreement or similar agreement with any union, works council or other Employee Representative Body that is nationally applicable or required by applicable Law.

“Net Debt” means, as of any specified date, the amount calculated using the formula for line item 8 set forth on Exhibit A, with each of the line items therein determined as of such date; provided, however, that, notwithstanding the foregoing, the fixed amounts described in Notes 6, 7, 8, 9 and 12 of Exhibit A shall be used (without duplication) for the purposes of determining Net Debt as of any date on which such calculation is made hereunder.

“Net Debt/Working Capital Adjustment Amount” has the meaning ascribed to such term in Section 1.5.

“Non-Transferred Purchaser Assets” has the meaning ascribed to such term in Section 1.13(d).

“Non-Transferred Seller Assets” has the meaning ascribed to such term in Section 1.13(d).

“Non-U.S. Transferred Employee” means any Business Employee whose employment is governed by laws outside the United States and who becomes a Transferred Employee.

“Objections Statement” has the meaning ascribed to such term in Section 1.6(e).

“Off-Site Environmental Liabilities” means Liabilities at Off-Site Locations relating to the transport, disposal, recycling, reclamation, treatment, storage, Release or threatened Release of Hazardous Materials that originated from the Business Real Property, and any agreement, decree, judgment, or order relating to the foregoing.

“Off-Site Location” means any location other than: (i) the Business Real Property; and (ii) any Real Property that is adjacent to or in the vicinity of a Business Real Property that has been impacted by a Release from such Business Real Property.

“Offer” means, if the Rexam Transaction is implemented by way of a “takeover offer,” as defined in Chapter 3 of Part 28 of the UK Companies Act 2006, including any adjournment thereof, the offer to be made by or on behalf of Seller to acquire the entire issued and to be issued share capital of Rexam and, where the context admits, any subsequent revision, variation, extension or renewal of such offer.

“Offer Employee” means any Business Employee who is not, or as of immediately prior to Closing will not be, an employee of a Purchased Entity and whose contract of employment does not automatically transfer to Purchaser or any of its Affiliates as a result of the Transaction pursuant to the Transfer Regulations or other applicable Law.

“On-Site Environmental Liabilities” means the following Liabilities relating to the Business Real Property: (i) actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Environmental

Permits, including fines and penalties relating to such violations and the costs and expenses of bringing the Facilities into compliance and including, for purposes of clarification, violations of or noncompliance with applicable Environmental Laws relating to the sale of products or substances produced by such Business Real Property, including, as amended or supplemented, California’s Safe Drinking Water and Toxic Enforcement Act of 1986 (Proposition 65) and The European Union Regulation concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (EC 1907/2006) l; (ii) obligations arising under or pursuant to any applicable Environmental Law or Environmental Permit; (iii) the presence of Hazardous Materials (including asbestos-containing materials) or the introduction of Hazardous Materials to the environment at, in, on, under or migrating to or from any Business Real Property, including Liabilities relating to, resulting from or arising out of the investigation, remediation, or monitoring of such Hazardous Materials; (iv) natural resource damages, property damages, personal or bodily injury or wrongful death relating to the presence of or exposure to Hazardous Materials (including asbestos-containing materials), at, in, on, under or migrating to or from any of the Business Real Property; and (v) any agreement, decree, judgment, or order relating to the foregoing.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to: (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person; or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

“Other Business Hedge” has the meaning ascribed to such term in Section 4.22(c).

“Owned Business Real Property” means the Real Property (or portion thereof) (other than any Facility or Leased Business Real Property) set forth on Schedule 10.1(j) in which a Seller Entity, Rexam Entity or Purchased Entity has fee title (or the jurisdictional equivalent).

“Parties” has the meaning ascribed to such term in the Preamble herein.

“Patents” has the meaning ascribed to such term in the definition of Intellectual Property herein.

“Permit” means permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Permitted Encumbrance” means the following Encumbrances: (a) Encumbrances for Taxes, assessments or other governmental charges or levies that are not yet due and payable or due but not delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP or IFRS, as applicable; (b) statutory Encumbrances of landlords and Encumbrances of carriers, warehousemen, mechanics, materialmen, repairmen and other Encumbrances imposed by Law for amounts not yet due or due but not delinquent or being contested in good faith by appropriate proceedings; (c) Encumbrances incurred or deposits made to a Governmental Authority in connection with a Permit; (d) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) recorded or unrecorded easements, rights-of-way, covenants, conditions, restrictions, licenses, reservations, subdivisions, and other charges or encumbrances or defects of title of any kind or rights of others for rights-of-way, utilities and other similar purposes; (f) Encumbrances not created by the Purchased Entities that affect the underlying fee interest of any Leased Business Real Property; (g) Encumbrances incurred in the ordinary conduct of the Business securing obligations or liabilities that are not individually or in the aggregate material to the relevant asset or property; (h) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records or as would be disclosed on a current title commitment, abstract, or similar report; (i) all licenses and covenants not to assert with respect to Intellectual Property, (j) zoning, building, subdivision, land use, environmental regulations and other similar restrictions or requirements; (k) Encumbrances resulting from any facts or circumstances caused by Purchaser or its Affiliates; (l) any set of facts an accurate up-to-date survey would show; (m) Leases affecting the Owned Business Real Properties or Leased Business Real Properties and entered into in the ordinary course of Business; and (n) the Encumbrances set forth on Schedule 10.1(k); in the case of each of clauses (e), (f) and (j), which do not materially impair the use of the property subject to such Encumbrance for the Business as currently conducted.

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority or any other entity.

“Post-Closing Statement” has the meaning ascribed to such term in Section 1.6(c).

“Post-Closing Tax Period” means (i) any Tax period commencing after the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period commencing with and including the day after the Closing Date.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Tax period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Preliminary Allocation” has the meaning ascribed to such term in Section 1.10(b).

“Pro Forma Financial Statements” means the pro forma combined balance sheet and related statement of income for the Business as of and for the year ended December 31, 2015 that are based on the Audited Financial Statements as adjusted to reflect the results of operations and financial condition of the Business.

“Purchase Price” has the meaning ascribed to such term in Section 1.5.

“Purchased Affiliate Interests” means those equity interests held by certain Purchased Entities as set forth on Schedule 10.1(l).

“Purchased Assets” has the meaning ascribed to such term in Section 1.1.

“Purchased CFCs” has the meaning ascribed to such term in Section 6.8.

“Purchased Entities” has the meaning ascribed to such term in the Recitals herein.

“Purchased Entity Employee” has the meaning ascribed to such term in Section 5.1(b).

“Purchased Entity Employee Benefit Plans” has the meaning ascribed to such term in Section 2.17(a).

“Purchased Entity Guarantees” has the meaning ascribed to such term in Section 4.11(b).

“Purchased Equity” means the equity interests in the Conveyed Purchased Entities to be transferred to Purchaser hereunder.

“Purchased Working Capital” has the meaning set forth on Schedule 10.1(m).

“Purchaser” has the meaning ascribed to such term in the Preamble herein.

“Purchaser Financing Party” has the meaning ascribed to such term in Section 3.8.

“Purchaser Fundamental Representations” has the meaning ascribed to such term in Section 9.1.

“Purchaser Indemnitees” has the meaning ascribed to such term in Section 9.2(a).

“Purchaser Portion of the Shared Contract Liabilities” has the meaning ascribed to such term in Section 1.13(c).

“Purchaser Volume Payment Amount” has the meaning ascribed to such term on Schedule 10.1(s).

“Purchasing Entities” has the meaning ascribed to such term in Section 3.8.

“Real Property” means all land and any buildings, structures, facilities or improvements located thereon, all fixtures permanently affixed thereto.

“Release” means release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or migration into or through the environment of any Hazardous Materials.

“Release Confirmation” has the meaning ascribed to such term in Section 4.18(d).

“Release Request” has the meaning ascribed to such term in Section 4.18(d).

“Relevant Certain Funds Conditions Precedent” means

(i)                                     (x) no Certain Funds Event of Default (1) having occurred and continuing or (2) occurring as a result of the drawdown of the Credit Facilities; (y) all Major Representations being true and accurate on the date of drawdown of the Credit Facilities, and (z) the payment in full (or the delivery of irrevocable instructions for the payment in full) of all fees, expenses and other amounts payable under the Commitment Letter;

(ii)                                  the conditions precedent set forth in clauses (ii) and (ix) under “Specified Conditions Precedent” in the Certain Funds Conditions Schedule to the Commitment Letter; or

(iii)                               if an interim facilities agreement has been entered into in accordance with Section 4.18(b), provision of the items referred to in paragraphs 6 and 12 of Appendix 4 to the form of interim facilities agreement attached to the Financing Documents as at the date of this Agreement and fulfillment of the conditions set out in clauses 3.1(b), (c) and (d) of such interim facilities agreement (in such form).

Capitalized terms used in this definition shall have the meanings ascribed to such terms in the Financing Documents as in effect on the date of this Agreement.

“Representatives” means the directors, officers, employees, agents or advisors (including attorneys, accountants, consultants, bankers and financial advisors) of Seller, Rexam or Purchaser and their respective Affiliates, as applicable.

“Restructuring” has the meaning ascribed to such term in Section 4.16.

“Restructuring Steps Plan” has the meaning ascribed to such term in Section 4.16.

“Restructuring Taxes” means any and all Taxes imposed in a Pre-Closing Tax Period, Straddle Period and/or a Post-Closing Tax Period with respect to any reorganizations or corporate restructurings or other transactions involving the Purchased Assets or the Purchased Entities undertaken by Seller and its Affiliates in connection with, and in furtherance of, the transactions contemplated by this Agreement and the Restructuring Steps Plan referred to herein (including any Taxes imposed with respect to any transfers of Excluded Assets or Excluded Liabilities).

“Retained Employment Liabilities” means, with respect to the Purchased Assets, (i) any and all Liabilities arising out of or relating to any employees of any Seller Entities or Rexam Entities or any of their respective Affiliates (other than the Purchased Entities) other than Transferred Business Employees; and (ii) any and all Liabilities relating to Transferred Business Employees that are incurred or arise prior to the Closing Date.

“Rexam” has the meaning ascribed to such term in the Preamble herein.

“Rexam Balance Sheet” means the audited combined balance sheet as of December 31, 2015 and December 31, 2014 of that portion of the Business owned by the Rexam

Entities (including, for purposes hereof, the Valdemorillo and Enzesfeld Facilities and related assets and liabilities to be transferred to the applicable Purchased Entities pursuant to the Restructuring).

“Rexam Entities” means all Affiliates of Rexam that transfer Purchased Assets and/or Assumed Liabilities to Purchaser pursuant to this Agreement, as set forth on Schedule 10.1(n).

“Rexam Income Statement” means the audited combined statement of income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 of that portion of the Business owned by the Rexam Entities (including, for purposes hereof, the Valdemorillo and Enzesfeld Facilities and related assets and liabilities to be transferred to the applicable Purchased Entities pursuant to the Restructuring).

“Rexam Statement of Cash Flows” means the audited combined statement of cash flows for the years ended December 31, 2013, 2014 and 2015 of that portion of the Business owned by the Rexam Entities (including, for purposes hereof, the Valdemorillo and Enzesfeld Facilities and related assets and liabilities to be transferred to the applicable Purchased Entities pursuant to the Restructuring).

“Rexam Transaction” has the meaning ascribed to such term in the Recitals herein.

“Rule 2.7 Announcement” has the meaning ascribed to such term in the Recitals herein.

“Sample Closing Statement” has the meaning ascribed to such term in Section 1.6(a).

“Sanction Hearing” means the hearing of the High Court of Justice in England and Wales at which Rexam will seek an order sanctioning the Scheme, pursuant to Section 899 of the UK Companies Act 2006 including any adjournment thereof.

“Scheme” means a scheme of arrangement proposed to be made under Sections 895 to 899 of the UK Companies Act 2006 between Rexam and its shareholders, the principal terms of such scheme being set out in the announcement of Seller’s firm intention to effect the Rexam Transaction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning ascribed to such term in Section 3.5.

“Seller” has the meaning ascribed to such term in the Preamble herein.

“Seller and Rexam Licensed IP” has the meaning ascribed to such term in Section 4.10(a).

“Seller and Rexam Marks” has the meaning ascribed to such term in Section 4.9(c).

“Seller and Rexam Public Documents” means all reports, schedules, forms, statements, prospectuses and other documents (including exhibits and other information incorporated therein) filed by Seller with the SEC, to the extent publicly available, or published by Rexam in accordance with relevant rules of the UK Financial Conduct Authority and made available to Purchaser, in each case prior to the date of this Agreement (but excluding any “risk factor” disclosures contained therein, any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific, predictive or forward-looking in nature).

“Seller Balance Sheet” means the audited combined balance sheet as of December 31, 2015 and December 31, 2014 of that portion of the Business owned by (i) the Seller Entities or (ii) the Purchased Entities directly or indirectly owned by the Seller Entities.

“Seller Disclosure Letter” has the meaning ascribed to such term in Article II.

“Seller Entities” means all Affiliates of Seller that transfer Purchased Assets (including Purchased Equity) and/or Assumed Liabilities to Purchaser pursuant to this Agreement, as set forth on Schedule 10.1(o).

“Seller Fundamental Representations” has the meaning ascribed to such term in Section 9.1.

“Seller Guarantees” has the meaning ascribed to such term in Section 4.11(a).

“Seller Income Statement” means the audited combined statement of income for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 of that portion of the Business owned by (i) the Seller Entities or (ii) the Purchased Entities directly or indirectly owned by the Seller Entities.

“Seller-Indemnified On-Site Environmental Liabilities” means On-Site Environmental Liabilities arising from facts, conditions, circumstances, exposures or violations in existence or occurring prior to the Closing Date.

“Seller Indemnitees” has the meaning ascribed to such term in Section 9.2(b).

“Seller Intentional Breach” means a deliberate act or a deliberate failure to act by Seller, which act or failure to act (i) constitutes, in and of itself, a material breach of Seller’s obligations under Section 4.18(d), (ii) Seller knew would prevent or materially delay, or knew the likely effect of which material breach of Seller’s obligations under Section 4.18(d) was to prevent or materially delay, the availability of the Financing at Closing, and (iii) actually makes the Financing unavailable at Closing.

“Seller Portion of the Shared Contract Liabilities” has the meaning ascribed to such term in Section 1.13(c).

“Seller Retained Volume” has the meaning ascribed to such term in Section 1.15(f).

“Seller Retained Volume Report” has the meaning ascribed to such term in Section 1.15(e).

“Seller Statement of Cash Flows” means the audited combined statement of cash flows for the years ended December 31, 2013, 2014 and 2015 of that portion of the Business owned by (i) the Seller Entities or (ii) the Purchased Entities directly or indirectly owned by the Seller Entities.

“Seller Volume Payment Amount” has the meaning ascribed to such term on Schedule 10.1(s).

“Seller’s Allocation Notice” has the meaning ascribed to such term in Section 1.10(b).

“Seller’s Apportionment Notice” has the meaning ascribed to such term in Section 1.10(c).

“Shared Back-to-Back Hedge” has the meaning ascribed to such term in Section 4.22(e).

“Shared Contract” has the meaning ascribed to such term in Section 1.13(c).

“SLEEK Cans” has the meaning ascribed to such term in Section 4.9(b).

“SLEEK Marks” has the meaning ascribed to such term in Section 4.9(b).

“Specified Business Contracts” has the meaning ascribed to such term in Section 1.1(b)(i).

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Supplier Contracts” means any Contract in effect as of the Closing Date between a Seller Entity, a Rexam Entity or a Purchased Entity, on the one hand, and a supplier of any of the foregoing for materials and/or services in respect of the manufacture and supply of two-piece metal beverage cans and/or ends manufactured as of the Closing from any of the Facilities.

“Tax Advisor” means an independent tax counsel at a law firm or “big four” accounting firm of recognized international standing in Brazil, France, Germany, the United Kingdom, the United States or any other applicable jurisdiction that imposes the Tax in respect of which advice is rendered or an opinion is delivered that is experienced as to such matters, provided that, for the avoidance of doubt, if acceptable to both Seller and Purchaser, the Tax Advisor for a matter can be the auditor of either such Party.

“Tax Benefit” means any Tax refund, Tax advantage or Tax benefit, in particular any reduction of the taxable income or any increase of Tax losses or Tax loss carryforwards, interest carryforwards, Tax reduction, lengthening of any amortization or depreciation period, higher depreciation allowance, increase of the Tax basis of assets, increase of any amortizable or accruable item or amount relevant for the assessment of any Tax, any Tax credit (such as a corporate income tax credit (Körperschaftsteuerguthaben) within the meaning of Section 37 of the German Corporate Income Tax Act (Körperschaftsteuergesetz) or other Tax credit under the Tax laws of any other jurisdiction) and any Tax deduction in connection with the disallowance of provisions for Tax purposes, in each case of the above, either relating to past, present or future periods or portions thereof.  In computing the amount of Tax Benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit, and shall take into account any available Tax attributes (e.g. net operating loss or credit carryforwards), before recognizing any item arising out of the incurrence or payment of any indemnity payment hereunder.

“Tax Opinion” means the written opinion in respect of the Tax matters addressed therein issued by a Tax Advisor.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority or jurisdiction (foreign or domestic) with respect to Taxes.

“Taxes” means any and all taxes, fees, levies or other assessments, including Federal, state, local, or foreign income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, stamp, franchise or similar taxes, or customs duties imposed by any Taxing Authority, together with any interest, penalties or additions to tax and additional amounts imposed with respect thereto.

“Taxing Authority” means any agency or political subdivision of any federal, foreign, state, local or municipal government entity with the authority to impose any Tax.

“Technical Documentation” means, with respect to any Fixtures, Equipment and Tangible Personal Property, copies of tangible and electronic technical documentation, including engineering documents, operating manuals, technical reports and laboratory notebooks, but in each case (i) solely to the extent related to such Fixtures, Equipment and Tangible Personal Property, and (ii) excluding any Intellectual Property.

“Territory” has the meaning ascribed to such term in Section 4.10(b).

“Third Party Claim” has the meaning ascribed to such term in Section 9.3(a).

“Trademarks” has the meaning ascribed to such term in the definition of Intellectual Property herein.

“Transaction” has the meaning ascribed to such term in the Recitals hereof.

“Transfer Regulations” means any Law implementing the European Acquired Rights Directive 2001/23/EC in any member state of the European Union in which any Business Employee is employed.

“Transfer Taxes” has the meaning ascribed to such term in Section 6.2.

“Transferred Business Employees” means, with respect to the Purchased Assets, the Business Employees who immediately prior to the Closing are employees of a Seller Entity or Rexam Entity (but not of a Purchased Entity), whose employment transfers to Purchaser or any Affiliate of Purchaser as a result of the Transaction or are Offer Employees who are offered employment by Purchaser or its applicable Affiliate pursuant to Section 5.1(a)(i) and who accept such offer of employment and commence employment with Purchaser or its Affiliates at or immediately following the Closing Date.

“Transferred Customer Contracts” means those Customer Contracts, or the portions thereof, set forth on Schedule 1.1(b)(i)(E).

“Transferred Employees” has the meaning ascribed to such term in Section 5.1(b).

“Transferred Fixtures, Equipment and Tangible Personal Property” means all Fixtures, Equipment and Tangible Personal Property that is located at the Business Real Property and exclusively related to the Business, including that listed on Schedule 10.1(q), and any vehicles exclusively related to the Business even if not located at the Business Real Property.

“Transferred Intellectual Property” has the meaning ascribed to such term in Section 1.1(b)(x).

“Transferred Supplier Contracts” means those Supplier Contracts, or the portions thereof, set forth on Schedule 1.1(b)(i)(D).

“UK DB Plan” means the Ball Packaging Europe UK Pension Scheme.

“UK Employee Benefit Plan” means any Employee Benefit Plan sponsored, maintained or contributed to by any of the UK Purchased Entities.

“UK Purchased Entities” means the Purchased Entities set forth on Schedule 10.1(r).

“UK Takeover Panel” means the United Kingdom Panel on Takeovers and Mergers.

“UK Trustee Agreement” has the meaning ascribed to such term in Section 2.17(e).

“Unassumed Back-to-Back Hedge” has the meaning ascribed to such term in Section 4.22(b).

“Unconditional Date” means the date of the Sanction Hearing.

“Unconditional Offer Date” means, if the Rexam Transaction is implemented by way of an Offer, the date on which the Offer becomes or is declared unconditional in all respects.

“Units” has the meaning ascribed to such term in Section 1.15(a).

“U.S. Transferred Employee” means any Business Employee whose employment is governed by the laws of the United States (including any state therein) and who becomes a Transferred Employee.

“VAT” means, in relation to any jurisdiction within the European Union, the value added tax provided for in Directive 2006/112/EC and charged under the provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction.

“WARN” has the meaning ascribed to such term in Section 2.16(b)(ii).

“Working Capital Target” means $363,000,000.

ARTICLE XI

MISCELLANEOUS

11.1        Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.  No assignment of this Agreement or any of the rights, interests or obligations provided by this Agreement (whether by operation of Law or otherwise) shall be made by any Party without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be void; provided, however, that Purchaser may assign this Agreement or any of its rights and obligations under this Agreement to one or more Affiliates of Purchaser without the prior written consent of the other Parties; provided, further, that Purchaser shall remain responsible for the performance by any such assignee of its obligations hereunder; provided, further, that Purchaser may pledge or collaterally assign its rights under this Agreement to one or more Financing Sources or any administrative agent, collateral agent or security trustee of such Persons without the prior written consent of the other Parties as collateral security for its obligations under the Financing Documents.

11.2        Public Announcements.  No Party shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without Seller’s prior written consent, in the case of any proposed disclosure by Purchaser or any of its Affiliates, or without Purchaser’s prior written consent, in the case of any proposed disclosure by Seller or Rexam or any of their respective Affiliates, except for any such disclosure that is, in the opinion of the disclosing Party’s counsel, required by applicable Law or the rules of a stock exchange on which the securities of the disclosing Party are listed or necessary to comply with announcement obligations under the City Code.  In the event a Party is, in the opinion of its counsel, required to make a public disclosure by applicable Law or the rules of a stock exchange on which its securities are listed, such Party shall, to the extent practicable, submit the proposed disclosure in writing to Seller, in the case of any proposed disclosure by Purchaser or any of its Affiliates, in the case of any proposed disclosure by Seller or Rexam or any of their respective

Affiliates, prior to the date of disclosure and provide Seller or Purchaser, as applicable, a reasonable opportunity to comment thereon.

11.3        Expenses.  Whether or not the Transaction is consummated, except as otherwise specified herein, each Party shall bear its own expenses with respect to the Transaction.

11.4        Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof (including but not limited to anything not permitted under Rule 21.2 of the City Code), such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.  Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

11.5        No Third Party Beneficiaries.  Except for (a) Article IX which is intended to benefit, and to be enforceable by, the parties specified therein and (b) this Section 11.5 and Sections 11.6 through 11.9 and Section 11.19 which are intended to benefit, and to be enforceable by, each Financing Source, this Agreement is for the sole benefit of the Parties, each as applicable, and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the Parties, each as applicable, and such permitted assigns, any legal or equitable rights hereunder.

11.6        Amendment; Waiver.  The failure of any Party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof.  Any waiver hereunder shall be effective only if delivered to the other Parties in writing by the Party making such waiver. This Agreement may not be amended except by an agreement in writing signed by each of the Parties; provided, however, that no modification or amendment to this Agreement shall be made that would adversely affect the rights of the Financing Sources as set forth in Sections 11.5 through Section 11.9 or Section 11.19 without the prior written consent of the Financing Sources.

11.7        Governing Law.  This Agreement shall be construed and enforced in accordance with and governed by the Laws of the State of New York, without regard to the conflicts of Laws provisions thereof.

11.8        Jurisdiction.  The Parties agree that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court located in New York, New York in the Borough of Manhattan so long as such court shall have subject matter jurisdiction over such Action, or alternatively in the New York State Court located in New York, New York in the Borough of Manhattan if the aforesaid United States District Court does not have subject matter jurisdiction, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the Parties hereby irrevocably consents to the jurisdiction of such court (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action which is brought in such court has been brought in an inconvenient forum.  Process in any such Action may be served on any Party anywhere in the world, whether within or without the jurisdiction of such court.  Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.14 shall be deemed effective service of process on such Party.

11.9        Waiver of Jury Trial.  EACH OF THE PARTIES WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HEREBY:  (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

11.10      Specific Performance.  The Parties acknowledge that, in view of the uniqueness of the Business and the transactions contemplated by this Agreement, each of Seller and Purchaser would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that, in addition to all other remedies available at law or in equity, the other Parties (on behalf of itself and the third-party beneficiaries of this Agreement provided in Section 11.5) shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable), and this right shall include the right of Seller to cause Purchaser and the Purchaser Financing Parties, as applicable, to draw upon and cause the Financing to be fully funded if the conditions set forth in Sections 7.1 and 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived.  Each of Seller and Purchaser agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.11      Headings.  The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

11.12      Counterparts.  The Parties may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original.

11.13      Further Documents.  Each of Seller and Purchaser shall, and shall cause its respective Affiliates to, at the request of the other Party, execute and deliver to such other Party all such further instruments, assignments, assurances and other documents as such other Party may reasonably request in connection with the carrying out of this Agreement and the Transaction.

11.14      Notices.  All communications, notices and Consents provided for herein shall be in writing and be given in person or by means of email, telex, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective:  (a) on delivery if given in person; (b) on the date of transmission if sent by email, telex, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) four (4) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid.  Notices shall be addressed as follows:

If to Purchaser, to:

Ardagh Group S.A.
56 rue Charles Martel
Luxembourg, 2134
Email:	Herman.Troskie@mpartners.lu
Attn:	Herman Troskie

with a copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York
Facsimile No.: (646) 848-8966
Email:	cobrien@shearman.com
gkarafotias@shearman.com
Attn:	Clare O’Brien
George Karafotias

If to Seller, to:

Ball Corporation
10 Longs Peak Drive
Broomfield, Colorado 80021
Facsimile No.: (303) 460-2691
Email:	cbaker@ball.com
Attn:	Charles E. Baker

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, Illinois 60606
Facsimile No.: (312) 407-0411
Email:	charles.mulaney@skadden.com
shilpi.gupta@skadden.com
Attn:	Charles W. Mulaney, Jr.
Shilpi Gupta

If to Rexam, to:

Rexam PLC
4 Millbank
London SW1P 3XR, United Kingdom
Email:	david.gibson@rexam.com
Attn:	David Gibson

with a copy to:

Freshfields Bruckhaus Deringer LLP
65 Fleet Street
London EC4Y 1HS, United Kingdom
Facsimile No.: (44) 20 7832 7001
Email:	julian.long@freshfields.com
david.sonter@freshfields.com
Attn:	Julian Long
David Sonter

provided, however, that if any Party shall have designated a different address by notice to the others, then to the last address so designated.

11.15      Construction.  The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning.  The Parties acknowledge that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.  Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires.  The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits and Schedules hereto) and not to any particular provision of this Agreement.  Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules to this Agreement unless otherwise specified.  Unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules and annexes to such agreement.  The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified.  The word “or” shall not be exclusive.  Unless otherwise specified in a particular case, the word “days” refers to calendar days.  References herein to this Agreement shall be deemed to refer to this Agreement as of the date of such agreement and as it may be amended thereafter, unless otherwise specified.  All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America; all references to “Euro” or “€” shall be deemed references to the lawful money of the European Union; and all references to “Brazilian Real” or “R$” shall be deemed references to the lawful money of Brazil.  References to “costs” and/or “expenses” incurred by any Person shall not include any amount in respect of VAT comprised in such costs or expenses for which either that Person or, if relevant, any other member of the group to which that Person belongs for VAT purposes is entitled to credit or repayment as VAT input tax under any applicable provisions.

11.16      Exchange Rates.  If any portion of the Purchase Price allocated to the Purchased Equity is stated in Euro or Brazilian Reals, then the Parties shall use for such purposes the exchange rate between $ and Euro and $ and Brazilian Real, as applicable, as reported on the Bloomberg Screen at 7:00 a.m. EDT on the applicable date of payment.

11.17      Bulk Sales Laws.  Each Party hereby waives and will cause its Affiliates to waive compliance by the other Parties and their respective Affiliates with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser.

11.18      Entire Agreement.  This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede any prior understanding, agreements, or representations by or among the Parties, written or oral to the extent they relate in any way to the subject matter hereof.

11.19      Certain Claims.  Notwithstanding anything to the contrary contained in this Agreement, Seller agrees that (a) neither it nor any of its Representatives or Affiliates shall have any rights or claims against any Financing Source in connection with or related to this Agreement, the Financing or the transactions contemplated hereby or thereby, and (b) no Financing Source shall have any liability or obligation to Seller or any of its Representatives or Affiliates in connection with or related to this Agreement, the Financing or the transactions contemplated hereby or thereby, in the case of each of (a) and (b), including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.

[Signature Page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Seller, Purchaser and (subject in all respects to Section 4.20) Rexam as of the date first written above.

BALL CORPORATION

By:	/s/ Charles E. Baker
	Name:	Charles E. Baker
	Title:	Vice President

ARDAGH GROUP S.A.

By:	/s/ WHO Fry
	Name:	WHO Fry
	Title:	Director

REXAM PLC

By:	/s/ David Gibson
	Name:	David Gibson
	Title:	Company Secretary

[Signature Page to Equity and Asset Purchase Agreement]